Exhibit 2.2

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of January 29, 2026

by and among

MODINE MANUFACTURING COMPANY,

PLATINUM SPINCO INC.,

GENTHERM INCORPORATED

and

PLATINUM GOLD MERGER SUB INC.

i

SCHEDULES AND EXHIBITS

Exhibit A	Separation Agreement
Exhibit B	Form of Tax Matters Agreement
Exhibit C	Form of Employee Matters Agreement
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Intellectual Property Matters Agreement
Exhibit F	Form of Gold Charter Amendment
Exhibit G	Form of Lease Agreement
Schedule A	Overlap Counting Principles

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 29, 2026, is entered into by and among Modine Manufacturing Company, a Wisconsin corporation (“Mercury”), Platinum SpinCo Inc., a Delaware corporation and a wholly owned Subsidiary of Mercury (“SpinCo”), Gentherm Incorporated, a Michigan corporation (“Gold”), and Platinum Gold Merger Sub Inc., a Delaware corporation and wholly owned Subsidiary of Gold (“Merger Sub”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Mercury, acting through itself and its direct and indirect Subsidiaries, currently conducts the Mercury Business and the SpinCo Business;

WHEREAS, contemporaneously with the execution of this Agreement, Mercury, SpinCo and Gold are entering into the Separation Agreement, pursuant to which Mercury will, upon the terms and conditions set forth therein and in accordance with the Reorganization, separate the SpinCo Business such that, as of the Distribution, the SpinCo Business is held by the members of the SpinCo Group;

WHEREAS, to effect such separation, Mercury shall, and cause members of the Mercury Group to, contribute, convey, transfer, assign and deliver to SpinCo and members of the SpinCo Group, and SpinCo and members of the SpinCo Group shall accept and assume from Mercury and members of the Mercury Group, all of the right, title and interest of Mercury and the members of the Mercury Group in, to and under certain assets and liabilities relating to the SpinCo Business, in each case on the terms and subject to the conditions set forth in the Separation Agreement;

WHEREAS, in connection with such separation and in partial consideration of the transfer to SpinCo of such assets, SpinCo will make the SpinCo Cash Distribution (as may be adjusted in accordance with this Agreement) to Mercury;

WHEREAS, after such separation and upon the terms and subject to the conditions set forth in the Separation Agreement, Mercury will distribute all of the outstanding shares of the common stock, $0.001 par value, of SpinCo (the “SpinCo Common Stock”) to Mercury’s shareholders without consideration on a pro rata basis (the disposition by Mercury of 100% of the SpinCo Common Stock by way of such distribution is referred to as the “Distribution”);

WHEREAS, following the Distribution, at the Effective Time, the Parties will effect the merger of Merger Sub with and into SpinCo (the “Merger”), with SpinCo continuing as the surviving corporation and becoming a wholly owned Subsidiary of Gold, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of Gold (the “Gold Board”) has unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Gold Share Issuance, are fair to and in the best interests of Gold and its shareholders, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Gold Share Issuance, on the terms and subject to the conditions set forth herein, (c) determined it advisable for the Gold shareholders to approve an amendment to the certificate of incorporation of Gold, substantially in the form of Exhibit F (the “Gold Charter Amendment”) to effect an increase to the number of authorized shares of Gold Common Stock, (d) resolved to recommend that the shareholders of Gold approve the Gold Share Issuance and the Gold Charter Amendment (the “Gold Board Recommendation”), and (e) directed that the Gold Share Issuance and the Gold Charter Amendment be submitted to a vote at a meeting of Gold’s shareholders;

WHEREAS, the board of directors of Merger Sub has determined that the Merger and this Agreement are advisable and in the best interests of its sole stockholder and has approved this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the board of directors of Mercury (the “Mercury Board”) has approved this Agreement and the transactions contemplated hereby, subject to such further action by the Mercury Board required to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Mercury Board (which shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement);

WHEREAS, the board of directors of SpinCo (the “SpinCo Board”) has determined that the Merger and this Agreement are advisable and in the best interests of its sole stockholder and has approved this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, it is the intention of the Parties that, for U.S. federal income Tax purposes: (a) the Contribution and the Distribution, taken together, qualify as a “reorganization” within the meanings of Sections 368(a)(1)(D) and 355(a) of the Code; (b) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (c) this Agreement constitutes, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for the Merger and for purposes of Sections 354, 361 and 368 of the Code.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that contains confidentiality and use provisions that are not materially less restrictive to the other party than the terms in the Confidentiality Agreement are on Gold; provided, that such confidentiality agreement shall not include any provision calling for an exclusive right to negotiate with any Party to this Agreement or otherwise prohibiting Gold’s compliance with its obligations under this Agreement.

“Action” shall mean any action, claim, charges, complaint, examination, investigation, dispute, suit, countersuit, arbitration or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Adverse Law Event” shall mean (a) the enactment of any Law, issuance of any judicial determination or proposal or promulgation of any administrative authority or pronouncement (including any interpretation of Law) which would materially adversely affect the Intended Tax Treatment, (b) the approval by either house of the U.S. Congress or the U.S. executive branch of any legislation which would if enacted and signed into Law, or would reasonably be expected to if enacted and signed into Law, materially adversely affect the Intended Tax Treatment or (c) the refusal by the IRS to issue any ruling requested in the IRS Ruling Request.

“Affiliate” shall mean, when used with respect to a specified Person (at any point of time or with respect to a period of time, as applicable), a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person. Following the Effective Time, Affiliates of Gold shall include the members of the SpinCo Group.

“Agreement” shall mean this Agreement and Plan of Merger, including all Annexes, Exhibits and Schedules hereto, including the Gold Disclosure Letter and the SpinCo Disclosure Letter, in each case as may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Anti-Corruption Laws” shall mean all Laws relating to the prevention of corruption, money laundering and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010.

“Antitrust Laws” shall mean the Sherman Antitrust Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act and any other federal, state, foreign or supranational Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Audit Reimbursement Obligations” shall mean the reasonable and documented out-of-pocket costs and expenses incurred by Mercury, SpinCo or any of their respective Subsidiaries in connection with the preparation of the SpinCo Audited Financial Statements.

“Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA but regardless of whether such plan is subject to ERISA) and each benefit or compensation plan, program, policy, contract, agreement or arrangement, including each pension, post-employment or retirement, profit sharing, 401(k), severance, health and welfare, disability, deferred compensation, employment, consulting, termination, supplemental unemployment, change-in-control, retention, fringe benefit, stock purchase, cash bonus or equity or equity-based incentive plan, program, agreement, policy or other arrangement, in each case, excluding any plan, program or arrangement that is sponsored, maintained or administered by any Governmental Authority or any Multiemployer Plan.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banking institutions are authorized or obligated by Law to be closed in New York, New York.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall mean each written Contract with a labor union, labor organization, works council or other employee representative body.

“Company Awards” has the meaning set forth in the definition of “Company Awards” in the Employee Matters Agreement.

“Confidentiality Agreement” shall mean that certain Amended and Restated Mutual Confidentiality Agreement, by and between Gold and Mercury, dated as of November 17, 2025, as amended, restated or supplemented from time to time, including any addendum thereto.

“Consent” shall mean any consent, clearance, expiration or termination of a waiting period, approval, exemption, waiver, authorization, filing, registration or notification.

“Contract” shall mean any legally binding contract (whether written or oral), agreement, understanding, arrangement, subcontract, commitment, loan or credit agreement, note, bond, indenture, lease, warranty, accepted purchase order with outstanding performance obligations at the applicable time of determination, sublicense or license or other instrument, including all amendments, supplements or modifications thereto.

“Contribution” has the meaning set forth in the Separation Agreement.

“Controlled Group Liability” shall mean any and all Liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, and (d) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Determination Time” means 4:30 p.m. Eastern Time on the second (2nd) Business Day immediately prior to the date on which the Closing occurs.

“DGCL” shall mean the Delaware General Corporation Law.

“Distribution Date” has the meaning set forth in the Separation Agreement.

“Distribution Time” has the meaning set forth in the Separation Agreement.

“Employee Matters Agreement” shall mean an Employee Matters Agreement in substantially the form attached hereto as Exhibit C, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Environmental Law” has the meaning set forth in the Separation Agreement.

“Environmental Liabilities” has the meaning set forth in the Separation Agreement.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business (whether or not incorporated), any other entity, trade or business (whether or not incorporated) that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” shall mean (subject to adjustment as contemplated by Section 3.1(a)(iv) and Section 3.1(c)), a number equal to (a) the Fully Diluted SpinCo Shares minus the SpinCo Make Whole Awards divided by (b) the number of outstanding shares of SpinCo Common Stock immediately following the Distribution.

“Ex-Im Laws” shall mean all Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Financing Reimbursement Obligations” shall mean the sum of (a) all documented out-of-pocket costs and expenses incurred by Mercury, SpinCo or any of their respective Subsidiaries in connection with the SpinCo Financing or any Permanent SpinCo Financing (including all commitment fees and other fees, obligations and expenses arising pursuant to the terms of the Commitment Letter or the SpinCo Financing Agreements or in connection with any Permanent SpinCo Financing, and the documented out-of-pocket fees, costs and expenses of counsel, accountants, consultants or other advisors (including financial or capital markets advisors)), (b) all documented out-of-pocket costs and expenses incurred by Mercury, SpinCo or any of their respective Subsidiaries in connection with the Gold Financing, and (c) all interest expense incurred and fees paid by Mercury, SpinCo or any of their respective Subsidiaries with respect to any SpinCo Financing (whether pursuant to the Commitment Letter, the SpinCo Financing Agreements or otherwise) or any Permanent SpinCo Financing with respect to any period, or on any date, at or prior to the earlier of the Closing or the termination of this Agreement; provided, that “Financing Reimbursement Obligations” shall not include costs and expenses incurred by Mercury, SpinCo or any of their respective Subsidiaries in connection with the actions contemplated by Section 7.5(k).

“Foreign Benefit Plan” shall mean any Benefit Plan that is primarily subject to the laws of a jurisdiction outside the United States.

“Foreign Investment Law” shall mean any federal, state, foreign, or supranational Law that is designed or intended to screen, prohibit, restrict or regulate investments on cultural, public order or safety, privacy, or national or economic security grounds.

“Fraud” shall mean any actual and intentional misrepresentation of a material fact by a Party in making the representations and warranties set forth in Article IV, Article V or Article VI, as applicable, or in the certificate contemplated by Section 8.2(c) and Section 8.3(c), as applicable, that constitutes actual common law fraud under the Laws of the State of Delaware, but does not include fraud based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory.

“Fully Diluted Gold Shares” shall mean the sum of (a) the number of shares of Gold Common Stock outstanding as of the Determination Time plus (b) the number of shares of Gold Common Stock underlying Gold Equity Awards as of the Determination Time (provided, that for purposes of this clause (b), shares of Gold Common Stock underlying Gold RSU Awards and Gold PSU Awards will be calculated using the treasury stock method and performance awards will be calculated assuming performance goals are satisfied based on target performance).

“Fully Diluted SpinCo Shares” shall mean a number of shares of Gold Common Stock equal to (a) the Fully Diluted Gold Shares, multiplied by (b) a fraction equal to (i) 40%, divided by (ii) 60%.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied.

“Gold Affiliate Contract” shall mean any Contract, whether or not in writing, between any of Gold or any of the Gold Subsidiaries, on the one hand, and any present or former officer or director of Gold or any of the Gold Subsidiaries or “immediate family member” thereof (as defined in Rule 16a-1 under the Exchange Act), on the other hand.

“Gold Benefit Plan” shall mean each Benefit Plan (a) that is maintained, sponsored, contributed to or entered into, by Gold or any of the Gold Subsidiaries, or to which Gold or any of the Gold Subsidiaries is required to contribute or (b) under or with respect to which Gold or any of its Subsidiaries has any Liability.

“Gold Business” shall mean the businesses of Gold and the Gold Subsidiaries, as conducted as of the date hereof.

“Gold Business Systems” shall mean the Information Technology and Software used or relied on by or for the operation of the Gold Business, including in each case any outsourced systems and processes.

“Gold Common Stock” shall mean the common stock, without par value, of Gold.

“Gold Credit Agreement” shall mean the Second Amended and Restated Credit Agreement, dated as of June 10, 2022, by and among Gold, the other borrower parties from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, as amended, restated, supplemented or otherwise modified from time to time.

“Gold Datasite” shall mean the datasite established by Gold for purposes of due diligence of Gold and the Gold Subsidiaries and their respective businesses (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of Mercury) located at www.intralinks.com.

“Gold Disclosure Letter” shall mean the Disclosure Letter delivered by Gold to Mercury and SpinCo on the date hereof and identified as such.

“Gold Distribution Tax Representations” shall mean the representations of an officer of Gold, dated as of the Closing Date, in form and substance reasonably satisfactory to Tax Counsel, delivered to Tax Counsel in connection with the Distribution Tax Opinion.

“Gold Equity Awards” shall mean, collectively, all Gold RSU Awards, Gold Restricted Stock Awards and Gold PSU Awards.

“Gold Equity Incentive Plan” shall mean the Gold 2013 Equity Incentive Plan and the Gold 2023 Equity Incentive Plan.

“Gold Intellectual Property” shall mean the Intellectual Property owned by Gold or any of its Subsidiaries.

“Gold Material Adverse Effect” shall mean any change, event, development, occurrence or effect that has, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of Gold and the Gold Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a Gold Material Adverse Effect: (a) any change resulting from general market, economic, financial, capital markets or regulatory conditions, (b) any general change in the credit, debt, financial or capital markets or changes in interest or exchange rates, (c) any change in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (d) any change resulting from any hurricane, flood, tornado, earthquake or other natural disaster or weather-related event, or other force majeure event, any epidemic, pandemic or disease, or any worsening thereof, (e) any change resulting from local, national or international political conditions, including the outcome of any elections, the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, cyberterrorism or other acts of foreign or domestic terrorism or civil unrest, (f) any change generally affecting the industries in which Gold and the Gold Subsidiaries operate, (g) any change resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation, including, to the extent resulting therefrom, any actions of or loss of customers, suppliers, distributors, employees or other material business relationships (including any cancellation or delay in customer orders or any termination of or adverse change to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided, that this clause (g) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation), (h) any change in Gold’s stock price or the trading volume of Gold’s stock or any change in the credit rating of Gold (but not, in each case, the underlying cause of any such change, unless such underlying cause would otherwise be excepted by another clause of this definition), (i) any change resulting from any action required to be taken by the terms of this Agreement (other than pursuant to Section 7.1), (j) any change in or the imposition of any tariff, or any action relating to any trade dispute, or change in funding policies of or spending by any Governmental Authority, (k) any failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such failure, unless such underlying cause would otherwise be excepted by another clause of this definition) or (l) any shareholder or derivative litigation arising from or relating to this Agreement or the transactions contemplated hereby; provided, that, in the case of clauses (a), (b), (c), (d), (e), (f) and (j), if any such change, event, development, condition, occurrence or effect disproportionately impacts Gold and the Gold Subsidiaries, taken as a whole, as compared to other participants in the industries in which Gold and the Gold Subsidiaries operate, the incremental disproportionate impact thereof may be taken into account in determining whether a Gold Material Adverse Effect has occurred or would reasonably be expected to occur.

“Gold Merger Tax Representations” shall mean the representations of an officer of Gold, dated as of the Closing Date, in substantially the form set forth in Section 7.2(c) of the Gold Disclosure Letter (with any modifications reasonably requested by Tax Counsel or Gold Tax Counsel), delivered to Tax Counsel and Gold Tax Counsel in connection with the Merger Tax Opinions.

“Gold Overlap Ownership Percentage” shall mean, with respect to any Overlap Shareholder, the fraction obtained by dividing (a) the number of shares of Gold Common Stock that will be owned directly or indirectly by such Overlap Shareholder immediately following the Effective Time (calculated pursuant to this Agreement and in accordance with the methodology set forth in Schedule A, but excluding any shares of Gold Common Stock issued pursuant to the Merger in exchange for shares of SpinCo Common Stock that do not constitute Qualified SpinCo Common Stock) by (b) the number of shares of Gold Common Stock that will be issued and outstanding immediately following the Effective Time (calculated pursuant to this Agreement).

“Gold PSU Award” shall mean a restricted stock unit award subject to performance-vesting conditions granted under a Gold Equity Incentive Plan.

“Gold Registration Statement” shall mean the registration statement on Form S-4 to be filed or confidentially submitted by Gold with the SEC to effect the registration under the Securities Act of the issuance of the shares of Gold Common Stock that will be issued to holders of SpinCo Common Stock pursuant to the Merger (as amended and supplemented from time to time).

“Gold Restricted Stock Award” shall mean a restricted stock award granted under a Gold Equity Incentive Plan.

“Gold RSU Award” shall mean a restricted stock unit award granted under a Gold Equity Incentive Plan that is not a Gold PSU Award.

“Gold SEC Documents” shall mean all forms, reports, schedules, statements and other documents required to be filed or furnished by Gold with the SEC since January 1, 2024.

“Gold Share Issuance” shall mean the issuance of the shares of Gold Common Stock in the Merger.

“Gold Shareholder Approval” shall mean (i) the approval of the Gold Share Issuance at the Gold Shareholders Meeting by the affirmative vote of a majority of the total votes cast by the holders of Gold Common Stock entitled to vote thereon and (ii) the approval of the Gold Charter Amendment at the Gold Shareholders Meeting by the affirmative vote of a majority of the shares of Gold Common Stock outstanding and entitled to vote thereon.

“Gold Subsidiaries” shall mean all direct and indirect Subsidiaries of Gold. Following the Effective Time, the Gold Subsidiaries shall include SpinCo and the SpinCo Subsidiaries.

“Gold Tax Counsel” shall mean Gold’s outside tax counsel, Latham & Watkins LLP.

“Gold Tax Representations” shall mean the Gold Distribution Tax Representations and the Gold Merger Tax Representations.

“Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign, supranational or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, a government and any executive official thereof.

“Hazardous Materials” has the meaning set forth in the Separation Agreement.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Information Technology” has the meaning set forth in the Separation Agreement.

“Intellectual Property” has the meaning set forth in the Separation Agreement.

“Intellectual Property Matters Agreement” shall mean an Intellectual Property Matters Agreement in substantially the form attached hereto as Exhibit E, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Interests” shall mean shares, partnership interests, limited liability company interests or any other equity interest in any Person.

“Intervening Event” shall mean any change, event, development or occurrence with respect to Gold that is material to Gold and its Subsidiaries (taken as a whole) which was not known by or was not reasonably foreseeable to, the Gold Board as of the date of this Agreement (or which was known or reasonably foreseeable but in respect of which the probability or magnitude of the consequences were neither known nor reasonably foreseeable as of the date hereof); provided, however, that in no event shall (a) the receipt, existence or terms of a Competing Proposal or Superior Proposal, (b) any events, developments, occurrences or changes in circumstances of Mercury or the members of the SpinCo Group, including any event, development or occurrence that results from the announcement, pendency and consummation of this Agreement or the Transaction or any actions required to be taken or to be refrained from being taken pursuant to this Agreement, (c) the status of the Merger under the HSR Act or of any of the other Requisite

Regulatory Approvals, (d) any change in the price, or change in trading volume, of Gold Common Stock, or any change in the credit rating of Gold (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent not otherwise expressly prohibited by this definition), (e) the fact in and of itself that Gold met or exceeded internal or analysts’ expectations, projections, forecasts, guidance, estimates, budgets or results of operations (it being understood that the underlying facts giving rise or contributing to such event may be taken into account in determining whether there has been an Intervening Event, to the extent not otherwise expressly prohibited by this definition) or (f) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices), constitute or be deemed to contribute to an Intervening Event.

“IRS” shall mean the U.S. Internal Revenue Service.

“IRS Ruling” shall mean a private letter ruling from the IRS received by Mercury after the date hereof regarding such matters germane to the U.S. federal income Tax consequences of the Reorganization, Contribution, Distribution and Merger and any related transactions as Mercury and Gold may determine in accordance with Section 7.2(h), including any matters included in the initial formal private letter ruling request (as distinguished from any pre-submission conference memorandum) submitted by Mercury pursuant to Section 7.2(h) and any supplemental requests or information submissions by Mercury with respect to modifications requested by, or needed or appropriate to accommodate or respond to, the IRS after such initial formal request, which private letter ruling (a) shall include rulings substantively similar to the rulings contained in IRS Private Letter Ruling 202145020, including with respect to the “Overlap Counting Principles” described therein, except the rulings shall also permit Mercury to rely on voluntary disclosures to investment research companies in determining the share ownership by “Overlapping Shareholders,” and (b) shall not impose an obligation to review investor websites or other sources of information to gather information at a time following the beginning of the day on the date that is two (2) Business Days prior to the Closing Date.

“IRS Ruling Request” shall mean a formal request (as distinguished from any pre-submission conference memorandum) for the IRS Ruling that will be submitted by Mercury to the IRS.

“Knowledge” shall mean (a) with respect to Mercury, the actual knowledge of the persons set forth in Section 1.1(a) of the SpinCo Disclosure Letter, (b) with respect to SpinCo, the actual knowledge of the persons set forth in Section 1.1(b) of the SpinCo Disclosure Letter, and (c) with respect to Gold, the actual knowledge of the persons set forth in Section 1.1(a) of the Gold Disclosure Letter.

“Law” shall mean any national, foreign, international, multinational, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, directive, guidance, ordinance, rule, regulation, treaty (including any income tax treaty), license, Permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

“Lease Agreement” shall mean a Lease Agreement in substantially the form attached hereto as Exhibit G, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Lender Parties” shall mean (i) the Lenders, together with their Affiliates, and their Affiliates’ current or future officers, directors, employees, agents, Representatives, stockholders, limited partners, managers, members or partners and (ii) the permitted successors and assigns of each of the Persons described in the foregoing clause (i), in each case in their respective capacities as such.

“Lenders” shall mean the entities (including commitment parties, agents, co-agents, lenders, arrangers, bookrunners, underwriters, financial institutions, investors or similar debt financing sources) that have committed or commit, after the date hereof, to provide or otherwise enter into agreements as lenders in connection with the Gold Financing, the SpinCo Financing or the Permanent SpinCo Financing, including the Commitment Letter and any joinder agreements, credit agreements or similar definitive financing documents entered into pursuant to the Commitment Letter or relating thereto.

“Liability” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, deficiencies, fines, settlements, sanctions, costs, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, Action or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed in connection therewith, in each case, including all costs and expenses relating thereto.

“Lien” shall mean any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, license, purchase option, right of first refusal, security interest or other lien of any kind.

“Losses” shall mean actual losses (including any diminution in value), costs, damages, penalties and expenses (including legal and accounting fees and expenses and costs of investigation and litigation).

“Mercury Assets” has the meaning set forth in the definition of “Company Assets” in the Separation Agreement.

“Mercury Benefit Plan” shall mean each Benefit Plan (a) that is maintained, sponsored, contributed to or entered into by Mercury or any of its Affiliates (including SpinCo and its Subsidiaries) or to which Mercury or any of its Affiliates (including SpinCo and its Subsidiaries) is required to contribute, in each case for the benefit of any SpinCo Group Employee or any other current or former director, officer, consultant, employee or other individual service provider of the SpinCo Business or (b) under or with respect to which SpinCo has any Liability.

“Mercury Business” has the meaning set forth in the definition of “Company Business” in the Separation Agreement.

“Mercury Common Stock” shall mean the common stock, $0.625 par value per share, of Mercury.

“Mercury Credit Agreement” shall mean that certain Sixth Amended and Restated Credit Agreement, dated as of July 10, 2025, by and among Mercury, the other borrowers from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended, restated, supplemented or otherwise modified from time to time (including Amendment No. 1 to Credit Agreement, dated as of December 23, 2025).

“Mercury Combined Tax Return” shall mean any combined, consolidated, affiliated, unitary or similar Tax Return that includes Mercury or any of its Affiliates (other than the members of the SpinCo Group), on the one hand, and any of SpinCo or the SpinCo Subsidiaries, on the other hand, it being understood that a Tax Return claiming group relief or similar sharing of Tax losses or other attributes (or surrendering) shall not, by virtue of such claiming, be considered a Mercury Combined Tax Return.

“Mercury Distribution Tax Representations” shall mean the representations of an officer of Mercury, dated as of the Closing Date, in form and substance reasonably satisfactory to Tax Counsel, delivered to Tax Counsel in connection with the Distribution Tax Opinion.

“Mercury Equity Award” has the meaning set forth in the Employee Matters Agreement.

“Mercury Existing Debt Agreements” means the Mercury Credit Agreement and the Mercury Note Purchase Agreement.

“Mercury Group” has the meaning set forth in the definition of “Company Group” in the Separation Agreement.

“Mercury Liabilities” has the meaning set forth in the definition of “Company Liabilities” in the Separation Agreement.

“Mercury Material Adverse Effect” shall mean any change, event, development, occurrence or effect that has a material adverse effect on the ability of Mercury to consummate the Distribution or the Separation by the Outside Date.

“Mercury Note Purchase Agreement” shall mean that certain Second Amended and Restated Note Purchase and Private Shelf Agreement, dated as of August 6, 2019, by and among Mercury, PGIM, Inc. and the other noteholders from time to time party thereto, as amended, restated, supplemented or otherwise modified from time to time (including the First Amendment thereto, dated as of January 31, 2020, the Second Amendment thereto, dated as of May 19, 2020, the Third Amendment thereto, dated as of May 18, 2021, the Fourth Amendment thereto, dated as of November 21, 2022, and the Fifth Amendment thereto, dated as of July 10, 2025).

“Mercury PS Award” has the meaning set forth in the Employee Matters Agreement.

“Mercury SEC Documents” shall mean all forms, reports, schedules, statements and other documents required to be filed or furnished by Mercury or SpinCo with the SEC since January 1, 2024.

“Mercury Tax Group” shall mean any consolidated, combined, affiliated or unitary group that (i) includes Mercury or any of its Affiliates and (ii) does not include SpinCo or any of the SpinCo Subsidiaries.

“Merger Tax Opinions” shall mean Mercury Merger Tax Opinion and the Gold Merger Tax Opinion.

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.

“Nasdaq” shall mean the Nasdaq Global Select Market.

“NYSE” shall mean the New York Stock Exchange.

“OFAC” shall mean the U.S. Department of the Treasury Office of Foreign Assets Control.

“Open Source Software” shall mean any software that is subject to the terms of any license agreement that meets the definition of “Open Source” promulgated by the Open Source Initiative, available online at http://www.opensource.org/osd.html or a similar license.

“Organizational Documents” shall mean: (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of the foregoing clauses (a) through (d), including any amendments as may be in effect from time to time.

“Overlap Shareholders” shall have the meaning set forth on Schedule A.

“Overlap Shares” shall mean, with respect to any Overlap Shareholder, (a) the lesser of (i) the SpinCo Overlap Ownership Percentage for such Overlap Shareholder and (ii) the Gold Overlap Ownership Percentage for such Overlap Shareholder, multiplied by (b) the number of shares of Gold Common Stock that will be issued and outstanding immediately following the Effective Time.

“Permits” shall mean permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Authority.

“Permitted Liens” shall mean: (a) statutory Liens arising by operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent or is being contested in good faith by appropriate proceedings; (b) requirements and restrictions of zoning, licensing, permitting, building and other similar land-use Laws which are not violated by the present use or occupancy of the real property subject thereto; (c) Liens for Taxes or mechanics’, materialmen’s and similar Liens arising or incurred in the ordinary course of business and with respect to any amounts, in each case (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (d) non-exclusive license rights to Intellectual Property granted in the ordinary course of business; (e) easements (including conservation easements and public trust easements, rights-of-way, road use Contracts, covenants, conditions, restrictions, reservations, licenses, Contracts and other similar non-monetary matters) of public record (provided, however, that the same, individually and in the aggregate, do not materially impair or interfere with the operation or use of such real property in the operation of the business currently conducted thereon); (f) purchase money Liens and Liens securing rental payments under capital lease agreements; (g) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security (other than pursuant to Section 303(k) or 4068 of ERISA or Section 430(k) of the Code) or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, performance and return of money bonds and similar obligations; (h) Liens arising under conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business; (i) pledges or deposits to secure public or statutory obligations unrelated to any default or violation of any Law; (j) Liens arising under or created by this Agreement or any other Transaction Document (other than as a result of a breach or default under such Contracts); (k) Liens securing the obligations in respect of SpinCo Financing, Permanent SpinCo Financing or Gold Financing, in each case, to the extent created pursuant to the applicable definitive documentation for such financing; (l) restrictions on transfer resulting from securities Laws; (m) Liens securing the obligations in respect of the Gold Credit Agreement; (n) Liens securing the obligations in respect of the Mercury Credit Agreement or the Mercury Note Purchase Agreement and which will, in each case, be released prior to or in connection with the Closing, and (o) Liens described on Section 1.1(b) of the Gold Disclosure Letter.

“Person” shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Personal Information” shall mean all information in any form or media that identifies, could be used to identify or is otherwise related to an individual person (including any current, prospective or former customer, end user or employee), in addition to any definition for “personal information” or any similar term provided by applicable Law, Privacy Requirements or by Mercury or Gold, as applicable, in any of their respective privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

“Privacy Laws” shall mean any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including, but not limited to, the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), EU General Data Protection Regulation (GDPR), any and all applicable Laws relating to breach notification, the use of biometric identifiers and the use of Personal Information for marketing purposes.

“Privacy Requirements” shall mean all applicable Privacy Laws and all of Mercury’s and Gold’s, as applicable, policies, notices and contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information.

“Proxy Statement” shall mean the proxy statement to be mailed to the shareholders of Gold relating to the Gold Shareholders Meeting, including any amendments or supplements thereto.

“Qualified SpinCo Common Stock” shall mean SpinCo Common Stock received by holders of Mercury Common Stock pursuant to the Distribution, except for any SpinCo Common Stock that is acquired, directly or indirectly, pursuant to a plan (or series of related transactions) that includes the Distribution, within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder. This definition (and the application thereof) is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.

“Record Date” shall mean the close of business on the date to be determined by the Mercury Board (or a committee thereof) as the record date for the determination of holders of record of Mercury Common Stock entitled to receive shares of SpinCo Common Stock in the Distribution.

“Registered IP” has the meaning set forth in the Separation Agreement.

“Regulatory Authorizations” shall mean all approvals, clearances, Permits, authorizations, registrations and listings of any Person, in any applicable jurisdiction.

“Release” has the meaning set forth in the Separation Agreement.

“Reorganization” has the meaning set forth in the Separation Agreement.

“Reorganization Step Plan” has the meaning set forth in the Separation Agreement.

“Representative” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, financing sources, attorneys or other representatives.

“Sanctioned Country” shall mean any country or region or government thereof that is, or has been in the five (5) years prior to the date hereof, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic” regions of Ukraine).

“Sanctioned Person” shall mean any Person that is the subject or target of sanctions or restrictions under Trade Controls including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the OFAC List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (b) any Person located, organized, or resident in a Sanctioned Country; or (c) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (a)-(b).

“Sanctions” shall mean all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Separation” shall mean the transactions contemplated by Section 2.1(a) of the Separation Agreement, subject to Section 2.4 and Section 2.5 of the Separation Agreement.

“Separation Agreement” shall mean that Separation Agreement dated as of the date hereof among Mercury, SpinCo and Gold, attached as Exhibit A to this Agreement, as may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Shared Services” has the meaning set forth in the Separation Agreement.

“Software” has the meaning set forth in the Separation Agreement.

“SpinCo Affiliate Contract” shall mean any Contract, whether or not in writing, (a) between any member of the SpinCo Group, on the one hand, and any present or former officer or director of any member of the SpinCo Group or “immediate family member” thereof (as defined in Rule 16a-1 under the Exchange Act), on the other hand, or (b) between any member of the SpinCo Group, on the one hand, and Mercury and/or any of its Subsidiaries (other than a member of the SpinCo Group), on the other hand.

“SpinCo Assets” has the meaning set forth in the Separation Agreement.

“SpinCo Benefit Plan” shall mean each Mercury Benefit Plan that is (a) maintained, sponsored, contributed to or entered into solely by SpinCo or a Subsidiary thereof, or to which SpinCo or a Subsidiary thereof (and none of Mercury or any of its other Subsidiaries) is required to contribute, or to which SpinCo or any of its Subsidiaries (and none of Mercury or any of its other Subsidiaries) is a party, or (b) an individual offer letter, employment agreement, change in control employment agreement, or consulting agreement between Mercury or one of its Affiliates (other than the SpinCo Group) and a SpinCo Group Employee.

“SpinCo Books and Records” has the meaning set forth in the Separation Agreement.

“SpinCo Business” has the meaning set forth in the Separation Agreement.

“SpinCo Business Systems” shall mean the Information Technology and Software used or relied on by or for the operation of the SpinCo Business, including in each case any outsourced systems and processes.

“SpinCo Cash Distribution” has the meaning set forth in the Separation Agreement.

“SpinCo Datasite” shall mean the datasite established by Mercury for purposes of due diligence of the members of the SpinCo Group and the SpinCo Business (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of Gold) located at www.intralinks.com.

“SpinCo Disclosure Letter” shall mean the Disclosure Letter delivered by Mercury and SpinCo to Gold on the date hereof and identified as such.

“SpinCo Group” has the meaning set forth in the Separation Agreement.

“SpinCo Group Employee” has the meaning set forth in the Employee Matters Agreement.

“SpinCo Intellectual Property” has the meaning set forth in the Separation Agreement.

“SpinCo Liabilities” has the meaning set forth in the Separation Agreement.

“SpinCo Make Whole Awards” shall mean the number of shares of Gold Common Stock underlying the Gold Equity Awards that would be awarded in respect of Company Awards pursuant to Sections 4.01(a), 4.01(b) and 4.01(c) of the Employee Matters Agreement, based on Company Awards outstanding as of, and otherwise calculated as of, the Determination Time.

“SpinCo Material Adverse Effect” shall mean any change, event, development, occurrence or effect that has, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the SpinCo Business, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a SpinCo Material Adverse Effect: (a) any change resulting from general market, economic, financial, capital markets or regulatory conditions, (b) any general change in the credit, debt, financial or capital markets or changes in interest or exchange rates, (c) any change in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (d) any change resulting from any hurricane, flood, tornado, earthquake or other natural disaster or weather-related event, or other force majeure event, any epidemic, pandemic or disease, or any worsening thereof, (e) any change resulting from local, national or international political conditions, including the outcome of any elections, the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, cyberterrorism or other acts of foreign or domestic terrorism or civil unrest, (f) any change generally affecting the industries in which the SpinCo Business operates, (g) any change resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation, including, to the extent resulting therefrom, any actions of or loss of customers, suppliers, distributors, employees or other material business relationships (including any cancellation or delay in customer orders or any termination of or adverse change to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided, that this clause (g) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation), (h) any change resulting from any action required to be taken by the terms of this Agreement (other than pursuant to Section 7.1), (i) any change in or imposition of any tariff, or any action relating to any trade dispute, or change in funding policies of or spending by any Governmental Authority or (j) any failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such failure, unless such underlying cause would otherwise be excepted by another clause of this definition); provided, that in the case of clauses (a), (b), (c), (d), (e), (f) and (i), if any such change, event, development, condition, occurrence or effect disproportionately impacts the SpinCo Business, taken as a whole, as compared to other participants in the industries in which the SpinCo Business operates, the incremental disproportionate impact thereof may be taken into account in determining whether a SpinCo Material Adverse Effect has occurred or would reasonably be expected to occur.

“SpinCo Merger Tax Representations” shall mean the representations of an officer of SpinCo, dated as of the Closing Date, in substantially the form set forth in Section 7.2(c) of the SpinCo Disclosure Letter (with any modifications reasonably requested by Tax Counsel or Gold Tax Counsel), delivered to Tax Counsel and Gold Tax Counsel in connection with the Merger Tax Opinions.

“SpinCo Overlap Ownership Percentage” shall mean, with respect to any Overlap Shareholder, the fraction obtained by dividing (a) the number of shares of SpinCo Common Stock that will be owned directly or indirectly by such Overlap Shareholder immediately prior to the Effective Time (calculated pursuant to this Agreement and in accordance with the methodology set forth on Schedule A, but excluding any shares of SpinCo Common Stock that do not constitute Qualified SpinCo Common Stock) by (b) the number of shares of SpinCo Common Stock that will be issued and outstanding immediately prior to the Effective Time.

“SpinCo Registration Statement” shall mean the registration statement to be filed or confidentially submitted by SpinCo with the SEC to effect the registration of the shares of SpinCo Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution Time.

“SpinCo Subsidiaries” shall mean all direct and indirect Subsidiaries of SpinCo, after giving effect to the Reorganization. Following the Effective Time, the SpinCo Subsidiaries shall include the applicable Gold Subsidiaries.

“Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities, (ii) the total combined economic interests or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body; provided, that, from and after the Closing, none of the members of the SpinCo Group shall be considered a Subsidiary of Mercury or any of its Subsidiaries.

“Tax Authority” has the meaning set forth in the Tax Matters Agreement.

“Tax Counsel” shall mean Mercury’s outside tax counsel, Gibson, Dunn & Crutcher LLP.

“Tax Matters Agreement” shall mean a Tax Matters Agreement in substantially the form attached hereto as Exhibit B, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Tax Returns” has the meaning set forth in the Tax Matters Agreement.

“Taxes” has the meaning set forth in the Tax Matters Agreement.

“Technical Services Agreements” shall mean Technical Services Agreements in substantially the form agreed among the Parties pursuant to Section 7.4 of the Separation Agreement, as such agreements may be amended, restated, modified or supplemented from time to time in accordance with their terms.

“Threshold Percentage” shall mean 50.5%.

“Trade Secret” has the meaning set forth in the Separation Agreement.

“Trademark Matters Agreement” shall mean the Trademark Matters Agreement in substantially the form agreed among the Parties pursuant to Section 7.4 of the Separation Agreement, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Transaction Documents” shall mean this Agreement, the Separation Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Technical Services Agreements, the Lease Agreement, the Transition Services Agreement, the Trademark Matters Agreement, and the Intellectual Property Matters Agreement, and including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

“Transaction Process” shall mean all matters relating to the separation, disposition or sale of the SpinCo Business and the review of strategic alternatives with respect to the SpinCo Business (including the potential spin-off of the SpinCo Business), including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the disposition or sale of the SpinCo Business or SpinCo Assets or any portions thereof, or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the Transaction Documents, or the determination of the allocation of any assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.

“Transactions” shall mean the Merger, the Separation, the Distribution, the Gold Special Dividend, if any, and the other transactions contemplated by the Transaction Documents.

“Transition Services Agreement” shall mean a Transition Services Agreement in substantially the form attached hereto as Exhibit D, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Treasury Department under the Code.

“Willful Breach” shall mean, with respect to any obligation, covenant or agreement of a Party in this Agreement, any action or omission taken or omitted to be taken by such Party in material breach of such obligation, covenant or agreement that such Party intentionally takes (or intentionally fails to take or perform) with actual knowledge that such action or omission would, or would reasonably be expected to, cause or result in a breach of this Agreement.

Section 1.2 Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Gold SEC Documents	Section 6.7(a)
Agent Agreement	Section 3.2(b)
Aggregate Adjustment Amount	Section 3.1(c)(ii)(A)
Alternative Notice	Section 7.9(c)
Alternative SpinCo Financing	Section 7.5(b)
Applicable Percentage	Section 3.1(c)(i)
Burdensome Condition	Section 7.4(c)
Certificate of Merger	Section 2.3
Chosen Courts	Section 10.2
Closing	Section 2.2
Closing Date	Section 2.2
COBRA	Section 5.15(i)
Commitment Letter	Section 7.5(a)
Competing Proposal	Section 7.9(g)(i)
Competitive Business	Section 7.12(c)
Distribution	Recitals
Distribution Documents	Section 5.20
Distribution Tax Opinion	Section 7.2(b)
Effective Time	Section 2.3
Excess Adjustment Amount	Section 3.1(c)(ii)
Exchange Agent	Section 3.2(b)
Exchange Fund	Section 3.2(b)
Exchange Ratio Increase Amount	Section 3.1(c)(i)
Final Adjustment Amount	Section 3.1(c)(iii)(B)
Final Adjustment Cap	Section 3.1(c)(iii)(C)
Gold	Preamble
Gold Adverse Recommendation Change	Section 7.9(a)
Gold Alternative Financing	Section 7.6(b)
Gold Audit Committee	Section 6.7(b)
Gold Board	Recitals
Gold Board Recommendation	Recitals
Gold Charter Amendment	Recitals
Gold Environmental Permit	Section 6.19(a)
Gold Financing	Section 7.6(a)

Term	Section
Gold Financing Agreements	Section 7.6(d)
Gold Foreign Benefit Plan	Section 6.17(j)
Gold Leased Real Property	Section 6.10(b)
Gold Material Contracts	Section 6.13(a)
Gold Merger Tax Opinion	Section 7.2(c)
Gold Owned Real Property	Section 6.10(a)
Gold Preferred Stock	Section 6.3(a)
Gold Products	Section 6.9(b)
Gold Real Property Leases	Section 6.10(b)
Gold Shareholders Meeting	Section 7.3(d)(i)
Gold Software	Section 6.18(h)
Gold Special Dividend	Section 3.1(c)(ii)(A)
Gold Termination Fee	Section 9.3(b)
Indemnified Parties	Section 7.8(a)
Initial Adjustment Amount	Section 3.1(c)(iii)(D)
Initial Adjustment Cap	Section 3.1(c)(iii)(E)
Intended Tax Treatment	Section 7.2(a)
Interim Period	Section 7.1(a)
Intermediate Adjustment Amount	Section 3.1(c)(iii)(F)
Intermediate Adjustment Cap	Section 3.1(c)(iii)(G)
IRS Pre-Submission Conference Request	Section 7.2(h)(i)
IRS Submission	Section 7.2(h)(i)
Legal Restraint	Section 8.1(d)
Mercury	Preamble
Mercury Audit Committee	Section 4.6
Mercury Board	Recitals
Mercury Designated Director	Section 2.5
Mercury Foreign Benefit Plan	Section 5.15(j)
Mercury Merger Tax Opinion	Section 7.2(c)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Preamble
Merger Sub Common Stock	Section 3.1(a)(v)
Merger Sub Shareholder Approval	Section 7.22
Negotiation Period	Section 7.9(c)
New SpinCo Group Member	Section 5.1
Order	Section 5.8(a)
Outside Date	Section 9.1(b)
Parties	Preamble
Party	Preamble
Permanent SpinCo Financing	Section 7.5(g)
Permanent SpinCo Financing Agreements	Section 7.5(g)
Redactable Information	Section 7.2(h)(iv)
Registered Gold Intellectual Property	Section 6.18(a)
Registered SpinCo Intellectual Property	Section 5.16(a)

Term	Section
Remedies Exception	Section 4.2
Required SpinCo Information	Section 7.5(d)
Requisite Regulatory Approval	Section 8.1(a)
Restricted Period	Section 7.12(c)
Securities Filings	Section 7.3(a)
SpinCo	Preamble
SpinCo Audited Financial Statements	Section 7.24(a)
SpinCo Board	Recitals
SpinCo Common Stock	Recitals
SpinCo Environmental Permit	Section 5.17(a)
SpinCo Financing	Section 7.5(a)
SpinCo Financing Agreements	Section 7.5(d)
SpinCo Material Contracts	Section 5.11(a)
SpinCo Owned Real Property	Section 5.9(a)
SpinCo Products	Section 5.8(b)
SpinCo Proposal	Section 7.10
SpinCo Software	Section 5.16(e)
SpinCo Stockholder Approval	Section 5.21(b)
SpinCo Subsequent Unaudited Financial Statements	Section 7.24(b)
SpinCo Transferred Leased Property	Section 5.9(b)
SpinCo Transferred Property Leases	Section 5.9(b)
SpinCo Unaudited Nine-Month Financial Statements	Section 7.24(a)
SpinCo Unaudited Financial Statements	Section 5.5(a)
Superior Proposal	Section 7.9(g)(ii)
Surviving Corporation	Section 2.1
Trade Controls	Section 5.13(c)
WARN Laws	Section 5.12(c)

Section 1.3 Interpretation.

(a) Unless the context of this Agreement otherwise requires:

(i) (A) words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Letter” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Letter of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and (G) the word “or” shall be disjunctive but is not exclusive;

(ii) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof; provided, that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date or dates;

(iii) references to any federal, state, local, or foreign statute or Law shall include all rules and regulations promulgated thereunder;

(iv) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities; and

(v) all references to “the date hereof,” “the date of this Agreement,” and words of similar import shall all be references to January 29, 2026.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c) Nothing herein (including the SpinCo Disclosure Letter and the Gold Disclosure Letter) shall be deemed an admission by any Party or any of its Affiliates, in any Action, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or any Law.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(e) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(f) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(g) The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(h) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless the context otherwise requires.

(i) References to “ordinary course of business” refers to the ordinary course of business of the applicable Person and its Subsidiaries taken as a whole and consistent with past practice, including reasonable actions or omissions taken or to be taken by such Person in good faith from time to time in response to changing economics and other conditions, circumstances or events.

(j) All monetary figures shall be in United States dollars unless otherwise specified.

(k) No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a SpinCo Material Adverse Effect, Mercury Material Adverse Effect or a Gold Material Adverse Effect, as applicable, or materiality.

(l) Unless otherwise appropriate based on the context or specified herein, each of the representations and warranties of Mercury related to SpinCo or the SpinCo Business set forth herein shall be deemed to be made as if the transactions contemplated by the Separation Agreement (including the Reorganization) have been consummated in accordance with the terms thereof as of the date such representations and warranties are made hereunder.

(m) The phrases “filed,” “furnished,” “provided,” “delivered” or “made available” when used with respect to information or documents means that such information or documents have been (i) physically or electronically delivered to the relevant Party (and includes that such information or documents have been furnished to its Representatives acting on its behalf or posted to the Gold Datasite or the SpinCo Datasite) or (ii) are otherwise Gold SEC Documents or Mercury SEC Documents and made publicly available on the SEC’s EDGAR website by Gold or Mercury, as applicable, in each case, prior to the execution of this Agreement.

ARTICLE II

THE MERGER

Section 2.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into SpinCo in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and SpinCo shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, SpinCo shall become a direct, wholly owned Subsidiary of Gold. References herein to “SpinCo” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

Section 2.2 Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated in accordance with Section 9.1, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place at 9:00 a.m., New York City time, on the date that is three (3) Business Days after the date on which after the conditions set forth in Article VIII (other than those conditions set forth in Section 8.1(b), and the conditions set forth in Section 8.2 or Section 8.3 that are, in each case, to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, by electronic exchange of documents and signatures, unless another date and time is agreed to in writing by Mercury and Gold. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 2.3 Effective Time. On the Closing Date after completion of the Distribution, SpinCo and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as Gold and SpinCo shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

Section 2.4 Certificate of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation.

(a) Without limiting Section 7.8(a), the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law, except the name of the Surviving Corporation shall be as provided in Section 2.4(b) and the reference to the incorporator shall be deleted.

(b) Without limiting Section 7.8(a), the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law, except the name of the Surviving Corporation shall be “Gentherm Performance Technology Inc.”.

(c) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of SpinCo as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Section 2.5 Governance Matters. Gold shall cause the Gold Board to take all action necessary such that, effective as of the Effective Time, the Gold Board shall consist of eleven (11) individuals, including (a) two (2) individuals selected by Mercury (each, a “Mercury Designated Director”) after good-faith consultation with Gold and who each meet the requirements under the rules and regulations of Nasdaq to be considered an independent director of the Gold Board and (b) nine (9) individuals from the Gold Board immediately prior to Closing. Subject to the fiduciary duties of the Gold Board, applicable Laws and the rules and regulations of Nasdaq, Gold shall cause each such Mercury Designated Director to be included in the slate of nominees recommended by the Gold Board to Gold’s shareholders for election as directors at the next annual meeting of Gold shareholders to occur following the Effective Time and shall use no less rigorous efforts to cause the election of each such Mercury Designated Director, as applicable, including soliciting proxies in favor of the election of such Persons, at such annual meeting than the manner in which Gold supports all other nominees.

ARTICLE III

CONVERSION OF SHARES

Section 3.1 Effect on Capital Stock; Gold Special Dividend. At the Effective Time, by virtue of the Merger and without any action on the part of any party to this Agreement or any holder of the capital stock of Mercury, SpinCo, Merger Sub or Gold:

(a) SpinCo Capital Stock and Merger Sub Common Stock.

(i) Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time (other than shares canceled in accordance with Section 3.1(a)(ii)) shall be automatically converted into the right to receive a number of fully paid and nonassessable shares of Gold Common Stock equal to the Exchange Ratio, subject to adjustment in accordance with Section 3.1(a)(iv) and, if applicable, in accordance with Section 3.1(c), together with cash paid in lieu of fractional shares of Gold Common Stock in accordance with Section 3.2(e) (the “Merger Consideration”).

(ii) Each share of SpinCo Common Stock held by SpinCo as treasury stock or by Gold or Merger Sub, in each case, as of immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor or in respect thereof.

(iii) Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as provided in Section 3.1(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.2(d).

(iv) The Exchange Ratio and any other similarly dependent items shall be adjusted to the extent appropriate to reflect the effect of any stock split, split-up, reverse stock split, stock dividend or distribution of Gold Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to Gold Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time or the Distribution Time (as applicable), other than the Reorganization and the Distribution; provided, that, in the case of SpinCo Common Stock, Mercury shall be entitled to cause the number of outstanding shares of SpinCo Common Stock as of immediately prior to the Distribution Time to be the number determined in accordance with Section 7.16; provided, further, that nothing in this Section 3.1(a)(iv) shall be construed to permit Gold, SpinCo or Mercury to take or to permit any of their respective Subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(v) At the Effective Time, all of the shares of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Gold Common Stock. Each share of Gold Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding immediately following the Effective Time.

(c) Potential Exchange Ratio Adjustment.

(i) If the Exchange Ratio would result in the percentage of issued and outstanding shares of Gold Common Stock to be received in the Merger by holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (other than the Overlap Shareholders), together with the percentage of issued and outstanding shares of Gold Common Stock represented by the aggregate Overlap Shares for all Overlap Shareholders (if any) (such aggregate percentage, the “Applicable Percentage”), being less than the Threshold Percentage of all shares of Gold Common Stock issued and outstanding immediately following the consummation of the Merger (determined without regard to any adjustment pursuant to this Section 3.1(c)) (for this purpose, (A) including instruments other than Gold Common Stock that are treated as stock of Gold for U.S. federal income Tax purposes, and treating such instruments as a number of shares of Gold Common Stock corresponding to the relative value or voting power of such instruments (whichever is greater)) and (B) including stock or other instruments described in clause (A) that may be issued after the consummation of the Merger, pursuant to the exercise or settlement of an option or other Contract acquired or entered into before the Merger that may be regarded as having been acquired or entered into as part of a “plan” or “series of related transactions” of which the Distribution is a part within the meaning of Section 355(e) of the Code (taking into account the safe harbors under Treasury Regulations Section 1.355-7(d)), then the Exchange Ratio shall be increased (the amount of such increase, the “Exchange Ratio Increase Amount”) to the extent necessary so that such increased Exchange Ratio would result in the percentage of shares of issued and outstanding shares of Gold Common Stock to be received by the holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (other than Overlap Shareholders (if any)), together with the percentage of issued and outstanding shares of Gold Common Stock represented by the aggregate Overlap Shares for all Overlap Shareholders (if any), being equal, in the aggregate, to the Threshold Percentage. It is understood and agreed that, notwithstanding the references to holders of SpinCo Common Stock other than the Overlap Shareholders in this Section 3.1(c)(i), this distinction is being made solely for the purposes of the calculation of the Exchange Ratio and is not intended to, and does not, describe which holders of SpinCo Common Stock receive shares of Gold Common Stock in the Merger, which is described in Section 3.1(a).

(ii) If the Exchange Ratio is increased pursuant to Section 3.1(c)(i), then:

(A) Prior to the Merger, SpinCo, subject to applicable Law and to Section 3.1(c)(ii)(B), Section 3.1(c)(ii)(C), Section 3.1(c)(ii)(D) and Section 3.1(c)(ii)(E), shall reduce the amount of the SpinCo Cash Distribution by an aggregate amount equal to the Initial Adjustment Amount; and

(B) provided, that if the Aggregate Adjustment Amount exceeds the Initial Adjustment Cap, then, following the action required by the foregoing clause (A), with respect to the incremental portion of the Aggregate Adjustment Amount that exceeds the Initial Adjustment Cap, prior to the Merger (regardless of whether the actual payment date for any Gold Special Dividend is before, on or after the Effective Time), Gold, subject to applicable Law, shall declare a special dividend pro rata to the holders of Gold Common Stock as of a record date prior to the Closing Date (the “Gold Special Dividend”) in an aggregate amount equal to the Intermediate Adjustment Amount; and

(C) provided, further, that if the Aggregate Adjustment Amount exceeds the Intermediate Adjustment Cap, then, following the action required by the foregoing clauses (A) and (B), with respect to the incremental portion of the Aggregate Adjustment Amount that exceeds the Intermediate Adjustment Cap, (i) the amount of the SpinCo Cash Distribution shall be further decreased by an amount equal to 40% of the Final Adjustment Amount, and (ii) the Gold Special Dividend shall be increased by an amount equal to 60% of the Final Adjustment Amount; and

(D) provided, further, that if the Aggregate Adjustment Amount exceeds the Final Adjustment Cap (the amount by which the Aggregate Adjustment Amount exceeds the Final Adjustment Cap, the “Excess Adjustment Amount”), then (1) Mercury shall, in its sole discretion, be entitled to further decrease the amount of the SpinCo Cash Distribution up to the Excess Adjustment Amount and (2) Gold shall, in its sole discretion, be entitled to further increase the Gold Special Dividend up to the Excess Adjustment Amount.

(E) Notwithstanding anything in this Agreement to the contrary, if the Aggregate Adjustment Amount exceeds the Final Adjustment Cap and the sum of (i) the absolute value of the decrease in Section 3.1(c)(ii)(D)(1) and (ii) the increase in Section 3.1(c)(ii)(D)(2) is less than the Excess Adjustment Amount, then the Exchange Ratio shall not be increased as contemplated by Section 3.1(c)(i), and neither Mercury nor Gold shall be obligated to consummate the transactions contemplated to occur at the Closing.

(iii) For purposes of this Agreement:

(A) “Aggregate Adjustment Amount” shall mean the product of: (A) the Exchange Ratio Increase Amount, multiplied by (B) $37.4775, multiplied by (C) the number of outstanding shares of SpinCo Common Stock that will be outstanding immediately prior to the Effective Time.

(B) “Final Adjustment Amount” shall mean the lesser of (x) the Aggregate Adjustment Amount minus the Intermediate Adjustment Cap and (y) the Final Adjustment Cap minus the Intermediate Adjustment Cap (or, if clauses (x) and (y) are equal, such amount).

(C) “Final Adjustment Cap” shall mean $200,000,000.00.

(D) “Initial Adjustment Amount” shall mean the lesser of (x) the Aggregate Adjustment Amount and (y) the Initial Adjustment Cap (or, if clauses (x) and (y) are equal, such amount).

(E) “Initial Adjustment Cap” shall mean $35,000,000.00.

(F) “Intermediate Adjustment Amount” shall mean the lesser of (x) the Aggregate Adjustment Amount minus the Initial Adjustment Cap and (y) the Intermediate Adjustment Cap minus the Initial Adjustment Cap (or, if clauses (x) and (y) are equal, such amount).

(G) “Intermediate Adjustment Cap” shall mean $70,000,000.00.

(iv) The determination as to whether the percentage of issued and outstanding shares of Gold Common Stock to be received in the Merger by holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (other than the Overlap Shareholders), together with the percentage of issued and outstanding shares of Gold Common Stock represented by the aggregate Overlap Shares for all Overlap Shareholders (if any), meets the Threshold Percentage shall be made jointly by Gold and Mercury acting reasonably and in good faith and in consultation with their respective outside legal counsel and tax advisors. In furtherance thereof, (A) during the Interim Period, Gold and Mercury shall promptly notify the other upon it becoming aware of any action or occurrence that would reasonably be expected to result in the need for an adjustment to the Exchange Ratio pursuant to this Section 3.1(c), (B) no later than ten (10) Business Days prior to the expected Closing, and on each Business Day following the tenth (10th) Business Day prior to the expected Closing, each of Gold and Mercury shall provide the other Party with any information that is reasonably necessary or reasonably requested by such other Party with respect to the calculation of the Overlap Shares, the Applicable Percentage, the Exchange Ratio, the Aggregate Adjustment Amount and the Excess Adjustment Amount (if any) as of such date and shall provide one another with such information as of the Determination Time as promptly as reasonable practicable and (C) promptly thereafter, if such Party determines, acting reasonably and in good faith and in consultation with the other Party and its outside legal counsel and tax advisors, that the Threshold Percentage is not met, such Party shall notify the other Party thereof (together with its calculation of the Applicable Percentage and proposed Exchange Ratio Increase Amount, Aggregate Adjustment Amount and Excess Adjustment Amount (if any), including reasonable supporting detail for any such calculations). Gold and Mercury shall consider and discuss in good faith any comments to the Exchange Ratio Increase Amount, the Aggregate Adjustment Amount or the Excess Adjustment Amount (if any) proposed by the other Party and seek to determine the final amounts thereof as promptly as practicable following the Determination Time.

Section 3.2 Surrender and Payment.

(a) Pursuant to Section 3.3 of the Separation Agreement, the Exchange Agent (as defined below, and acting as “Distribution Agent” thereunder) shall hold, for the account of the relevant SpinCo stockholders, book-entry shares representing all of the outstanding shares of SpinCo Common Stock distributed or exchanged, as applicable, in the Distribution.

(b) Prior to the Effective Time, Gold shall designate a nationally recognized commercial bank or trust company reasonably acceptable to Mercury to act as agent (the “Exchange Agent”) for the benefit of the holders of shares of SpinCo Common Stock whose shares of SpinCo Common Stock are exchanged in accordance with this Section 3.2(b). At or substantially concurrently with the Effective Time, SpinCo shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of SpinCo Common Stock, for exchange in accordance with this Section 3.2(b) as promptly as practicable after the Effective Time, book-entry shares representing the Merger Consideration issuable to holders of shares of SpinCo Common Stock as of immediately prior to the Effective Time pursuant to Section 3.1(a)(i) (such book-entry shares of Gold Common Stock, together with any cash received by the Exchange Agent in respect of dividends or distributions with respect thereto pursuant to Section 3.2(d) and other amounts payable in accordance with Section 3.2(e), the “Exchange Fund”). The Exchange Agent shall, following the Effective Time, pursuant to irrevocable instructions from Gold, deliver the Merger Consideration out of the Exchange Fund. The cash portion, if any, of the Exchange Fund shall be invested by the Exchange Agent as directed by Gold; provided, that (i) no such investment of or losses thereon shall relieve Gold from making or causing to be made the payments required by this Section 3.2 or elsewhere in this Agreement, or affect the amount payable in respect of the shares of SpinCo Common Stock outstanding as of immediately prior to the Effective Time, (ii) to the extent the Exchange Fund is insufficient at any time to make such payments, Gold shall promptly provide additional funds to the Exchange Agent in the amount of any such deficiency and (iii) no such investment shall have maturities that would reasonably be expected to prevent or delay the payments to be made pursuant to this Section 3.2. Any interest or other income from such investments shall be paid to and become the property of Gold. The Exchange Fund shall not be used for any purpose other than as specified in this Section 3.2(b). No later than ten (10) Business Days prior to the Effective Time, Gold shall enter into an agreement with the Exchange Agent, in form and substance reasonably satisfactory to Mercury, to effect the applicable terms of this Agreement (the “Agent Agreement”).

(c) As promptly as practicable after the Effective Time, Gold shall cause the Exchange Agent to deliver to each holder of shares of SpinCo Common Stock following the Distribution and immediately prior to the Effective Time, from the Exchange Fund, the shares of Gold Common Stock into which such shares of SpinCo Common Stock have been converted pursuant to the Merger, which shares shall, for the sake of clarity, be delivered to the same Persons who received shares of SpinCo Common Stock in the Distribution (in respect of such shares of SpinCo Common Stock). Each holder of shares of SpinCo Common Stock following the Distribution and immediately prior to the Effective Time shall be entitled to receive in respect of such shares of SpinCo Common Stock held by such Person a book-entry authorization representing the number of whole shares of Gold Common Stock that such holder has the right to receive pursuant to this Section 3.2(c) (and cash in lieu of fractional shares of Gold Common Stock, as contemplated by Section 3.2(e), and any dividends or distributions and other amounts pursuant to Section 3.2(d)). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to Gold Common Stock held by it from time to time hereunder or under the Agent Agreement.

(d) Distributions After the Effective Time. Subject to the following sentence, no dividends or other distributions declared with respect to Gold Common Stock with a record date after the Effective Time shall be paid with respect to any shares of Gold Common Stock that are not able to be delivered by the Exchange Agent promptly after the Effective Time, whether due to a legal impediment to such delivery or otherwise. Subject to the effect of abandoned property, escheat, Tax or other applicable Laws, following the delivery of any such previously undelivered shares of Gold Common Stock, there shall be paid to the record holder of such shares of Gold Common Stock, without interest, (i) at the time of delivery, the amount of cash payable in lieu of fractional shares of Gold Common Stock to which such holder is entitled pursuant to Section 3.2(e), (ii) at the time of delivery, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Gold Common Stock and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such whole shares of Gold Common Stock and a payment date subsequent to the distribution of such whole shares of Gold Common Stock.

(e) No Fractional Shares. No certificates or scrip representing fractional shares of Gold Common Stock or book-entry credit of the same shall be issued on conversion of shares of SpinCo Common Stock, and such fractional share interests will not entitle the owner thereof to vote, or to any other rights of a shareholder of Gold. All fractional shares of Gold that a holder of shares of SpinCo Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated by the Exchange Agent. The Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders that would otherwise have been entitled to receive a fractional share of Gold Common Stock pursuant to the Merger in the open market (or otherwise as reasonably directed by Gold), in each case at then-prevailing market prices and in no case later than ten (10) Business Days after the Effective Time. The Exchange Agent shall make available the net proceeds thereof, subject to the deduction of the amount of any withholding Taxes as contemplated in Section 3.2(j) and brokerage charges, commissions and conveyance and similar Taxes, to the holders of shares of SpinCo Common Stock that would otherwise have been entitled to receive a fractional share of Gold Common Stock pursuant to the Merger on a pro rata basis based on such fractional interest, without interest, as soon as practicable thereafter.

(f) No Further Ownership Rights in SpinCo Common Stock. All shares of Gold Common Stock issued in respect of shares of SpinCo Common Stock in accordance with the terms of this Section 3.2 (including any cash paid pursuant to Section 3.2(d) or Section 3.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of SpinCo Common Stock.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund made available to the Exchange Agent that remains undistributed to the former holders of shares of SpinCo Common Stock on the one (1) year anniversary of the Effective Time shall be delivered to Gold, and any former holders of shares of SpinCo Common Stock who have not received shares of Gold Common Stock in accordance with this Article III shall thereafter look only to Gold for the Merger Consideration to which they are entitled pursuant to Section 3.1(a)(i), any cash in lieu of fractional shares of Gold Common Stock to which they are entitled pursuant to Section 3.2(e) and any dividends or other distributions with respect to the Gold Common Stock to which they are entitled pursuant to Section 3.2(d) (subject to any applicable abandoned property, escheat or similar Law).

(h) No Liability. None of Mercury, the Surviving Corporation, Gold, Merger Sub, the Exchange Agent or any other Person shall be liable to any holder of SpinCo Common Stock or any holder of shares of Mercury Common Stock for shares of Gold Common Stock (or dividends or distributions with respect thereto or with respect to SpinCo Common Stock) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i) Closing of Transfer Books. From and after the Effective Time, the stock transfer books of SpinCo shall be closed and no transfer shall be made of any shares of capital stock of SpinCo that were outstanding as of immediately prior to the Effective Time.

(j) Tax Withholding. SpinCo, Mercury, Gold, Merger Sub and the Exchange Agent shall each be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of SpinCo Common Stock such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be paid over to the appropriate Governmental Authority and will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 3.3 Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the holders of SpinCo Common Stock in connection with the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF MERCURY RELATING TO MERCURY

Except as otherwise disclosed or identified in (a) the Mercury SEC Documents filed with or furnished to the SEC and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or referenced therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, forward-looking predictive or cautionary statements) or (b) the SpinCo Disclosure Letter (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article IV to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), Mercury hereby represents and warrants to Gold and Merger Sub as follows:

Section 4.1 Organization of Mercury.

(a) Mercury has been duly incorporated and is validly existing and in good standing as a Wisconsin corporation.

(b) Mercury and (to the extent relating to the SpinCo Business) each member of the Mercury Group has all requisite corporate power and authority to own, lease and operate its respective properties and assets in all manner in which such assets and properties are now owned, leased and operated and to conduct its business as it is now being conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Mercury Material Adverse Effect. Mercury has made available to Gold and Merger Sub true and complete copies of the Organizational Documents of Mercury as in effect on the date hereof. Mercury and (to the extent relating to the SpinCo Business) each member of the Mercury Group is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not, individually or in the aggregate, have a Mercury Material Adverse Effect.

Section 4.2 Due Authorization. Mercury has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to consummate the Transactions, except for such further action of the Mercury Board required, to establish the Record Date and the Distribution Date, and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver, of the conditions set forth in the Separation Agreement). The execution and delivery by Mercury of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the Transactions have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of Mercury is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time or, subject to such further action of the Mercury Board required, if applicable, to establish the Record Date and the Distribution Date, and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement), consummate the Transactions. Each of this Agreement and the Transaction Documents to which Mercury is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that each of this Agreement and the other applicable Transaction Documents to which each of Gold or Merger Sub is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of Gold or Merger Sub (as applicable)), constitutes or will when executed and delivered constitute the legal, valid and binding obligation of Mercury, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether considered in an Action at law or in equity (collectively, the “Remedies Exception”).

Section 4.3 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of Gold and Merger Sub set forth in Article VI, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of Mercury for the execution, delivery and performance by Mercury of this Agreement or by any member of the Mercury Group of any Transaction Document to which it is a party or the consummation by Mercury or any member of the Mercury Group of the Transactions, except: (i) compliance with any applicable requirements of any Antitrust Law, Foreign Investment Law, the Securities Act,

the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits relating to the SpinCo Business; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of the NYSE; (v) the filing of any amendment to the Organizational Documents of SpinCo to effect the Separation and Distribution; or (vi) any Consents, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Mercury Material Adverse Effect.

(b) Subject to the receipt of the Consents set forth in Section 4.3(a), neither the execution, delivery and performance by Mercury of this Agreement and by any member of the Mercury Group of the Transaction Documents to which it is or will be a party as of the Effective Time, nor the consummation by Mercury or of any member of the Mercury Group of the Transactions, will (i) conflict with or result in any breach or violation of any provision of the Organizational Documents of Mercury or of any member of the Mercury Group, (ii) result in a breach or violation of, or constitute a default under, require a Consent under or give rise to any right of termination, amendment, cancellation payment obligation or acceleration adverse to Mercury under a Contract to which Mercury or any member of the Mercury Group is a party that constitutes (A) an “instrument defining the rights of holders of the equity or debt securities” with respect to Mercury as such term is described in Item 601(b)(4) of Regulation S-K of the SEC, or (B) a “material contract” with respect to Mercury as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC), (iii) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the SpinCo Assets or (iv) violate any Law applicable to Mercury or of any member of the Mercury Group, except, in the case of clause (ii), clause (iii) and clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Mercury Material Adverse Effect.

Section 4.4 Litigation. (a) There are no, and in the past two (2) years have been no, Actions pending or, to the Knowledge of Mercury, threatened before or by any Governmental Authority against Mercury or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to result in a Mercury Material Adverse Effect, and (b) neither Mercury nor any of its Subsidiaries is subject to any Order that, in each case, would reasonably be expected to result in, individually or in the aggregate, a Mercury Material Adverse Effect.

Section 4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which Gold or any of its Subsidiaries, including Merger Sub, the Surviving Corporation or the members of the SpinCo Group would be liable after the Closing, in connection with this Agreement or the other Transaction Documents, or the Transactions, based upon arrangements made by or on behalf of Mercury or any of its Subsidiaries.

Section 4.6 Mercury Reports and Financial Statements. Mercury has established and maintains a system of internal controls and procedures that comply in all material respects with applicable Law (including disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act). Such internal controls and procedures are designed to ensure that information required to be disclosed by Mercury with respect to the SpinCo Business in any Mercury SEC Document is recorded and reported on a timely basis to the individuals responsible for the preparation of such Mercury SEC Document. Such internal controls and procedures are designed to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets. Such internal controls are overseen by the audit committee of the Mercury Board (the “Mercury Audit Committee”). Since January 1, 2024, Mercury’s chief executive officer and its chief financial officer have disclosed to Mercury’s independent auditor and the Mercury Audit Committee (i) any significant deficiency or material weakness in Mercury’s internal controls and (ii) any fraud, whether or not material, involving management or other employees who have a significant role in Mercury’s internal controls. Since January 1, 2024, neither Mercury nor any member of the Mercury Group has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of Mercury or any member of Mercury Group or their respective internal accounting controls, in each case, with respect to the SpinCo Business.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF MERCURY RELATING TO SPINCO

Except as otherwise disclosed or identified in (a) the Mercury SEC Documents filed with or furnished to the SEC and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or referenced therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, forward-looking, predictive or cautionary statements) or (b) the corresponding section or subsection of the SpinCo Disclosure Letter (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article V to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), Mercury hereby represents and warrants to Gold and Merger Sub as follows:

Section 5.1 Organization of the SpinCo Group. SpinCo is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each member of the SpinCo Group other than SpinCo is a corporation or other legal entity duly organized, validly existing and in good standing (or equivalent status as applicable) under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Each member of the SpinCo Group has all requisite corporate or other organizational power and authority to own, lease and operate its assets in the manner as it is now being conducted and to carry on its business as now being conducted and is duly licensed or qualified to do business and is in good standing (or equivalent status as applicable) as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. SpinCo has made available to Gold true and complete copies of the Organizational Documents of SpinCo as in effect on the date of this Agreement. Section 5.1 of the SpinCo Disclosure Letter sets forth a list of each member of the SpinCo Group and its respective jurisdiction of its organization; provided, that to the extent that the Reorganization provides for the formation of new members of the SpinCo Group (each, a “New SpinCo Group Member”), Section 5.1 of the SpinCo Disclosure Letter shall be deemed to be automatically amended to include such New SpinCo Group Member upon Mercury delivering copies of the Organizational Documents of such New SpinCo Group Member to Gold to the extent applicable and the representations set forth in this Section 5.1 with respect to such New SpinCo Group Member shall be deemed to be given as of the date such New SpinCo Group Member is formed and not as of the date hereof.

Section 5.2 Due Authorization. SpinCo has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and (subject to the receipt of the Consents described in Section 5.4(a)) to consummate the Transactions (subject, in the case of the Merger, to the SpinCo Stockholder Approval, which will occur promptly (and in any event within twenty-four (24) hours) after the execution of this Agreement), and except for such further action of the Mercury Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by Mercury (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement). The execution and delivery by SpinCo of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by SpinCo of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part and, except for the SpinCo Stockholder Approval, no other corporate action on the part of SpinCo, the SpinCo Group or the Mercury Group is necessary to authorize this Agreement or the Transaction Documents to which SpinCo is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by SpinCo and (assuming that this Agreement and such other applicable Transaction Documents to which Gold or Merger Sub is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of Gold or Merger Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of SpinCo, enforceable against SpinCo in accordance with its terms, subject to the Remedies Exception.

Section 5.3 Capitalization of the Members of the SpinCo Group.

(a) As of the date hereof, (i) the authorized capital stock of SpinCo consists of 5,000 shares of SpinCo Common Stock, (ii) the issued and outstanding shares of capital stock of SpinCo consists of 1,000 shares of SpinCo Common Stock and (iii) no shares of SpinCo Common Stock are being held by SpinCo in its treasury. All of the issued and outstanding shares of SpinCo Common Stock are, as of the date hereof (and as of immediately prior to the Distribution will be), owned, of record and beneficially, by Mercury and have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Immediately prior to the Effective Time, there will be outstanding a number of shares of SpinCo Common Stock determined in accordance with Section 7.16.

(b) Except for the shares of SpinCo Common Stock, there are no shares of common stock, preferred stock or other equity interests of SpinCo issued or outstanding. No bonds, debentures, notes or other indebtedness of any member of the SpinCo Group having the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of SpinCo (including SpinCo Common Stock) may vote are, or as of the Effective Time will be, issued or outstanding.

(c) Except pursuant to the Separation Agreement and the Transaction Documents (including the Separation and the Distribution), there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of SpinCo, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of SpinCo, (ii) agreements of any kind which may obligate SpinCo to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of SpinCo.

(d) The issued and outstanding Interests of each Subsidiary of SpinCo have been duly authorized and validly issued and, as applicable, are fully paid and nonassessable. SpinCo, directly or indirectly, owns, or will own at the Closing, legal and beneficial title to all the issued and outstanding Interests of each Subsidiary of SpinCo, free and clear of any Liens (other than Permitted Liens or those set forth in their respective Organizational Documents, arising pursuant to applicable securities Laws or created by this Agreement), except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole. Except pursuant to the Transaction Documents, there are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of any Subsidiary of SpinCo, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of any Subsidiary of SpinCo, and there are no agreements of any kind which may obligate any Subsidiary of SpinCo to issue, purchase, redeem or otherwise acquire any of its Interests. The representations set forth in this Section 5.3(d) with respect to each New SpinCo Group Member shall be deemed to be given as of the date such New SpinCo Group Member becomes a Subsidiary of SpinCo.

(e) Section 5.3(e) of the SpinCo Disclosure Letter contains a true, correct and complete list, as of January 28, 2026, of all Mercury Equity Awards held by SpinCo Group Employees, indicating, as applicable, with respect to each Mercury Equity Award held by SpinCo Group Employees then outstanding, the employee ID of the holder of the Mercury Equity Award, the type of Mercury Equity Award, the number of shares of common stock of Mercury subject to such Mercury Equity Award, the grant date for such Mercury Equity Award, the exercise or purchase price and expiration date of such Mercury Equity Award (as applicable), and the vesting schedule for such Mercury Equity Award (with the number of shares subject to issuance pursuant to outstanding Mercury PS Awards based on target and maximum performance achievement). No later than five (5) days prior to the Closing, Mercury shall provide an updated version of Section 5.3(e) of the SpinCo Disclosure Letter as of no later than one day prior to the date such schedule is delivered.

Section 5.4 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of Gold and Merger Sub set forth in Article VI, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of SpinCo for the execution, delivery and performance by SpinCo of this Agreement or by SpinCo or any member of the SpinCo Group of any Transaction Document to which it is a party or the consummation by SpinCo or any member of the SpinCo Group of the Transactions, except (i) compliance with any applicable requirements of any Antitrust Law, Foreign Investment Law, the Securities Act, the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits relating to the SpinCo

Business; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of the NYSE; (v) the filing of any amendment to the Organizational Documents of SpinCo to effect the Separation and Distribution; or (vi) any Consents, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(b) Subject to the receipt of the Consents set forth in Section 5.4(a), neither the execution, delivery and performance of this Agreement by SpinCo or any Transaction Document by SpinCo or any member of the SpinCo Group to which it is or will be a party as of the Effective Time, nor the consummation by SpinCo or any member of the SpinCo Group of the Transactions, will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of SpinCo or of the members of the SpinCo Group, (ii) result in a breach or violation of, require a Consent under or constitute a default under, or give rise to any right of termination, amendment, cancellation, payment obligation or acceleration adverse to any member of the SpinCo Group under any SpinCo Material Contract or SpinCo Transferred Property Lease or (iii) violate any Law applicable to the SpinCo Business, except, in the case of clause (ii) and clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.5 Financial Statements; Undisclosed Liabilities.

(a) Section 5.5(a) of the SpinCo Disclosure Letter sets forth the carve-out unaudited statement of operations of the SpinCo Business for the fiscal years ended March 31, 2025 and March 31, 2024 and the nine (9) months ended September 30, 2025, and the unaudited balance sheet of the SpinCo Business as of September 30, 2025 and March 31, 2024 (collectively, the “SpinCo Unaudited Financial Statements”). The SpinCo Unaudited Financial Statements (x) were prepared in good faith and derived from the financial data inputs in the consolidated audited financial statements of Mercury for the fiscal years ended March 31, 2025 and March 31, 2024, which were prepared in accordance with GAAP as consistently applied by Mercury throughout the periods covered, and (y) present fairly, in all material respects, the financial position and the results of operations of the SpinCo Business, in the aggregate, as of the respective dates thereof or the periods then ended, in each case except as may be noted therein and subject to the absence of footnote disclosures and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material to the SpinCo Business; provided, that the SpinCo Unaudited Financial Statements and the foregoing representations and warranties are qualified by the facts that (A) the SpinCo Business has not operated on a separate standalone basis and has historically been reported within Mercury’s consolidated financial statements, (B) the SpinCo Unaudited Financial Statements assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the SpinCo Business would have incurred on a standalone basis, and (C) the SpinCo Unaudited Financial Statements are not necessarily indicative of what the results of operations, financial position and cash flows of the SpinCo Business or the members of the SpinCo Group will be in the future.

(b) There are no liabilities or obligations of the SpinCo Business of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected or reserved for on a combined balance sheet of the SpinCo Business, other than those that: (i) are reflected or reserved for in the SpinCo Unaudited Financial Statements; (ii) have been incurred in the ordinary course of business since September 30, 2025; (iii) are incurred in connection with the Transactions or the announcement, negotiation, execution or performance of this Agreement, the Transaction Documents or the Distribution; (iv) have been (or will be prior to the Closing) discharged or paid off; (v) arise in connection with future performance under existing Contracts unrelated to any breach or default by SpinCo or its Subsidiaries; or (vi) would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) When delivered pursuant to Section 7.24 of this Agreement, the SpinCo Audited Financial Statements will (x) have been prepared in accordance with GAAP as consistently applied by Mercury throughout the periods covered, and (y) present fairly, in all material respects, the financial position and the results of operations of the SpinCo Business, in the aggregate, as of the respective dates thereof or the periods then ended; provided, that the SpinCo Audited Financial Statements and the foregoing representations and warranties are qualified by the facts that (A) the SpinCo Business has not operated on a separate standalone basis and has historically been reported within Mercury’s consolidated financial statements, (B) the SpinCo Audited Financial Statements will assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the SpinCo Business would have incurred on a standalone basis, and (C) the SpinCo Audited Financial Statements will not necessarily be indicative of what the results of operations, financial position and cash flows of the SpinCo Business or the members of the SpinCo Group will be in the future. The SpinCo Audited Financial Statements will conform in all material respects to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the SpinCo Registration Statement and the Gold Registration Statement.

(d) No member of the SpinCo Group is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K promulgated by the SEC) that is material to the SpinCo Group, taken as a whole.

Section 5.6 Absence of Certain Changes or Events. (a) Except in connection with the process related to the potential separation, disposition or sale of the SpinCo Business and the review of strategic alternatives with respect to the SpinCo Business or as contemplated by this Agreement or the other Transaction Documents (including the reorganizations and transactions undertaken to facilitate the Reorganization and the Distribution), since September 30, 2025 and through the date of this Agreement, the SpinCo Business has been operated in the ordinary course of business in all material respects and (b) since September 30, 2025, there has not occurred any event, change, occurrence, circumstance, development or effect that is, or would reasonably be expected to result in, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.7 Sufficiency of the SpinCo Assets. At the Closing, (a) taking into account and giving effect to all of the Transaction Documents (including the rights, benefits and services made available in the Transaction Documents) and the Reorganization, (b) assuming all consents, authorizations, expiration of waiting periods assignments, amendments and Permits necessary in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents have been obtained and (c) other than with respect to Shared Services, the members of the SpinCo Group will own or have good, valid and marketable title to, and the valid right to use (including by means of ownership or rights pursuant to licenses or other

Contracts), the assets, properties and rights necessary to conduct the SpinCo Business immediately following the Closing in substantially the same manner in all material respects as conducted by Mercury and its Subsidiaries as of the date hereof, taking into account the natural evolution of the SpinCo Business during the interim period between the date hereof and the Closing (to the extent permitted under this the terms of this Agreement). The foregoing is not, and is not intended to be, a representation or warranty of any kind regarding non-infringement (which representation and warranty is solely as set forth in Section 5.16).

Section 5.8 Litigation.

(a) (i) There is no, and in the past two (2) years has been no, Action pending or, to the Knowledge of SpinCo, threatened, against any member of the SpinCo Group, or arising out of or relating to the SpinCo Business and pending or, to the Knowledge of SpinCo, threatened, against Mercury or any of its Subsidiaries other than the members of the SpinCo Group, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, and (ii) no member of the SpinCo Group (nor any of Mercury or any of its other Subsidiaries solely with respect to the SpinCo Business) is subject to any outstanding order, judgment, writ, injunction, stipulation, ruling, assessment, award or decree issued by any Governmental Authority or any arbitration or mediation tribunal (any “Order”), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(b) There is no, and in the past two (2) years has been no, (i) product warranty or product liability Actions pending or, to the Knowledge of SpinCo, threatened, against any member of the SpinCo Group, or arising out of or relating to the SpinCo Business and pending or, to the Knowledge of SpinCo, threatened, against Mercury or any of its Subsidiaries other than the members of the SpinCo Group with respect to any services or products designed, marketed, developed, manufactured, assembled, sold, distributed or delivered by the members of the SpinCo Group in connection with the SpinCo Business (“SpinCo Products”), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, and (ii) no member of the SpinCo Group has (A) been served with process or threatened in writing, regarding any Action or recall or (B) initiated or been required to initiate a product recall, consumer recall, suspension or withdrawal or similar Action, in each case with respect to any SpinCo Products, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. To the Knowledge of SpinCo, (i) there are no facts which the members of the SpinCo Group expect to furnish a basis for the recall of any SpinCo Product or withdrawal of any approval, license, registration or consent of any Governmental Authority with respect to SpinCo, the SpinCo Business or any SpinCo Products, (ii) there is no basis for the recall of any SpinCo Product and (iii) there are no defects, technical concerns or problems in any of the SpinCo Products currently offered by any member of the SpinCo Group that would prevent the same from performing in accordance with their user specifications or functionality descriptions, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.9 Real Property.

(a) Section 5.9(a) of the SpinCo Disclosure Letter sets forth a true and complete list of the material real property owned, or that will be owned following the Reorganization, by members of the SpinCo Group which constitute SpinCo Assets (together with the land, buildings, structures, improvements and fixtures thereon, the “SpinCo Owned Real Property”). Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, (i) the members of the SpinCo Group, as applicable, have good and marketable indefeasible fee simple or valid title to all SpinCo Owned Real Property, free and clear of all Liens, except Permitted Liens and (ii) none of Mercury, the members of the SpinCo Group, or their respective Subsidiaries have received written notice of any, and to the Knowledge of SpinCo, there is no, pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of any SpinCo Owned Real Property. Except as set forth on Section 5.9(a) of the SpinCo Disclosure Letter and as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, (i) no member of the SpinCo Group has granted to any Person the right to use or occupy any SpinCo Owned Real Property, and (ii) there are no outstanding options, rights of right offer to purchase any SpinCo Owned Real Property or any portion thereof or interest therein. Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, no member of the SpinCo Group is in breach or default under any restrictive or other covenant encumbering any SpinCo Owned Real Property.

(b) Section 5.9(b) of the SpinCo Disclosure Letter sets forth a true and complete list of material leased or subleased real property in which the members of the SpinCo Group have, or will have an interest following the Reorganization, a leasehold or subleasehold interest and which constitute SpinCo Assets (the “SpinCo Transferred Leased Property”), and the leases, subleases and other similar agreements with respect thereto (the “SpinCo Transferred Property Leases”). Mercury has made available to Gold copies of each SpinCo Transferred Property Lease that are correct and complete in all material respects (subject to any redaction of information deemed competitively sensitive by Mercury or pursuant to applicable Law). Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) the members of the SpinCo Group, as applicable, have a valid leasehold or subleasehold interest in the SpinCo Transferred Leased Property, free and clear of all Liens, except Permitted Liens, and each such leasehold or subleasehold interest in a SpinCo Transferred Leased Property is legal, valid, binding, enforceable and in full force and effect subject to the Remedies Exception, (ii) no member of the SpinCo Group, or, to the Knowledge of SpinCo, as of the date hereof, any other party thereto, is in breach of or default under any SpinCo Transferred Property Lease and no event has occurred or circumstances exists which, with delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination or acceleration of rent under such SpinCo Transferred Property Lease, (iii) no member of the SpinCo Group has, as of the date hereof, received any written notice from any lessor of any SpinCo Transferred Leased Property of any breach of or default under any lease or sublease thereof by any member of the SpinCo Group, which breach or default has not been cured, and (iv) no member of the SpinCo Group has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any SpinCo Transferred Property Lease or SpinCo Transferred Leased Property, except Permitted Liens.

(c) The SpinCo Owned Real Property and the SpinCo Transferred Leased Property comprise all of the material real property used or intended to be used as of the date hereof in the SpinCo Business.

Section 5.10 Tax Matters.

(a) Except as would not, individually or in the aggregate, have a SpinCo Material Adverse Effect:

(i) (A) All Tax Returns required to be filed by or with respect to a member of the SpinCo Group have been timely filed (taking into account applicable extensions), (B) all filed Tax Returns are true, correct and complete, and (C) all Taxes, whether or not shown as due on any Tax Returns, in respect of each member of the SpinCo Group and the SpinCo Business have been paid;

(ii) (A) No Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against any member of the SpinCo Group (and, to the Knowledge of SpinCo, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been fully satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is ongoing, pending or threatened in writing with respect to any Taxes of any member of the SpinCo Group;

(iii) All amounts of Taxes (including sales and other similar Taxes) required to be deducted, collected or withheld by each member of the SpinCo Group have been deducted, collected or withheld and have been (or will be) duly and timely paid to the proper Governmental Authority and each member of the SpinCo Group has complied in all respects with all informational reporting requirements related thereto;

(iv) No waivers or extension of any statute of limitations on the assessment and collection of any Tax or governmental charge with respect to any member of the SpinCo Group have been requested or made that has not expired (or would not expire) prior to the Closing;

(v) No member of the SpinCo Group has been subject to Tax in any jurisdiction outside the jurisdiction that it is incorporated or organized thereunder as a result of having a permanent establishment. No claim has ever been made by a Governmental Authority in a jurisdiction where any member of the SpinCo Group does not file Tax Returns of a particular type that such entity is or may be subject to taxation of such type by that jurisdiction;

(vi) No member of the SpinCo Group (A) is party to any Tax allocation, sharing, indemnity, or reimbursement agreement or other similar agreement (other than any customary commercial, leasing or employment contracts the primary purpose of which is not related to Taxes or any Tax allocation, sharing, indemnity, or reimbursement agreement the only parties to which are members of the SpinCo Group), (B) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding similar provision of state, local or non-U.S. Tax Law) or other written agreement (including a Tax ruling) with a Governmental Authority that will remain in effect after the Closing, or (C) has any Liability for Taxes of any Person (other than Mercury or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by operation of law or by contract (other than customary commercial, leasing or employment contracts, the primary purposes of which do not relate to Taxes);

(vii) Other than in connection with the Separation, within the past two (2) years, no member of the SpinCo Group has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code;

(viii) No member of the SpinCo Group has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(ix) There are no Liens for Taxes (other than Permitted Liens) upon the assets of any member of the SpinCo Group or the SpinCo Business.

(b) Neither Mercury nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent or impede (i) the Intended Tax Treatment, (ii) Mercury from delivering the Mercury Distribution Tax Representations, (iii) SpinCo from delivering the SpinCo Merger Tax Representations, (iv) Gold from delivering the Gold Tax Representations, (v) Mercury from receiving the IRS Ruling, (vi) Mercury or Gold from receiving the Tax opinions described in Section 7.2(d), (vii) Mercury from receiving Mercury Merger Tax Opinion or (viii) Gold from receiving the Gold Merger Tax Opinion.

Section 5.11 Material Contracts.

(a) There are no SpinCo Material Contracts as of the date hereof except as set forth in Section 5.11(a) of the SpinCo Disclosure Letter. The term “SpinCo Material Contracts” means Contracts (other than (x) sales or purchase orders, statements of work, standard terms and conditions, invoices and similar instruments or (y) Benefit Plans) in the following categories that are primarily related to the SpinCo Business and to which Mercury or any of its Subsidiaries is a party (in each case, other than any Contract or portion thereof that is a Mercury Asset, any intercompany agreements or any Contract for Shared Services):

(i) each of the top ten (10) Contracts that are primarily related to the SpinCo Business, measured by the total amounts invoiced to the SpinCo Business during the twelve (12) month period ending December 31, 2025, other than any such Contracts that can be terminated on less than one hundred twenty (120) days’ notice without material monetary penalty;

(ii) the Contracts with each of the top ten (10) customers of the SpinCo Business, measured by amounts paid to the SpinCo Business during the twelve (12) month period ending December 31, 2025;

(iii) any Contract requiring future capital commitments, investments or expenditures (or series of capital expenditures) by the SpinCo Business in excess of $1,000,000, other than partnerships, joint ventures, collaborations or similar material agreements involving partnership, co-investment or collaboration between the SpinCo Business and a third party;

(iv) any material partnership, joint venture, profit sharing, joint development, collaboration or similar material agreement involving partnership, co-investment or collaboration involving the SpinCo Business and a third party which (A) is reasonably expected to have revenues attributable to the SpinCo Business in excess of $5,000,000 during the twelve (12) month period following the date hereof, or (B) pursuant to which Mercury or any of its Subsidiaries has an express obligation to make any investment in, or advancement or capital contribution to, any other Person in excess of $5,000,000, in the aggregate, in the twelve (12) month period following the date hereof, in each case, other than any such Contract solely between Mercury and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Mercury;

(v) any Contract relating to the acquisition or disposition of any business, product line, equity interests or a material amount of assets, in each case, for aggregate consideration under such Contract in excess of $5,000,000 (whether by merger, sale of stock, sale of assets or otherwise) under which, after the Closing, the SpinCo Business will have any remaining material obligation with respect to an indemnification, “earn out,” contingent purchase price or similar contingent obligations;

(vi) (A) any Contract the express terms of which restrict or limit in any material respect the ability of any member of the SpinCo Group or its Affiliates after the Closing to compete in any business or with any Person or in any geographic area, (B) any Contract the express terms of which grant the other party “most favored nation” status or equivalent preferential pricing terms as would have a material impact on the SpinCo Business, or (C) any Contract the express terms of which grant the other party exclusivity or similar rights as would have a material impact on the SpinCo Business;

(vii) any Contract (A) pursuant to which (1) any Person has licensed any material Intellectual Property to any member of the SpinCo Group or (with respect to the SpinCo Business) the Mercury Group, or granted to any member of the SpinCo Group or (with respect to the SpinCo Business) the Mercury Group, any covenant not to sue or right of use with respect to any Intellectual Property, excluding non-exclusive licenses with respect to commercially available software on standard terms with aggregate annual or one-time license, maintenance, support and other fees of less than $250,000, or (2) any member of the SpinCo Group or (with respect to the SpinCo Business) the Mercury Group has granted any Person a license to any material SpinCo Intellectual Property or a covenant not to sue or other right of use with respect to any material SpinCo Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business in connection with the sale of any products or services to SpinCo customers, or (B) relating to the development of any material Intellectual Property purported to be owned by SpinCo or any SpinCo Subsidiary (other than Contracts entered into with employees or independent contractors on Mercury’s standard form invention assignment agreements made available to Gold);

(viii) other than the Commitment Letter or otherwise in connection with the SpinCo Financing or Permanent SpinCo Financing, any Contract relating to or evidencing indebtedness for borrowed money of the SpinCo Business in excess of $1,000,000, except for any Contract relating to indebtedness for borrowed money or guarantees or credit support arrangements with respect to any such indebtedness or arrangements between Mercury and a Subsidiary of Mercury or between Subsidiaries of Mercury;

(ix) any material interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements exclusively related to the SpinCo Business;

(x) each Contract under which any member of the SpinCo Group has continuing material guarantee or indemnification obligations to any Person, other than those entered into in the ordinary course of the SpinCo Business;

(xi) any material vendor Contracts with a third party pursuant to which such third party provides information technology, human resources or financial services to Mercury, SpinCo or any member of the Mercury Group or SpinCo Group primarily used or primarily held for use in the SpinCo Business; and

(xii) any material settlement Contract relating to any actual or threatened Actions in the two (2) years preceding the date of this Agreement pursuant to which any member of the SpinCo Group (after giving effect to the Reorganization) has ongoing obligations after the Closing.

(b) Mercury has made available to Gold copies of each SpinCo Material Contract that are correct and complete in all material respects (subject to any redaction of information deemed competitively sensitive by Mercury or pursuant to applicable Law). Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) each SpinCo Material Contract is a legal, valid and binding obligation of Mercury or a Subsidiary thereof, as applicable, and, to the Knowledge of SpinCo, each counterparty thereto, and is in full force and effect and enforceable in accordance with its terms subject to the Remedies Exception, (ii) neither Mercury and its applicable Subsidiaries nor, to the Knowledge of SpinCo, any other party thereto, is in breach of, or in default under, any such SpinCo Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by Mercury or any of its applicable Subsidiaries, or, to the Knowledge of SpinCo, any other party thereto. As of the date hereof, no party to any SpinCo Material Contract has exercised any termination rights with respect thereto (or provided written notice of intent to exercise such termination rights or written notice that such party intends to adversely amend or modify in any material respect (other than notice of amendments or modifications provided in the ordinary course of business), or elect not to renew or perform in any material respect, such SpinCo Material Contract).

Section 5.12 Labor Relations.

(a) Section 5.12(a) of the SpinCo Disclosure Letter sets forth a list, as of the date of hereof, of (i) each labor union, works council or other employee representative body that represents SpinCo Group Employees and (ii) each Collective Bargaining Agreement covering SpinCo Group Employees and/or to which any member of the SpinCo Group is a party or by which any member of the SpinCo Group is bound. Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole or as set forth on Section 5.12(a) of the SpinCo Disclosure Letter: (i) no petition for recognition or certification of a bargaining unit or employee representative of a labor organization for the representation of any SpinCo Group Employees is pending or, to the Knowledge of SpinCo, threatened; and (ii) no strike, slowdown, work stoppage, lockout, job action, picketing, handbilling material labor dispute, union organizing activity, in each case affecting the SpinCo Business or any of the members of the SpinCo Group or relating to any SpinCo Group Employees, is pending or has occurred within the past two (2) years.

(b) There are no pending, or to the Knowledge of SpinCo, threatened, unfair labor or other employment-related practice charges, complaints, grievances or other Actions by or before any Governmental Authority arising under any applicable Law governing labor or employment by, in connection with or otherwise related to any SpinCo Group Employees or current independent contractors of the SpinCo Business, other than any such charges, complaints, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, for the past two (2) years, Mercury and each of its Affiliates, as well as the SpinCo Group, has been in compliance with all Laws relating to labor and employment and employment practices, including all Laws respecting terms and conditions of employment, employment practices, discrimination, harassment, retaliation civil rights, plant closures and mass layoffs (including the Worker Adjustment and Retraining Notification Act and any similar plant closures and mass layoffs Laws (“WARN Laws”)), wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, worker classification (including the classification of exempt and non-exempt employees and of independent contractors and consultants), employment equity, collective bargaining, occupational health and safety, workers’ compensation and immigration, in each case, with respect to the SpinCo Group Employees, former employees, and independent contractors or other workers providing services to the SpinCo Business.

(d) With respect to the SpinCo Business and the SpinCo Group Employees, Mercury and its Affiliates have reasonably investigated all allegations of sexual or other harassment that have been reported to Mercury’s Helpline in the past two (2) years. Neither Mercury nor any of its Affiliates reasonably anticipates any material Liabilities relating to any such allegations.

(e) Except as set forth on Section 5.12(e) of the SpinCo Disclosure Letter, all SpinCo Group Employees are, as of the date hereof, exclusively or primarily dedicated to the SpinCo Business.

Section 5.13 Compliance with Law; Permits.

(a) Except for Environmental Laws (which are addressed exclusively as set forth in Section 5.17), Mercury and Mercury’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group are, and, during the past two (2) years Mercury and Mercury’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group (i) have been in compliance with all applicable Laws and (ii) have not received written notice from any Governmental Authority alleging any material non-compliance with or possible material violation of any applicable Law or that Mercury or any of its Subsidiaries (with respect to the SpinCo Business) or the members of the SpinCo Group, is subject to any inspection, investigation, survey, audit or other review, except in each case as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Neither Mercury nor any of its Subsidiaries (in each case, solely with respect to the SpinCo Business) is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Governmental Authority and to the Knowledge of SpinCo (A) the imposition of any such agreement or decree is not currently pending, and (B) neither Mercury nor any of its Subsidiaries has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(b) Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 5.17), at all times during the past two (2) years (i) Mercury and its Subsidiaries (solely with respect to the SpinCo Business) and the members of the SpinCo Group have obtained and maintained all of the Permits and Regulatory Authorizations necessary to conduct the SpinCo Business substantially in the manner it was conducted as of the applicable date in compliance with applicable Law and (ii) such Permits and Regulatory Authorizations as are necessary to conduct the SpinCo Business substantially in the manner it is currently conducted are valid and in full force and effect and Mercury or its applicable Subsidiary or the applicable member of the SpinCo Group is in compliance with the terms thereof, in each case of (i) and (ii) except for such matters that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) None of Mercury or any of Mercury’s Subsidiaries (in each case, solely with respect to the SpinCo Business) or any member of the SpinCo Group, any SpinCo Group Employee or, to the Knowledge of SpinCo, any agent or other third party representative acting on behalf of the SpinCo Business, (i) is currently, or since April 24, 2019 has been (A) a Sanctioned Person; (B) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation of Sanctions; or (C) otherwise in violation of Sanctions, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, “Trade Controls”); or (ii) has in the past five (5) years (A) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Authority or any other Person in violation of Anti-Corruption Laws or (B) otherwise been in violation of any Anti-Corruption Laws.

(d) None of Mercury or any of Mercury’s Subsidiaries (in each case, solely with respect to the SpinCo Business) or any member of the SpinCo Group, any SpinCo Group Employee, or, to the Knowledge of SpinCo, any agent or third party representative acting on behalf of the SpinCo Business, has (i) received from any Governmental Authority or any Person any written notice, request, citation, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit, in each case of clauses (i)-(iii) concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws. There are no pending or, to the Knowledge of SpinCo, threatened claims against Mercury or any of its Subsidiaries (in each case, solely with respect to the SpinCo Business) with respect to Trade Controls or Anti-Corruption Laws. Mercury and Mercury’s Subsidiaries (in each case, solely with respect to the SpinCo Business) have implemented policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws.

Section 5.14 Regulatory Matters.

(a) During the past two (2) years Mercury and Mercury’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group have filed with the applicable regulatory authorities all required material filings, declarations, listings, registrations, reports or submissions, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with all applicable Laws when filed, and, as of the date of this Agreement, no deficiencies have been asserted in writing by any applicable regulatory authorities to Mercury or any of its Subsidiaries with respect to any such filings, declarations, listing, registrations, reports or submissions, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, Mercury and Mercury’s Subsidiaries (in each case, solely with respect to the SpinCo Business) have for the past two (2) years had appropriate internal controls that are reasonably designed to ensure compliance with all applicable Laws.

Section 5.15 SpinCo Benefit Plans.

(a) Section 5.15(a) of the SpinCo Disclosure Letter sets forth a list, as of the date hereof, of each material Mercury Benefit Plan and separately identifies and sets forth each material SpinCo Benefit Plan; provided, that such list may omit (i) (x) any Mercury Benefit Plan that is an individualized agreement that is consistent, in all material respects, with a representative form of agreement that has been provided to Gold prior to the date hereof and (y) is not with a SpinCo Group Employee who is or is expected to be an officer of SpinCo and (ii) any Mercury Benefit Plan (other than a SpinCo Benefit Plan) maintained outside of the United States. Within the sixty (60) day period following the date hereof Mercury shall provide a supplemental Section 5.15(a) of the SpinCo Disclosure Letter that sets forth each Mercury Benefit Plan that would been included on such initial schedule but for clause (ii) of the proviso in the first sentence of this Section 5.15(a). Each SpinCo Benefit Plan is exclusive to SpinCo and its Subsidiaries, and no SpinCo Benefit Plan covers or provides benefits to any individual who is not a current or former employee of SpinCo (or an eligible dependent or beneficiary thereof).

(b) As applicable with respect to each of the material SpinCo Benefit Plans required to be set forth on Section 5.15(a) of the SpinCo Disclosure Letter, Mercury has made available to Gold true and complete copies of: (i) the applicable plan document (including all amendments thereto) (or, for any unwritten plan, a summary of the material terms thereof) and all related trust agreements, insurance policies or other funding arrangements; (ii) the most recent summary plan description; (iii) the most recent Form 5500 (including all schedules and attachments thereto); (iv) the most recent determination, opinion or advisory letter issued by the IRS; and (v) any material, non routine correspondence with any Governmental Authority in the past two (2) years. As applicable with respect to each of the material Mercury Benefit Plans required to be set forth on Section 5.15(a) of the SpinCo Disclosure Letter (other than individual agreements or arrangements that do not differ in any material respect from a form of agreement made available to Gold), Mercury has made available to Gold true and complete copies of: (A) the applicable plan document (including all amendments thereto) (or, for any unwritten plan, a summary of the material terms thereof); and (B) the most recent determination, opinion or advisory letter issued by the IRS. Notwithstanding the foregoing provisions of this paragraph, the foregoing materials in respect of material Mercury Benefit Plans (other than SpinCo Benefit Plans) maintained outside of the United States may be made available to Gold during the sixty (60) day period following the date hereof.

(c) Each Mercury Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and, to the Knowledge of SpinCo, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such plan.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) each of the Mercury Benefit Plans has been established, maintained, operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code; (ii) there are no pending Actions or claims (other than routine claims for benefits), or to the Knowledge of SpinCo, threatened, against or involving any Mercury Benefit Plan (or the assets thereof); (iii) all required contributions and other payments to each Mercury Benefit Plan that have become due have been timely made or, if not yet due, properly accrued; (iv) there has been no non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Mercury Benefit Plan; and (v) neither SpinCo nor any of its Subsidiaries has incurred (whether or not assessed) any Liability that has not been satisfied under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(e) No SpinCo Benefit Plan is, and neither SpinCo nor any of its ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, or has any Liability under or with respect to: (i) any Multiemployer Plan or (ii) a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or any “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413 of the Code. No SpinCo Benefit Plan is a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. Neither SpinCo nor any of its ERISA Affiliates has incurred (x) any Liability to or with respect to a Multiemployer Plan, including as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA, that has not been satisfied in full, or (y) any Controlled Group Liability that has not been satisfied in full, and, to the Knowledge of SpinCo, no condition exists that presents a material risk to SpinCo or its Subsidiaries of incurring any such Liabilities (including on account of any ERISA Affiliate). No SpinCo Benefit Plan is, and none of SpinCo or any of its Subsidiaries has any Liability with respect to, a “multiple employer welfare arrangement” (within the meaning of Section 3(40)(A) of ERISA). There is no Lien pursuant to ERISA Sections 303(k) or 4068 or Code Sections 412 or 430(k) in favor of, or enforceable by the Pension Benefit Guaranty Corporation or any other entity with respect to any of the assets of SpinCo or any of its Subsidiaries.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions would reasonably be expected to, either alone or in combination with another event: (i) entitle any SpinCo Group Employee to material severance pay, unemployment compensation or any other material benefits or payments; (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of any payments or benefits due to any SpinCo Group Employee (including the forgiveness of indebtedness); (iii) limit or restrict the right to merge, terminate or amend any SpinCo Benefit Plan on or after the Closing; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) No SpinCo Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, each SpinCo Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or would reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

(i) No SpinCo Benefit Plan provides, and SpinCo does not have any obligation to provide, retiree, post-termination or other post-employment health or welfare benefits, other than health care continuation coverage (i) as required by Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA (“COBRA”) or ERISA, (ii) in connection with severance benefits or (iii) through the end of the month in which a termination of employment occurs.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) each Mercury Benefit Plan that is a Foreign Benefit Plan (a “Mercury Foreign Benefit Plan”) has been established, maintained, funded, operated and administered in all respects in accordance with its terms and applicable Laws, and if intended to qualify for special Tax treatment, meets all the requirements for such treatment or if intended to be filed, registered or approved by a Governmental Authority has been duly and timely filed, registered or approved, as applicable; (ii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Mercury Foreign Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles; and (iii) each Mercury Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 5.16 Intellectual Property.

(a) Section 5.16(a) of the SpinCo Disclosure Letter sets forth a list of all SpinCo Intellectual Property that is Registered IP (the “Registered SpinCo Intellectual Property”), identifying for each, as applicable, the record (and if different, beneficial) owner, the registration, patent or application number and date, and the jurisdiction and domain name registrar. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the Intellectual Property required to be disclosed in Section 5.16(a) of the SpinCo Disclosure Letter pursuant to the foregoing sentence (i) is subsisting and, other than Registered SpinCo Intellectual Property constituting applications, valid and enforceable and (ii) do not require any filings, payments or similar actions to be taken by the SpinCo Group within sixty (60) days of the date hereof for the purposes of obtaining, maintaining, perfecting or renewing such Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) as of immediately prior to the Separation, Mercury and its Subsidiaries solely and exclusively own and, as of the Distribution, the members of the SpinCo Group solely and exclusively own, all rights, title and interest in and to the SpinCo Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens; and (ii) the SpinCo Intellectual Property and the Intellectual Property licensed to the members of the SpinCo Group pursuant to the Intellectual Property Matters Agreement constitute all Intellectual Property owned by Mercury and its Subsidiaries used in or necessary for the operation of the SpinCo Business as currently conducted.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) there is no opposition or cancellation Action pending that challenges the ownership, scope, validity, use or enforceability of any SpinCo Intellectual Property (other than ordinary course proceedings instituted by the relevant intellectual property office related to the application for any item of Registered SpinCo Intellectual Property); (ii) the operation of the SpinCo Business does not infringe, misappropriate, dilute, or otherwise violate, and in the past six (6) years has not infringed, misappropriated, diluted, or otherwise violated, the Intellectual Property of any other Person; and (iii) none of Mercury or any of its Subsidiaries (including the SpinCo Group) have received any written notice since the date that is six (6) years prior to the date hereof alleging that the operation of the SpinCo Business infringes, misappropriates, dilutes, or otherwise violates the Intellectual Property of any other Person.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) to the Knowledge of SpinCo, no Person is infringing, misappropriating, diluting or otherwise violating, and in the past six (6) years has not infringed, misappropriated, diluted, or otherwise violated, any SpinCo Intellectual Property, and (ii) neither Mercury nor any member of the SpinCo Group has, since the date that is six (6) years prior to the date hereof, made any written allegation or brought any Action against any Person claiming that such Person is infringing, misappropriating, diluting or otherwise violating any SpinCo Intellectual Property.

(e) Mercury and its Subsidiaries and the members of the SpinCo Group have taken commercially reasonable measures to protect, preserve, and maintain the SpinCo Intellectual Property, including by protecting the confidentiality of all material Trade Secrets included in the SpinCo Intellectual Property or otherwise held by SpinCo, and there are, and in the past three (3) years there have been, no unauthorized uses or disclosures of any such Trade Secrets.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, all Persons (including current and former employees, consultants and independent contractors) who contributed to the development or creation of any Intellectual Property purported to be owned by SpinCo or any SpinCo Subsidiary have assigned to Mercury or one of its Subsidiaries (or, if applicable, a member of the SpinCo Group) all of such Person’s right, title and interest in and to all such Intellectual Property developed or created in the course of such Person’s employment or retention thereby, except where ownership of such Intellectual Property vested in Mercury or its applicable Subsidiary (or, if applicable, a member of the SpinCo Group) by operation of law.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) no funding, personnel, or facilities of any Governmental Authority, university, college, or other educational institution or research center was used, directly or indirectly, to create, author, conceive of, invent, modify, improve, or develop any Intellectual Property for or on behalf of the SpinCo Business in a manner that has resulted in any such third party having any current claim or right in or to any Intellectual Property purported to be owned by SpinCo or any SpinCo Subsidiary, and (ii) no such Person has asserted in writing any claim or right in or to any Intellectual Property purported to be owned by SpinCo or any SpinCo Subsidiary on the basis that its funding, personnel, or facilities were used in the development thereof.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, Mercury and its Subsidiaries and the members of the SpinCo Group have not incorporated, included, embedded, linked or distributed any Open Source Software with proprietary Software included in the SpinCo Intellectual Property (“SpinCo Software”) in a manner that requires that any such SpinCo Software (or portion thereof): (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making, or otherwise permit any Person to make, derivative works of or reverse engineer any such source code; or (iii) be redistributed, hosted or otherwise made available at no or nominal charge. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (x) no portion of source code of SpinCo Software has been disclosed, licensed, released, distributed or made available to or for any Person who was not or is not an employee, contractor, consultant or other Person working on behalf of Mercury and its Subsidiaries and the members of the SpinCo Group, in each case, who have signed written confidentiality agreements with respect thereto, or escrowed to or for any Person, and no Person has been granted any rights thereto or agreed to disclose, license, release, deliver, escrow, or otherwise grant any right thereto and (y) no event has occurred, and no circumstance or condition exists, that (whether with or without the passage of time, the giving of notice or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed, licensed, released, distributed, escrowed or made available, or any other grant of any right be made with respect thereto.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, in each case solely with respect to the SpinCo Business, (i) neither Mercury nor its Subsidiaries has, in the past two (2) years, sent, been required to send, or received any written notice in connection with any violation by Mercury or its Subsidiaries of any Privacy Requirement, nor has Mercury or its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Authority; (ii) neither Mercury nor its Subsidiaries has, in the past two (2) years, received any written complaint by any Person with respect to the collection, use or processing of Personal Information; (iii) Mercury and its Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the processing of data and Personal Information that are commercially reasonable and designed to protect Personal Information against any unauthorized use, access or disclosure and otherwise comply with Privacy Requirements; (iv) Mercury and its Subsidiaries, in connection with the SpinCo Business, in the past one (1) year, have been in compliance in all material respects with all Privacy Requirements; and (v) in the past two (2) years, to the Knowledge of SpinCo, there has been no unauthorized use, access or disclosure or other processing of any SpinCo Business Systems, data, or other information (including Trade Secrets and Personal Information) used in the SpinCo Business.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) as of (A) the date hereof, Mercury and its Subsidiaries, and (B) the Distribution Time, the SpinCo Group, owns or has a valid right to access and use the SpinCo Business Systems, taking into account all assets and services to be provided, acquired, leased, licensed or otherwise obtained under the Transaction Documents or independently acquired by Gold or its Affiliates as contemplated thereby; and (ii) the SpinCo Business Systems (A) do not, to the Knowledge of SpinCo, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that are designed to disrupt or adversely affect the functionality of any such SpinCo Business Systems and (B) are adequate and sufficient for the operation of the SpinCo Business as currently conducted.

(k) (i) Mercury and its Subsidiaries (including the SpinCo Group) have taken commercially reasonable precautions to protect the confidentiality, integrity and security of the SpinCo Business Systems, and all information processes thereby or stored therein from any unauthorized processing, access, use, interruption, modification or corruption and commercially reasonable data backup, disaster recovery and business continuity plans and procedures; and (ii) in the past two (2) years there have been no failures or other adverse events affecting any of the SpinCo Business Systems that have caused any material disruption in the use thereof or to the operation of the SpinCo Business.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, neither the execution of this Agreement or the Transaction Documents nor the consummation of the Transaction Process will result in the loss, limitation, termination or impairment of (or any right of any Person to limit, terminate or impair) or the requirement to pay additional fees or royalties with respect to Mercury’s or any member of the SpinCo Group’s right to own or use any Intellectual Property used in or necessary for the SpinCo Business.

Section 5.17 Environmental Matters.

(a) The members of the SpinCo Group and the Mercury Group and the facilities, assets and operations on any real property owned, leased, used or operated by the members of the SpinCo Group and the Mercury Group, in each case with respect to the SpinCo Business, are, and during the past three (3) years have been, in compliance with (i) applicable Environmental Laws (including the possession, maintenance of, and application for, any such Permit described in clause (ii) below) and (ii) any material Permit required to operate the SpinCo Business or SpinCo Assets or occupy and use any real property or facility (including the SpinCo Transferred Leased Property and SpinCo Owned Real Property) under any applicable Environmental Law (any “SpinCo Environmental Permit”), except in each case of (i) and (ii) as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(b) (i) There is no Action pending or, to the Knowledge of SpinCo, threatened that asserts any actual or potential Environmental Liability relating to the SpinCo Business, (ii) no outstanding Order has been issued or is otherwise in effect in relation to any Environmental Law or any SpinCo Environmental Permit, in each case relating to the SpinCo Business, the SpinCo Assets or any real property or facility currently owned, leased, used or operated by the SpinCo Business (including the SpinCo Transferred Leased Property or SpinCo Owned Real Property), and (iii) neither the SpinCo Group nor Mercury or any of its Subsidiaries have received, (A) in the past three (3) years, any written notice, report or other information alleging any Environmental Liability relating to the SpinCo Business, or (B), at any time, any such written notice, report or information alleging any Environmental Liability relating to the SpinCo Business the subject of which has not been resolved, except in each case of clauses (i) through (iii), as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) To the Knowledge of SpinCo, no member of the SpinCo Group, Mercury or any of Mercury’s Subsidiaries (or any other Person to the extent resulting in Environmental Liability for the SpinCo Group), in each case with respect to the SpinCo Business, has Released, produced, processed, generated, transported, treated, handled, used, stored, disposed of, arranged for the disposal of, or exposed any Person to, any Hazardous Materials, in each case except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(d) No member of the SpinCo Group, Mercury or any of Mercury’s Subsidiaries (or any other Person to the extent resulting in Environmental Liability for the SpinCo Group) has expressly assumed or retained any Environmental Liability of any other Person, including in any acquisition or divestiture of any property or business except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.18 Insurance. All insurance policies (excluding those funding any SpinCo Benefit Plans set forth on Section 5.15(a) of the SpinCo Disclosure Letter) to which any member of the SpinCo Group is currently a party, or which are held for the benefit of the members of the SpinCo Group or the SpinCo Business, are in full force and effect, and, to the Knowledge of SpinCo, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no written notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.19 Affiliate Matters. Except for Contracts solely between or among the members of the SpinCo Group or Contracts for employment, compensation or benefit agreements or arrangements with directors, officers and employees made in the ordinary course of business or as set forth on Section 5.19 of the SpinCo Disclosure Letter, no member of the SpinCo Group is party to any SpinCo Affiliate Contract.

Section 5.20 Proxy Statement; Registration Statements. None of the information regarding any of Mercury or any of its Subsidiaries (including the members of the SpinCo Group), the SpinCo Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by Mercury or SpinCo or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the Gold Registration Statement, the SpinCo Registration Statement or the documents relating to the Distribution that are filed with the SEC and/or distributed to Mercury shareholders or Gold shareholders (the “Distribution Documents”) will, in the case of the Proxy Statement or the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the Gold Registration Statement and the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the Gold Shareholders Meeting, at the Distribution Date or at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The SpinCo Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Mercury or SpinCo with respect to information provided by Gold specifically for inclusion in, or incorporation by reference into, the SpinCo Registration Statement.

Section 5.21 Board and Stockholder Approval.

(a) Each of the Mercury Board and the SpinCo Board, at a meeting duly called and held or by written consent, has by unanimous vote of all directors present or unanimous consent, (i) approved this Agreement, the Separation Agreement and the other Transaction Documents and authorized and approved the execution, delivery and performance hereof and thereof and the consummation of the transactions contemplated hereby and thereby, including the Merger and the Separation and (ii) declared each of them advisable, fair to and in the best interests of Mercury, SpinCo and their respective stockholders. As of the date hereof, the sole stockholder of SpinCo is (and as of immediately prior to the Distribution the sole stockholder of SpinCo will be) Mercury.

(b) Promptly (and in any event within twenty-four hours ) after the execution of this Agreement, Mercury will approve and adopt, as SpinCo’s sole stockholder, this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, including the Merger (the “SpinCo Stockholder Approval”). The approval of Mercury’s shareholders is not required to effect the transactions contemplated by the Separation Agreement, this Agreement or any of the other Transaction Documents. Upon obtaining the SpinCo Stockholder Approval, the approval of SpinCo’s stockholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended on or after the Distribution Date.

Section 5.22 Gold Common Stock. Neither Mercury nor any of its Subsidiaries, including SpinCo, owns (directly or indirectly, beneficially or of record) or will own on the Closing Date, nor is Mercury or any of its Subsidiaries a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Gold (other than as contemplated by this Agreement).

Section 5.23 SpinCo Financing. As of the date of this Agreement, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of SpinCo and, to the Knowledge of SpinCo, each of the other parties thereto (other than Gold), enforceable against SpinCo and, to the Knowledge of SpinCo, each of the other parties thereto (other than Gold) in accordance with its terms (except insofar as such enforceability is subject to the Remedies Exception). As of the date of this Agreement, except for the Commitment Letter, there are no side letters or other Contracts to which SpinCo or any of its Affiliates is a party containing conditions precedent to or otherwise relating to the funding of the full amount of the SpinCo Financing, other than as expressly set forth in the Commitment Letter. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, (i) would constitute a default or breach on the part of SpinCo or its Affiliates or, to the Knowledge of SpinCo, any other party to the Commitment Letter (other than Gold), under the Commitment Letter, or (ii) to the Knowledge of SpinCo, would result in any portion of the SpinCo Financing being unavailable or delayed.

Section 5.24 No Other Representations and Warranties. Except as expressly set forth in Article VI or in any Transaction Document (and except for any Gold Tax Representations), (a) Mercury and SpinCo each acknowledges and agrees that neither Gold, Merger Sub nor any of their Affiliates, nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever with respect to Gold, Merger Sub or any of their Affiliates, or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) Mercury and SpinCo each further acknowledges and agrees that neither Gold, Merger Sub nor any of their Affiliates shall be liable in respect of the accuracy or completeness of any information provided to Mercury, SpinCo or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article VI or in any Transaction Document (and except for any Gold Tax Representations), each of Mercury and SpinCo acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Gold or any of its Subsidiaries that may have been made available, in the Gold Datasite or otherwise, to Mercury, SpinCo or any of their Representatives, and expressly disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to Mercury, SpinCo or any of their respective Representatives of any document or other information with respect to any one or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the Gold Disclosure Letter), any information, documents or other materials (including any such materials contained in the Gold Datasite or otherwise reviewed by

Mercury, SpinCo or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Mercury, SpinCo or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of Gold or Merger Sub, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article VI of this Agreement or in any Transaction Document (and except for any Gold Tax Representations). In entering into this Agreement, Mercury and SpinCo acknowledge and agree that they have relied solely upon their own investigation and analysis, and Mercury and SpinCo acknowledges and agrees, to the fullest extent permitted by Law, that Gold, Merger Sub and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to Mercury or SpinCo or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Mercury or SpinCo or their Affiliates or any of their respective Representatives, including in respect of the specific representations and warranties as set forth in Article VI of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

OF GOLD AND MERGER SUB

Except as otherwise disclosed or identified in (a) the Gold SEC Documents filed with or furnished to the SEC and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or referenced therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, forward-looking, predictive or cautionary statements) or (b) the corresponding section or subsection of the Gold Disclosure Letter (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article VI to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), Gold and Merger Sub, jointly and severally, hereby represent and warrant to Mercury and SpinCo as follows:

Section 6.1 Organization. Each of Gold and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of the Gold Subsidiaries other than Merger Sub is a corporation or other legal entity duly organized, validly existing and in good standing (or equivalent status as applicable) under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Each of Merger Sub and Gold has all requisite corporate or other organizational power and authority to own, lease and operate its assets in the manner as it is now being conducted and to carry on its businesses as now being conducted and is duly licensed or qualified to do business and is in good standing (or equivalent status as applicable) as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Gold has made available to Mercury true and complete copies of the Organizational Documents of Gold and Merger Sub as in effect on the date hereof.

Section 6.2 Due Authorization. Each of Gold and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and (subject to the receipt of the Consents described in Section 6.6(a), and, solely with respect to Gold, the Gold Shareholder Approval) to consummate the Transactions. The execution and delivery by Gold and Merger Sub of this Agreement and the Transaction Documents to which each is or will be a party at the Effective Time and the consummation by Gold and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part, and, except for the Gold Shareholder Approval (solely with respect to Gold), no other corporate action on the part of Gold is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by each of Gold and Merger Sub (as applicable) and (assuming that this Agreement or such other applicable Transaction Documents to which Mercury or SpinCo is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of Mercury or SpinCo (as applicable)) constitutes or will constitute a legal, valid and binding obligation of each of Gold and Merger Sub (as applicable), enforceable against each of Gold and Merger Sub (as applicable) in accordance with its terms, subject to the Remedies Exception.

Section 6.3 Capital Stock and Other Matters.

(a) As of the date hereof, the authorized capital stock of Gold consists of 55,000,000 shares of Gold Common Stock and 4,991,000 shares of preferred stock, without par value, of Gold (“Gold Preferred Stock”). As of the Closing, after giving effect to the Gold Charter Amendment, the authorized capital stock of Gold shall consist of 110,000,000 shares of Gold Common Stock and 4,991,000 shares of Gold Preferred Stock. At the close of business on January 23, 2026: (i) 30,485,631 shares of unrestricted Gold Common Stock were issued and outstanding; (ii) 40,600 shares of Gold Common Stock were subject to outstanding unvested Gold Restricted Stock Awards; (iii) 4,701,771 shares of Gold Common Stock were reserved for issuance pursuant to the Gold Equity Incentive Plan, of which (A) 493,798 shares of Gold Common Stock were issuable upon the vesting and settlement of Gold PSU Awards (assuming applicable performance goals are satisfied at the target level) and (B) 351,771 shares of Gold Common Stock were issuable upon the vesting and settlement of Gold RSU Awards; (iv) no shares of Gold Common Stock were held by Gold in its treasury or by its Subsidiaries; (v) no shares of Gold Preferred Stock were issued and outstanding; and (vi) 175,407 shares of Gold Common Stock were issuable upon the vesting and settlement of restricted stock units of Gold other than Gold RSU Awards. All of the issued and outstanding shares of Gold Common Stock have been, and all shares of Gold Common Stock issued pursuant to the Merger will be at Closing duly authorized and validly issued, fully paid and nonassessable and have not been, issued in violation of any preemptive or similar rights.

(b) No bonds, debentures, notes or other indebtedness of Gold or any of the Gold Subsidiaries having the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of Gold (including Gold Common Stock) may vote are, or as of the Effective Time will be, issued or outstanding.

(c) As of the date hereof, (i) the authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock and (ii) the issued and outstanding shares of capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock.

(d) Except as expressly set forth in Section 6.3(a), or in connection with the Merger, as of the date hereof, there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of Gold, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of Gold, (ii) agreements of any kind which may obligate Gold to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of Gold.

Section 6.4 Capitalization of Subsidiaries. The issued and outstanding Interests of each of the Gold Subsidiaries have been duly authorized and validly issued and, as applicable, are fully paid and nonassessable. Gold, directly or indirectly, owns legal and beneficial title to all the issued and outstanding Interests of the Gold Subsidiaries, free and clear of any Liens (other than Permitted Liens or those set forth in their respective Organizational Documents, arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of any Gold Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of any Gold Subsidiaries, and there are no agreements of any kind which may obligate any Gold Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 6.5 Subsidiaries.

(a) Section 6.5(a) of the Gold Disclosure Letter sets forth a list of the Gold Subsidiaries and their respective jurisdictions of organization, as of the date hereof. Each Gold Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing (or equivalent status as applicable) under the Laws of its jurisdiction of organization, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Each Gold Subsidiary has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(b) Each Gold Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Except as set forth in Section 6.5(b) of the Gold Disclosure Letter, and other than the Subsidiaries set forth on Section 6.5(a) of the Gold Disclosure Letter, as of the date hereof, Gold does not own or hold, directly or indirectly, any Interest in any other Person.

Section 6.6 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of Mercury and SpinCo set forth in Article IV and Article V, no filing with or notice to, and no Permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of Gold or any of the Gold Subsidiaries for the execution, delivery and performance by Gold or any of the Gold Subsidiaries of this Agreement or by Gold or any of the Gold Subsidiaries of any Transaction Document to which it is a party or the consummation by Gold or any of the Gold Subsidiaries of the Transactions, except: (i) compliance with any applicable requirements of any Antitrust Law, Foreign Investment Law, the Securities Act, the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits relating to the Gold Business; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of Nasdaq; or (v) Consents, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(b) Subject to the receipt of the Consents set forth in Section 6.6(a), neither the execution, delivery and performance of this Agreement by each of Gold and Merger Sub or any Transaction Document by Gold or any of the Gold Subsidiaries to which it is or will be a party as of the Effective Time, nor the consummation by Gold or any of the Gold Subsidiaries of the Transactions, will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of Gold or the Gold Subsidiaries, (ii) result in a breach or violation of, require a Consent under or constitute a default under, or give rise to any right of termination, amendment, cancellation, payment obligation or acceleration adverse to Gold or any of the Gold Subsidiaries under any Gold Material Contract or Gold Real Property Lease or (iii) violate any Law applicable to Gold or any of the Gold Subsidiaries, except, in the case of clause (ii) and clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

Section 6.7 Gold Reports and Financial Statements.

(a) Gold has timely filed or furnished with the SEC all Gold SEC Documents. As of their respective filing dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Gold SEC Documents (including any amendments thereto) complied in all material respects, and each other form, report, schedule, statement, prospectus or other document filed by Gold or any of its Subsidiaries after the date hereof and prior to the Effective Time (the “Additional Gold SEC Documents”) will comply in all material respects, with the requirements of the Securities Act, the Exchange Act and the applicable regulations promulgated thereunder, as the case may be, and none of such Gold SEC Documents when filed contained (or, with respect to the Additional Gold SEC Documents, will contain) any untrue statement of a material fact or omitted (or, with respect to the Additional Gold SEC Documents, will omit) to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not false or misleading. The consolidated financial statements (including all related notes and schedules) of Gold included or incorporated by reference in the Gold SEC Documents when filed complied (or, with respect to the Additional Gold SEC Documents, will comply) as to form with the published rules and regulations of the SEC with respect thereto, in each case, in effect at the time of such filing. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Gold SEC Documents and the Additional Gold SEC Documents fairly present in all material respects (or, with respect to the Additional Gold SEC Documents, will fairly present in all material respects) the financial position of Gold and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and changes in cash flows or changes in shareholders’ equity or other information included therein for the periods or as of the respective dates then ended, in each case except as otherwise noted therein and subject, in the case of unaudited interim statements, to normal year-end audit adjustments. Each of the financial statements (including the related notes) of Gold included in the Gold SEC Documents have been prepared in accordance with GAAP, consistently applied throughout the periods covered, except as otherwise noted therein and, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not, individually or in the aggregate, material to the Gold Business.

(b) Gold has established and maintains a system of internal controls that comply in all material respects with applicable Law and that are designed to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets. Such internal controls are overseen by the audit committee of the Gold Board (the “Gold Audit Committee”). Since January 1, 2024, Gold’s chief financial officer, general counsel and director of internal audit have disclosed to Gold’s independent auditor and the Gold Audit Committee (the material circumstances of which (if any) have been made available to Gold) (a) any significant deficiency or material weakness in Gold’s internal controls and (b) any fraud, whether or not material, involving management or other employees who have a significant role in Gold’s internal controls. Since January 1, 2024, neither Gold nor any Gold Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of Gold or any Gold Subsidiary or their respective internal accounting controls.

Section 6.8 No Undisclosed Liabilities. There are no liabilities or obligations of the Gold Business of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected or reserved for on a consolidated balance sheet of the Gold Business or in the notes thereto prepared in accordance with GAAP, other than those that: (i) are reflected or reserved for in the financial statements of Gold included in the Gold SEC Documents or disclosed in the notes thereto; (ii) have been incurred in the ordinary course of business since September 30, 2025; (iii) are incurred in connection with the Transactions or the announcement, negotiation, execution or performance of this Agreement, the Transaction Documents or the Distribution; (iv) have been (or will be prior to the Closing) discharged or paid off; (v) arise in connection with future performance under existing Contracts unrelated to any breach or default by Gold or its Subsidiaries; or (vi) would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

Section 6.9 Litigation.

(a) (i) There is no, and in the past two (2) years has been no, Action pending or, to the Knowledge of Gold, threatened, against Gold or any of the Gold Subsidiaries, or arising out of or relating to the Gold Business, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, and (ii) neither Gold nor any Gold Subsidiary is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(b) There is no, and in the past two (2) years has been no, (i) product warranty or product liability Actions pending or, to the Knowledge of Gold, threatened, against Gold or any of the Gold Subsidiaries, or arising out of or relating to Gold Business with respect to any services or products designed, marketed, developed, manufactured, assembled, sold, distributed or delivered by Gold and the Gold Subsidiaries in connection with the Gold Business (“Gold Products”), except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, and (ii) neither Gold nor any Gold Subsidiary has (A) been served with process or threatened in writing, regarding any Action or recall or (B) initiated or been required to initiate a product recall, consumer recall, suspension or withdrawal or similar Action, in each case with respect to any Gold Products, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. To the Knowledge of Gold, (i) there are no facts which Gold or any of the Gold Subsidiaries expect to furnish a basis for the recall of any Gold Product or withdrawal of any approval, license, registration or consent of any Governmental Authority with respect to Gold, the Gold Subsidiaries, Gold Business or any Gold Products, (ii) there is no basis for the recall of any Gold Product and (iii) there are no defects, technical concerns or problems in any of the Gold Products currently offered by Gold or any Gold Subsidiary that would prevent the same from performing in accordance with their user specifications or functionality descriptions, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

Section 6.10 Real Property.

(a) Section 6.10(a) of the Gold Disclosure Letter sets forth a true and complete list of the material real property owned by Gold and the Gold Subsidiaries (together with the land, buildings, structures, improvements and fixtures thereon, the “Gold Owned Real Property”). Except as would not reasonably be expected to be material to the Gold Business, taken as a whole, (i) Gold and the Gold Subsidiaries, as applicable, have good and marketable indefeasible fee simple valid title to all Gold Owned Real Property, free and clear of all Liens, except Permitted Liens and (ii) neither Gold nor the Gold Subsidiaries has received written notice of any, and to the Knowledge of Gold, there is no, pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of any Gold Owned Real Property. Except as set forth on Section 6.10(a) of the Gold Disclosure Letter and as would not reasonably be expected to be material to the Gold Business, taken as a whole, (i) neither Gold nor the Gold Subsidiaries have granted to any Person the right to use or occupy any Gold Owned Real Property, and (ii) there are no outstanding options, rights of right offer to purchase any Gold Owned Real Property or any portion thereof or interest therein. Except as would not reasonably be expected to be material to the Gold Business, taken as a whole, neither Gold nor the Gold Subsidiaries are in breach or default under any restrictive or other covenant encumbering any Gold Owned Real Property.

(b) Section 6.10(b) of the Gold Disclosure Letter sets forth a true and complete list of material leased or subleased real property in which Gold and the Gold Subsidiaries have a leasehold or subleasehold interest, or other interest to occupy such lease real property (the “Gold Leased Real Property”, and the leases, subleases, and other similar agreements with respect thereto, the “Gold Real Property Leases”). Gold has made available to Mercury copies of each Gold Real Property Lease that are correct and complete in all material respects (subject to any redaction of information deemed competitively sensitive by Gold or pursuant to applicable Law). With respect to the Gold Leased Real Property and Gold Real Property Leases, (i) Gold and the Gold Subsidiaries, as applicable, have a valid leasehold or subleasehold interest in the Gold Leased Real Property, free and clear of all Liens, except Permitted Liens, and each such leasehold or subleasehold interest in a Gold Real Property Lease is legal, valid, binding, enforceable and in full force and effect subject to the Remedies Exception, (ii) none of Gold or the Gold Subsidiaries, or, to the Knowledge of Gold, any other party thereto, is in breach of or default under any Gold Real Property Lease and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Gold Real Property Lease, (iii) neither Gold nor the Gold Subsidiaries has, as of the date hereof, received any written notice from any lessor of any Gold Leased Real Property of any breach of or default under any lease or sublease thereof by Gold or the Gold Subsidiaries, which breach or default has not been cured, and (iv) neither Gold nor the Gold Subsidiaries has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Gold Leased Real Property, except Permitted Liens.

(c) The Gold Owned Real Property and the Gold Leased Real Property comprise all of the material real property used or intended to be used as of the date hereof in the Gold Business.

Section 6.11 Tax Matters.

(a) Except as would not, individually or in the aggregate, have a Gold Material Adverse Effect:

(i) (A) All Tax Returns required to be filed by or with respect to Gold or any of the Gold Subsidiaries have been timely filed (taking into account applicable extensions), (B) all filed Tax Returns are true, correct and complete, and (C) all Taxes, whether or not shown as due on any Tax Return, have been paid;

(ii) (A) No Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against Gold or any Gold Subsidiary (and, to the Knowledge of Gold, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been fully satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is ongoing, pending or threatened in writing with respect to any Taxes of Gold or any of the Gold Subsidiaries;

(iii) All amounts of Taxes (including sales and other similar Taxes) required to be deducted, collected or withheld by Gold and each Gold Subsidiary have been deducted, collected or withheld and have been (or will be) duly and timely paid to the proper Governmental Authority and Gold and each Gold Subsidiary has complied in all respects with all informational reporting requirements related thereto;

(iv) No waivers or extension of any statute of limitations on the assessment and collection of any Tax or governmental charge with respect to Gold or any Gold Subsidiary have been requested or made that has not expired (or would not expire) prior to the Closing;

(v) Neither Gold nor any Gold Subsidiary has been subject to Tax in any jurisdiction outside the jurisdiction that it is incorporated or organized thereunder as a result of having a permanent establishment. No claim has ever been made by a Governmental Authority in a jurisdiction where Gold or any Gold Subsidiary does not file Tax Returns of a particular type that such entity is or may be subject to taxation of such type by that jurisdiction;

(vi) Neither Gold nor any Gold Subsidiary (A) is party to any Tax allocation, sharing, indemnity, or reimbursement agreement or other similar agreement (other than any customary commercial, leasing or employment contracts the primary purpose of which is not related to Taxes or any Tax allocation, sharing, indemnity or reimbursement agreement the only parties to which are Gold or any Gold Subsidiary), (B) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding similar provision of state, local or non-U.S. Tax Law) or other written agreement (including a Tax ruling) with a Governmental Authority that will remain in effect after the Closing, or (C) has any Liability for Taxes of any Person (other than Gold or any Gold Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by operation of law or by contract (other than customary commercial, leasing or employment contracts the primary purposes of which do not relate to Taxes);

(vii) Within the past two (2) years, neither Gold nor any Gold Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code;

(viii) Neither Gold nor any Gold Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(ix) There are no Liens for Taxes (other than Permitted Liens) upon the assets of Gold or any of the Gold Subsidiaries.

(b) Neither Gold nor any of the Gold Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent or impede (i) the Intended Tax Treatment, (ii) Mercury from delivering the Mercury Distribution Tax Representations, (iii) SpinCo from delivering the SpinCo Merger Tax Representations, (iv) Gold from delivering the Gold Tax Representations, (v) Mercury from receiving the IRS Ruling, (vi) Mercury or Gold from receiving the Tax opinions described in Section 7.2(d), (vii) Mercury from receiving Mercury Merger Tax Opinion or (viii) Gold from receiving the Gold Merger Tax Opinion.

(c) Merger Sub was formed solely for the purpose of engaging in the Merger, and does not have any assets and has not engaged in any business activities or conducted any operations other than in connection with the Merger.

Section 6.12 Absence of Certain Changes or Events. (a) Except as contemplated by this Agreement or the other Transaction Documents, since September 30, 2025 and through the date of this Agreement, the Gold Business has operated in the ordinary course of business in all material respects and (b) since September 30, 2025, there has not occurred any event, change, occurrence, circumstance, development or effect that is, or would reasonably be expected to result in, individually or in the aggregate, a Gold Material Adverse Effect.

Section 6.13 Material Contracts.

(a) There are no Gold Material Contracts as of the date hereof except as set forth on Section 6.13(a) of the Gold Disclosure Letter. The term “Gold Material Contracts” means Contracts (other than (x) sales or purchase orders, statements of work, standard terms and conditions, invoices and similar instruments or (y) Benefit Plans) in the following categories to which Gold or any of the Gold Subsidiaries is a party:

(i) each of the top ten (10) Contracts, measured by the total amounts invoiced to Gold or any Gold Subsidiary during the twelve (12) month period ending December 31, 2025, other than any such Contracts that can be terminated on less than one hundred twenty (120) days’ notice without material monetary penalty;

(ii) the Contracts with each of the top ten (10) customers of the Gold Business measured by amounts paid to Gold or any Gold Subsidiary during the twelve (12) month period ending December 31, 2025;

(iii) any Contract requiring future capital commitments, investments or expenditures (or series of capital expenditures) by Gold or its Subsidiaries in excess of $1,000,000, other than partnerships, joint ventures, collaborations or similar material agreements involving partnership, co-investment or collaboration between Gold or the Gold Subsidiaries, on the one hand, and a third party, on the other hand;

(iv) any material partnership, joint venture, profit sharing, joint development, collaboration or similar material agreement involving partnership, co-investment or collaboration involving Gold or the Gold Subsidiaries, on the one hand, and a third party, on the other hand, which (A) is reasonably expected to have revenues attributable to Gold in excess of $5,000,000 during the twelve (12) month period following the date hereof, or (B) pursuant to which Gold or the Gold Subsidiaries has an express obligation to make any investment in, or advancement or capital contribution to, any other Person in excess of $5,000,000, in the aggregate, in the twelve (12) month period following the date hereof, in each case, other than any such Contract solely between Gold and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Gold;

(v) any Contract relating to the acquisition or disposition of any business, product line, equity interests or a material amount of assets, in each case, for aggregate consideration under such Contract in excess of $5,000,000 (whether by merger, sale of stock, sale of assets or otherwise) under which, after the Closing, Gold or its Affiliates will have any remaining material obligation with respect to an indemnification, “earn out,” contingent purchase price or similar contingent obligations;

(vi) (A) any Contract the express terms of which restrict or limit in any material respect the ability of Gold or its Affiliates after the Closing to compete in any business or with any Person or in any geographic area, (B) any Contract the express terms of which grant the other party “most favored nation” status or equivalent preferential pricing terms as would have a material impact on the Gold Business, or (C) any Contract the express terms of which grant the other party exclusivity or similar rights as would have a material impact on the Gold Business;

(vii) any Contract (A) pursuant to which (1) any Person has licensed any material Intellectual Property to Gold or the Gold Subsidiaries, or granted to Gold or the Gold Subsidiaries, any covenant not to sue or right of use with respect to any Intellectual Property, excluding non-exclusive licenses with respect to commercially available software on standard terms with aggregate annual or one-time license, maintenance, support and other fees of less than $250,000, or (2) Gold or the Gold Subsidiaries have granted any Person a license to any material Gold Intellectual Property or a covenant not to sue or other right of use with respect to any material Gold Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business in connection with the sale of any products or services to customers of Gold or the Gold Subsidiaries, or (B) relating to the development of any material Intellectual Property purported to be owned by Gold or any Gold Subsidiary (other than Contracts entered into with employees or independent contractors on Gold’s standard form invention assignment agreements made available to SpinCo);

(viii) other than the Commitment Letter or otherwise in connection with the Gold Financing, any Contract relating to or evidencing indebtedness for borrowed money of Gold or the Gold Subsidiaries in excess of $1,000,000, except for any Contract relating to indebtedness for borrowed money or guarantees or credit support arrangements with respect to any such indebtedness or arrangements between Gold and a Gold Subsidiary or between the Gold Subsidiaries;

(ix) any material interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements to which Gold or the Gold Subsidiaries are party;

(x) each Contract under which Gold or any of the Gold Subsidiaries has continuing material guarantee or indemnification obligations to any Person, other than those entered into in the ordinary course of the Gold Business;

(xi) any material vendor Contracts with a third party pursuant to which such third party provides information technology, human resources or financial services to Gold or any of the Gold Subsidiaries for use in the Gold Business;

(xii) and (xii) any material settlement Contract relating to any actual or threatened Actions in the two (2) years preceding the date of this Agreement pursuant to which Gold or any of its Subsidiaries has ongoing obligations after the Closing.

(b) Gold has made available to Mercury copies of each Gold Material Contract that are correct and complete in all material respects (subject to any redaction of information deemed competitively sensitive by Gold or pursuant to applicable Law). Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, (i) each Gold Material Contract is a legal, valid and binding obligation of Gold or a Gold Subsidiary, as applicable, and, to the Knowledge of Gold, each counterparty thereto, and is in full force and effect and enforceable in accordance with its terms subject to the Remedies Exception, (ii) neither Gold and the applicable Gold Subsidiaries nor, to the Knowledge of Gold, any other party thereto, is in breach of, or in default under, any such Gold Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by Gold or any of the applicable Gold Subsidiaries, or, to the Knowledge of Gold, any other party thereto. As of the date hereof, no party to any Gold Material Contract has exercised any termination rights with respect thereto (or provided written notice of intent to exercise such termination rights or written notice that such party intends to adversely amend or modify in any material respect (other than notice of amendments or modifications provided in the ordinary course of business), or elect not to renew or perform in any material respect, such Gold Material Contract).

Section 6.14 Labor Relations.

(a) Section 6.14(a) of the Gold Disclosure Letter sets forth a list, as of the date hereof, of (i) each labor union, works council or other employee representative body that represents employees of Gold or the Gold Subsidiaries and (ii) each Collective Bargaining Agreement covering employees of Gold or the Gold Subsidiaries. Except as would not reasonably be expected to be material to the Gold Business, taken as a whole: (A) no petition for recognition or certification of a bargaining unit or employee representative by a labor organization for the representation of any employees of Gold or the Gold Subsidiaries is pending or, to the Knowledge of Gold, threatened; and (B) no strike, slowdown, work stoppage, lockout, job action, picketing, handbilling, labor dispute, union organizing activity, in each case affecting Gold or the Gold Subsidiaries, is pending or has occurred within the past two (2) years.

(b) There are no pending, or to the Knowledge of Gold, threatened, unfair labor or other employment-related practice charges, complaints, grievances or other Actions by or before any Governmental Authority arising under any applicable Law governing labor or employment by, in connection with, or otherwise related to any current employees or independent contractors of Gold or the Gold Subsidiaries, other than any such charges, complaints, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, for the past two (2) years, Gold and the Gold Subsidiaries have been in compliance with all Laws relating to labor, employment, and employment practices, including all Laws respecting terms and conditions of employment, employment practices, discrimination, harassment, retaliation, civil rights, plant closures and mass layoffs (including WARN Laws), wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, worker classification (including the classification of exempt and non-exempt employees and of independent contractors and consultants), employment equity, collective bargaining, labor relations, occupational health and safety, workers’ compensation and immigration.

(d) Gold and each of the Gold Subsidiaries have reasonably investigated all allegations of sexual or other harassment that have been reported to Gold’s human resources department in the past two (2) years made against any officer, director, executive, or similarly-levelled employee. Neither the Gold nor any of the Gold Subsidiaries reasonably anticipates any material Liabilities relating to any such allegations.

Section 6.15 Compliance with Law; Permits.

(a) Except for Environmental Laws (which are addressed exclusively as set forth in Section 6.19), Gold and the Gold Subsidiaries are, and, during the past two (2) years (i) have been in compliance with all applicable Laws and (ii) have not received written notice from any Governmental Authority alleging any material non-compliance with or possible material violation of any applicable Law or that Gold or any of the Gold Subsidiaries is subject to any inspection, investigation, survey, audit or other review, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. Neither Gold nor any of the Gold Subsidiaries is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Governmental Authority and to the Knowledge of Gold (A) the imposition of any such agreement or decree is not currently pending, and (B) neither Gold nor any of the Gold Subsidiaries has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(b) Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 6.19), at all times during the past two (2) years (i) Gold and the Gold Subsidiaries have obtained and maintained all of the Permits and Regulatory Authorizations necessary to conduct the Gold business substantially in the manner it was conducted as of the applicable date in compliance with applicable Law and (ii) such Permits and Regulatory Authorizations as are necessary to conduct the Gold Business substantially in the manner it is currently conducted are valid and in full force and effect and Gold or the applicable Gold Subsidiary is in compliance with the terms thereof, in each case of (i) and (ii) except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(c) None of Gold, any of the Gold Subsidiaries, any of their respective employees or, to the Knowledge of Gold, any agent or other third party representative acting on behalf of Gold or the Gold Subsidiaries, (i) is currently, or since April 24, 2019 has been (A) a Sanctioned Person; (B) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation of Sanctions; or (C) otherwise in violation of Trade Controls; or (ii) has in the past five (5) years (A) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Authority or any other Person in violation of Anti-Corruption Laws or (B) otherwise been in violation of any Anti-Corruption Laws.

(d) None of Gold or any of the Gold Subsidiaries or any employee thereof, or, to the Knowledge of Gold, any agent or third party representative acting on behalf of the Gold Business, has (i) received from any Governmental Authority or any Person any written notice, request, citation, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit, in each case of clauses (i)-(iii) concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws. There are no pending or, to the Knowledge of Gold, threatened claims against Gold or any of the Gold Subsidiaries with respect to Trade Controls or Anti-Corruption Laws. Gold and the Gold Subsidiaries have implemented policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws.

Section 6.16 Regulatory Matters.

(a) During the past two (2) years Gold and the Gold Subsidiaries have filed with the applicable regulatory authorities all required material filings, declarations, listings, registrations, reports or submissions, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with all applicable Laws when filed, and, as of the date of this Agreement, no deficiencies have been asserted in writing by any applicable regulatory authorities to Gold or any of the Gold Subsidiaries with respect to any such filings, declarations, listing, registrations, reports or submissions, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, Gold and the Gold Subsidiaries have for the past two (2) years had appropriate internal controls that are reasonably designed to ensure compliance with all applicable Laws.

Section 6.17 Gold Benefit Plans.

(a) Section 6.17(a) of the Gold Disclosure Letter sets forth a list, as of the date hereof, of each material Gold Benefit Plan; provided, that such list may omit (i) any Gold Benefit Plan that is an individualized agreement that is consistent, in all material respects, with a representative form of agreement that has been provided to Mercury prior to the date hereof and (ii) any Gold Benefit Plan maintained outside of the United States. Within the sixty (60) day period following the date hereof Gold shall provide a supplemental Section 6.17(a) of the Gold Disclosure Letter that sets forth each Gold Benefit Plan that would been included on such initial schedule but for clause (ii) of the proviso in the first sentence of this Section 6.17(a).

(b) As applicable with respect to each of the material Gold Benefit Plans required to be set forth on Section 6.17(a) of the Gold Disclosure Letter, Gold has made available to Mercury true and complete copies of: (i) the applicable plan document (including all amendments thereto) (or, for any unwritten plan, a summary of the material terms thereof) and all related trust agreements, insurance policies or other funding arrangements; (ii) the most recent summary plan description; (iii) the most recent Form 5500 (including all schedules and attachments thereto); (iv) the most recent determination, opinion or advisory letter issued by the IRS; and (v) any material, non-routine correspondence with any Governmental Authority in the past two (2) years. Notwithstanding the foregoing provisions of this paragraph, the foregoing materials in respect of material Gold Benefit Plans maintained outside of the United States may be made available to Mercury during the sixty (60) day period following the date hereof.

(c) Each Gold Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and to the Knowledge of Gold, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such plan.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect: (i) each of the Gold Benefit Plans has been established, maintained, operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code; (ii) there are no pending Actions or claims (other than routine claims for benefits), or to the Knowledge of Gold, threatened, against or involving any Gold Benefit Plan (or the assets thereof); (iii) all required contributions and other payments to each Gold Benefit Plan that have become due have been timely made or, if not yet due, properly accrued; (iv) there has been no non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Gold Benefit Plan; and (v) neither Gold nor any of the Gold Subsidiaries has incurred (whether or not assessed) any Liability that has not been satisfied under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(e) No Gold Benefit Plan is, and neither Gold nor any of its ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, or has any Liability under or with respect to: (i) any Multiemployer Plan or (ii) a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or any “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413 of the Code. No Gold Benefit Plan is a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. Neither Gold nor any of its ERISA Affiliates has incurred (x) any Liability to or with respect to a Multiemployer Plan, including as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA, that has not been satisfied in full, or (y) any Controlled Group Liability that has not been satisfied in full, and, to the Knowledge of Gold, no condition exists that presents a material risk to Gold or its Subsidiaries of incurring any such Liabilities (including on account of any ERISA Affiliate). No Gold Benefit Plan is, and none of Gold or any of its Subsidiaries has any Liability with respect to, a “multiple employer welfare arrangement” (within the meaning of Section 3(40)(A) of ERISA). There is no Lien pursuant to ERISA Sections 303(k) or 4068 or Code Sections 412 or 430(k) in favor of, or enforceable by the Pension Benefit Guaranty Corporation or any other entity with respect to any of the assets of Gold or any of its Subsidiaries.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions would reasonably be expected to, either alone or in combination with another event: (i) entitle any employee of Gold or the Gold Subsidiaries to material severance pay, unemployment compensation or any other material benefits or payments; (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of any payments or benefits due to any employee of Gold or the Gold Subsidiaries (including the forgiveness of indebtedness); (iii) limit or restrict the right to merge, terminate or amend any Gold Benefit Plan on or after the Closing; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) No Gold Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, each Gold Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or would reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

(i) No Gold Benefit Plan provides, and neither Gold nor any of the Gold Subsidiaries has any obligation to provide, retiree, post-termination or other post-employment health or welfare benefits, other than health care continuation coverage (i) as required by Section 4980B of the Code or COBRA or ERISA, (ii) in connection with severance benefits or (iii) through the end of the month in which a termination of employment occurs.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect: (i) each Gold Benefit Plan that is a Foreign Benefit Plan (a “Gold Foreign Benefit Plan”) has been established, maintained, funded, operated and administered in all respects in accordance with its terms and applicable Laws, and if intended to qualify for special Tax treatment, meets all the requirements for such treatment or if intended to be filed, registered or approved by a Governmental Authority has been duly and timely filed, registered or approved, as applicable; (ii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Gold Foreign Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles; and (iii) each Gold Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 6.18 Intellectual Property.

(a) Section 6.18(a) of the Gold Disclosure Letter sets forth a list of all Gold Intellectual Property that is Registered IP (the “Registered Gold Intellectual Property”), identifying for each, as applicable, the record (and if different, beneficial) owner, the registration, patent or application number and date, and the jurisdiction and domain name registrar. Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, the Intellectual Property required to be disclosed in Section 6.18(a) of the Gold Disclosure Letter pursuant to the foregoing sentence (i) is subsisting and, other than Registered Gold Intellectual Property constituting applications, valid and enforceable and (ii) do not require any filings, payments or similar actions to be taken by Gold within sixty (60) days of the date hereof for the purposes of obtaining, maintaining, perfecting or renewing such Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, Gold and the Gold Subsidiaries solely and exclusively own all rights, title and interest in and to the Gold Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect: (i) there is no opposition or cancellation Action pending that challenges the ownership, scope, validity use or enforceability of any Gold Intellectual Property (other than ordinary course proceedings instituted by the relevant intellectual property office related to the application for any item of Registered Gold Intellectual Property); (ii) the operation of its business does not infringe, misappropriate, dilute, or otherwise violate, and in the past six (6) years has not infringed, misappropriated, diluted, or otherwise violated, the Intellectual Property of any other Person; and (iii) Gold and the Gold Subsidiaries have not received any written notice in the past six (6) years alleging that the operation of the Gold Business infringes, misappropriates, dilutes, or otherwise violates the Intellectual Property of any other Person.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect: (i) to the Knowledge of Gold, no Person is infringing, misappropriating, diluting, or otherwise violating, and in the past six (6) years has not infringed, misappropriated, diluted, or otherwise violated, any Gold Intellectual Property, and (ii) neither Gold nor any of the Gold Subsidiaries have, since the date that is six (6) years prior to the date hereof, made any allegation or brought any Action against any Person claiming that such Person is infringing, misappropriating, diluting or otherwise violating any Gold Intellectual Property.

(e) Gold and the Gold Subsidiaries have taken commercially reasonable measures to protect, preserve, and maintain the Gold Intellectual Property, including by protecting the confidentiality of all material Trade Secrets included in the Gold Intellectual Property or otherwise held by Gold, and there are, and in the past three (3) years there have been, no unauthorized uses or disclosures of any such Trade Secrets.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, all Persons (including current and former employees, consultants and independent contractors) who contributed to the development or creation of any Intellectual Property purported to be owned by Gold or any Gold Subsidiary have assigned to Gold or one of the Gold Subsidiaries all of such Person’s right, title and interest in and to all such Intellectual Property developed or created in the course of such Person’s employment or retention thereby, except where ownership of such Intellectual Property vested in Gold or its applicable Subsidiary by operation of law.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, (i) no funding, personnel, or facilities of any Governmental Authority, university, college, or other educational institution or research center was used, directly or indirectly, to create, author, conceive of, invent, modify, improve, or develop any Intellectual Property for or on behalf of the Gold Business in a manner that has resulted in any such third party having any current claim or right in or to any Intellectual Property purported to be owned by Gold or any Gold Subsidiary, and (ii) no such Person has asserted in writing any claim or right in or to any Intellectual Property purported to be owned by Gold or any Gold Subsidiary on the basis that its funding, personnel, or facilities were used in the development thereof.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, Gold and the Gold Subsidiaries have not incorporated, included, embedded, linked or distributed any Open Source Software with proprietary Software included in the Gold Intellectual Property (“Gold Software”) in a manner that requires that any such Gold Software (or portion thereof): (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making, or otherwise permit any person to make, derivative works of or reverse engineer any such source code; or (iii) be redistributed, hosted or otherwise made available at no or nominal charge. Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, (A) no portion of source code of the Gold Software has been disclosed, licensed, released, distributed, escrowed or made available to or for any Person who was not or is not an employee, contractor, consultant or other Person working on behalf of Gold and the Gold Subsidiaries, in each case who have signed written confidentiality agreements with respect thereto, and no such Person has been granted any rights thereto or agreed to disclose, license, release, deliver, escrow, or otherwise grant any right thereto and (B) no event has occurred, and no circumstance or condition exists, that (whether with or without the passage of time, the giving of notice or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed, licensed, released, distributed, escrowed or made available, or any other grant of any right be made with respect thereto.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, in each case solely with respect to the Gold Business, (i) neither Gold nor any of the Gold Subsidiaries has, in past two (2) years, sent, been required to send, or received any written notice in connection with any violation by Gold or the Gold Subsidiaries of any Privacy Requirement, nor has Gold or the Gold Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Authority; (ii) neither Gold nor its Subsidiaries has, in past two (2) years, received any written complaint by any Person with respect to the collection, use or processing of Personal Information; (iii) Gold and the Gold Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the processing of data and Personal Information that are commercially reasonable and designed to protect Personal Information against any unauthorized use, access or disclosure and otherwise comply with, Privacy Requirements; (iv) Gold and the Gold Subsidiaries, in connection with the Gold Business, in past two (2) years, have been in compliance in all material respects with all Privacy Requirements; and (v) in past two (2) years, to the Knowledge of Gold, there has been no unauthorized use, access or disclosure or other processing of any Gold Business Systems, data, or other information (including Trade Secrets and Personal Information) used in the Gold Business and owned by Mercury.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect: (i) as of the date hereof and as of the Closing Date, Gold owns or has a valid right to access and use the Gold Business Systems; and (ii) the Gold Business Systems (A) do not, to the Knowledge of Gold, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that are designed to disrupt or adversely affect the functionality of any such Gold Business Systems and (B) are adequate and sufficient for the operation of the Gold Business as currently conducted.

(k) (i) Gold and the Gold Subsidiaries have taken commercially reasonable precautions to protect the confidentiality, integrity and security of the Gold Business Systems, and all information processes thereby or stored therein from any unauthorized processing, access, use, interruption, modification or corruption and commercially reasonable data backup, disaster recovery and business continuity plans and procedures; and (ii) in past two (2) years there have been no failures or other adverse events affecting any of the Gold Business Systems that have caused any material disruption in the use thereof or to the operation of the Gold Business.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect, neither the execution of this Agreement or the Transaction Documents nor the consummation of the Transaction Process will result in the loss, limitation, termination or impairment of (or any right of any Person to limit, terminate or impair) or the requirement to pay additional fees or royalties with respect to Gold’s or any of the Gold Subsidiaries’ right to own or use any Intellectual Property used in or necessary for the Gold Business.

Section 6.19 Environmental Matters.

(a) Gold and the Gold Subsidiaries and the facilities, assets and operations on any real property owned, leased, used or operated by Gold and the Gold Subsidiaries are, and during the past three (3) years have been, in compliance with (i) applicable Environmental Laws (including the possession, maintenance of, and application for, any such Permit described in clause (ii) below) and (ii) any material Permit required to operate the Gold Business or occupy and use any real property or facility (including the Gold Leased Real Property and Gold Owned Real Property) under any applicable Environmental Law (any “Gold Environmental Permit”), except in each case of (i) and (ii) as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(b) (i) There is no Action pending or, to the Knowledge of Gold, threatened that asserts any actual or potential Environmental Liability relating to Gold or the Gold Subsidiaries, (ii) no outstanding Order has been issued or is otherwise in effect in relation to any Environmental Law or any Gold Environmental Permit, in each case relating to Gold or the Gold Subsidiaries or any real property or facility currently owned, leased, used or operated by Gold or the Gold Subsidiaries (including the Gold Leased Real Property or Gold Owned Real Property), and (iii) neither Gold nor the Gold Subsidiaries has received, (A) in the past three (3) years, any written notice, report or other information alleging any Environmental Liability relating to the Gold Business, or (B), at any time, any such written notice, report or other information alleging any Environmental Liability relating to the Gold Business the subject of which has not been resolved, except in each case of clauses (i) through (iii), as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(c) To the Knowledge of Gold, neither Gold nor any of the Gold Subsidiaries (or any other Person to the extent resulting in Environmental Liability for Gold or the Gold Subsidiaries) has Released, produced, processed, generated, transported, treated, handled, used, stored, disposed of, arranged for the disposal of, or exposed any Person to, any Hazardous Materials, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

(d) Neither Gold nor any of the Gold Subsidiaries (or any other Person to the extent resulting in Environmental Liability for Gold or the Gold Subsidiaries) has expressly assumed or retained any Environmental Liability of any other Person, including in any acquisition or divestiture of any property or business except as would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

Section 6.20 Insurance. All insurance policies (excluding those funding any Gold Benefit Plans set forth on Section 6.17 of the Gold Disclosure Letter) to which Gold or any of the Gold Subsidiaries is currently a party, or which are held for the benefit of Gold or any of the Gold Subsidiaries, are in full force and effect, and, to the Knowledge of Gold, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no written notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect.

Section 6.21 Affiliate Matters. Except for Contracts solely between or among Gold and the Gold Subsidiaries or Contracts for employment, compensation or benefit agreements or arrangements with directors, officers and employees made in the ordinary course of business or as set forth on Section 6.21 of the Gold Disclosure Letter, neither Gold nor any of the Gold Subsidiaries is party to any Gold Affiliate Contract.

Section 6.22 Brokers. Except for Barclays Capital Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Gold or the Gold Subsidiaries, or for which Mercury or any of its Subsidiaries would be liable, in connection with this Agreement or the other Transaction Documents, or the Transactions, based upon arrangements made by or on behalf of Gold or any of the Gold Subsidiaries.

Section 6.23 Proxy Statement; Registration Statements. None of the information regarding Gold, the Gold Business or any of the Gold Subsidiaries or the transactions contemplated by this Agreement or any Transaction Document to be provided by Gold or any Gold Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the Gold Registration Statement, the SpinCo Registration Statement or the Distribution Documents will, in the case of the Proxy Statement or the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the Gold Registration Statement and the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the Gold Shareholders Meeting, at the Distribution Date or at the Effective Time,

contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement and the Gold Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Gold with respect to information provided by Mercury or SpinCo specifically for inclusion in, or incorporation by reference into, the Proxy Statement or the Gold Registration Statement.

Section 6.24 Opinion of Gold Financial Advisor. The Gold Board has received, the opinion of Barclays Capital Inc. to the effect that, as of the date of such opinion, and based upon and subject to the qualifications, assumptions, limitations and other matters set forth in the written opinion, the Exchange Ratio pursuant to this Agreement (subject to any adjustment pursuant to Section 3.1(c)(ii) that is not in excess of the Final Adjustment Cap) is fair, from a financial point of view, to Gold.

Section 6.25 Certain Board Findings. The Gold Board, at a meeting duly called and held, unanimously adopted resolutions (a) determining that the terms of the Agreement and the transactions contemplated hereby, including the Gold Share Issuance, are advisable and in the best interests of Gold and its shareholders, (b) approving the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger and the Gold Share Issuance, (c) resolving to make the Gold Board Recommendation, subject to Section 7.3(d), and (d) directing that the Gold Share Issuance and the Gold Charter Amendment be submitted to a vote at a meeting of Gold’s shareholders.

Section 6.26 Shareholder Approval Required. No vote of the holders of any class of equity securities of Gold or any of the Gold Subsidiaries is required for the execution and delivery of this Agreement or any other Transaction Documents to which any of Gold or the Gold Subsidiaries is to be a party, the performance by Gold or any of the Gold Subsidiaries of its obligations hereunder and thereunder, or to consummate the Merger and the other Transactions, except that the Gold Share Issuance and the Gold Charter Amendment require the Gold Shareholder Approval.

Section 6.27 SpinCo Common Stock. Neither Gold nor any of the Gold Subsidiaries owns or will own (directly or indirectly, beneficially or of record) on the Closing Date, nor is Gold or any of the Gold Subsidiaries a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of SpinCo (other than as contemplated by this Agreement) or Mercury.

Section 6.28 Gold Financing. As of the date of this Agreement, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Gold and, to the Knowledge of Gold, each of the other parties thereto (other than SpinCo), enforceable against Gold and, to the Knowledge of Gold, each of the other parties thereto (other than SpinCo) in accordance with its terms (except insofar as such enforceability is subject to the Remedies Exception). As of the date of this Agreement, except for the Commitment Letter, there are no side letters or other Contracts to which Gold or any of its Affiliates is a party containing conditions precedent to or otherwise relating to the funding of the full amount of the Gold Financing, other than as expressly set forth in the Commitment Letter. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, (i) would constitute a default or breach on the part of Gold or its Affiliates or, to the Knowledge of Gold, any other party thereto (other than SpinCo), under the Commitment Letter, or (ii) to the Knowledge of Gold, would result in any portion of the Gold Financing being unavailable or delayed.

Section 6.29 No Rights Plan; No Antitakeover Law. As of the date hereof, there is no rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which Gold or any of the Gold Subsidiaries is a party or otherwise bound. As of the Effective Time, there will be no rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which Gold or any of the Gold Subsidiaries will be a party or otherwise be bound, other than any such plan or device that (x) contains an express exception for this Agreement, the Merger and the other transactions contemplated hereby and any acquisition of Gold Common Stock pursuant to the Merger and (y) does not otherwise interfere with or adversely affect any of the transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover Law applicable to Gold or Merger Sub applies to this Agreement, the Merger or the other transactions contemplated hereby or thereby.

Section 6.30 No Other Representations and Warranties. Except as expressly set forth in Article IV or Article V or in any Transaction Document (and except for any Mercury Distribution Tax Representations), (a) Gold and Merger Sub each acknowledges and agrees that neither Mercury, SpinCo nor any of their Affiliates (including the members of the SpinCo Group), nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever with respect to Mercury, SpinCo nor any of their Affiliates (including the members of the SpinCo Group), or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) each of Gold and Merger Sub each further acknowledges and agrees that neither Mercury, SpinCo nor any of their Affiliates shall be liable in respect of the accuracy or completeness of any information provided to Gold, Merger Sub or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article IV or Article V or in any Transaction Document (and except for any Mercury Distribution Tax Representations), Gold and Merger Sub each acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Mercury, SpinCo, any of the members of the SpinCo Group or the SpinCo Business that may have been made available, in the SpinCo Datasite or otherwise, to Gold or Merger Sub or any of their respective Representatives, and expressly disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to Gold or Merger Sub or any of their respective Representatives of any document or other information with respect to any one (1) or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the SpinCo Disclosure Letter), any information, documents or other materials (including any such materials contained in the SpinCo Datasite or otherwise reviewed by Gold, Merger Sub or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Gold, Merger Sub or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of Mercury or SpinCo, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article IV or Article V of this Agreement or in any Transaction Document (and except, in each case, for any Mercury Distribution Tax Representations). In entering into this Agreement, Gold and Merger Sub acknowledge and agree that they have relied solely upon their own investigation and analysis, and Gold and Merger Sub each acknowledges and agrees, to the fullest extent permitted by Law, that Mercury, the members of the SpinCo Group and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to Gold or the Gold Subsidiaries or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Gold or the Gold Subsidiaries or any of their respective Representatives, including in respect of the specific representations and warranties as set forth in Article IV or Article V of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VII

COVENANTS

Section 7.1 Conduct of Business.

(a) Mercury covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Section 9.1 (the “Interim Period”) (solely with respect to the SpinCo Group or the SpinCo Business and excluding the Mercury Assets and the Mercury Liabilities), except (i) as otherwise required or expressly contemplated by this Agreement (including in furtherance of the Distribution and the Reorganization), (ii) as required by Law, (iii) as disclosed in Section 7.1(a) of the SpinCo Disclosure Letter or (iv) as otherwise consented to by Gold (which consent shall not be unreasonably withheld, conditioned or delayed), Mercury shall (and shall cause each of its Subsidiaries to) use commercially reasonable efforts to conduct the SpinCo Business in all material respects in the ordinary course of business and to preserve intact its businesses and its business relationships with key employees, significant customers and others having significant business relationships with the SpinCo Business; provided, however, that any failure to take any action for which Gold’s consent was required by Section 7.1(b) and was not provided by Gold following Mercury’s request therefor shall not be deemed a breach of this Section 7.1(a).

(b) Mercury covenants and agrees that, during the Interim Period (solely with respect to the SpinCo Group or the SpinCo Business and excluding the Mercury Assets and the Mercury Liabilities), except (i) as otherwise required or expressly contemplated by this Agreement (including in order to give effect to the Distribution, the Reorganization), (ii) as required by Law, (iii) as disclosed in Section 7.1(b) of the SpinCo Disclosure Letter or (iv) as otherwise consented to by Gold (which consent shall not be unreasonably withheld, conditioned or delayed), Mercury shall not, and shall cause its Subsidiaries not to:

(i) amend, modify, restate, waive, rescind or otherwise change the Organizational Documents of Mercury or any of its Subsidiaries (other than any such changes thereto that would not prevent or materially impair or materially delay Mercury’s or any of its Subsidiaries’ ability to comply with its obligations hereunder and under the Separation Agreement, or to consummate the transactions contemplated hereby or thereby);

(ii) (A) except for transactions among wholly-owned members of the SpinCo Group, make any material acquisition of any assets or businesses in excess of $10,000,000, individually, other than acquisitions of assets (but not businesses) in the ordinary course of business or (B) except for transactions between or among wholly-owned members of the SpinCo Group, sell, pledge, dispose of or encumber any material assets or businesses other than in the ordinary course of business (solely with respect to assets);

(iii) (A) issue, sell, pledge or transfer any equity interests of any of the members of the SpinCo Group, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of any of the members of the SpinCo Group, in each case other than (i) to other members of the SpinCo Group and (ii) the granting of Permitted Liens described in clause (j) of the definition thereof or (B) from the Determination Time through the earlier of the Closing or the termination of this Agreement, issue, sell or pledge any equity interests of Mercury, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of Mercury;

(iv) (A) sell, lease, license (as licensor), assign, dispose of, or transfer any material SpinCo Intellectual Property (other than non-exclusive licenses of such Intellectual Property granted in the ordinary course of business), (B) abandon, permit to lapse, dedicate to public or permit to expire any material Registered SpinCo Intellectual Property (other than at the end of its non-renewable statutory term), (C) disclose any material confidential information or material Trade Secrets included in the SpinCo Intellectual Property to any Person that is not subject to reasonable obligations with respect to confidentiality and non-disclosure, or (D) escrow or make available any material source code for any SpinCo Software included in the SpinCo Intellectual Property;

(v) enter into any Contract for the purchase of real property or any lease (as lessee) of real property related to any leased property providing for annual payments in excess of $1,000,000 other than any renewal or extension of a real property lease in the ordinary course of business and on substantially similar terms to the existing lease or terms no less favorable in the aggregate to the SpinCo Business than those in the existing lease;

(vi) (A) amend any material term of, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any SpinCo Material Contract or any SpinCo Transferred Property Lease, or (B) enter into any Contract that, if in effect on the date hereof, would be a SpinCo Material Contract or any SpinCo Transferred Property Lease, other than, in each case of clauses (A) and (B), (1) in the ordinary course of business or (2) any modifications which are more favorable to the SpinCo Business;

(vii) cause any member of the SpinCo Group to repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue debt securities or any right to acquire any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money except (A) in the ordinary course of business, including pursuant to working capital facilities and commercial paper issuances, in an aggregate principal amount not to exceed $5,000,000, (B) the SpinCo Financing and Permanent SpinCo Financing, (C) intercompany indebtedness among SpinCo and its wholly owned Subsidiaries or among any such wholly owned Subsidiaries and (D) intercompany indebtedness among SpinCo and its Subsidiaries, on the one hand, and Mercury and its Subsidiaries (other than SpinCo and its Subsidiaries), and the other hand, in connection with the Reorganization or in the ordinary course of business, which shall be settled at or prior to the Closing;

(viii) except (A) as required by any Benefit Plan or Collective Bargaining Agreement or (B) with respect to Mercury Benefit Plans (other than SpinCo Benefit Plans), in connection with any action that applies in a substantially uniform manner to SpinCo Group Employees and other similarly situated employees of Mercury and its Affiliates, (1) grant any increases in cash compensation of any SpinCo Group Employee or other individual service provider of the SpinCo Group, other than any actions taken in the ordinary course of business with respect to SpinCo Group Employees or other individual service provider of the SpinCo Group (x) below the level of Vice President, General Manager and (y) with annualized base cash compensation below $400,000; (2) enter into or adopt any new SpinCo Benefit Plan, or materially amend or terminate any existing SpinCo Benefit Plan; (3) enter into any employment, consulting, severance or termination agreement with any SpinCo Group Employee or other individual service provider of the SpinCo Group, other than any actions taken in the ordinary course of business (x) with respect to SpinCo Group Employees or other individual service provider of the SpinCo Group (A) below the level of Plant Manager and (B) with annualized base cash compensation below $400,000 or (y) with respect to employment or consulting agreements that do not provide for severance compensation benefits, service that is not “at-will” or benefits or compensation not generally available to all similarly situated employees or service providers of SpinCo and its Subsidiaries; (4) enter into, adopt or provide for any retention, change in control or transaction bonus agreement, plan or program with any SpinCo Group Employee or other individual service provider of the SpinCo Group; (5) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation or cause or otherwise require SpinCo or any of the SpinCo Subsidiaries to fund or commit to fund any compensation; (6) terminate the employment or services of any SpinCo Group Employee or other individual service provider of the SpinCo Group (x) at or above the level of Vice President or (y) with annualized base cash compensation at or above $400,000, in each case, other than for cause or performance, in each case, as determined by Mercury in good faith in the ordinary course of business consistent with past practice; (7) hire, engage or promote (other than to fill a vacancy in the ordinary course of business) any SpinCo Group Employee or other individual service provider of the SpinCo Group (x) at or above the level of Plant Manager or (y) with annualized base cash compensation at or above $300,000; or (8) establish, adopt, enter into, negotiate, terminate or materially amend any Collective Bargaining Agreement, or recognize or certify any labor union, works council, or other labor organization or employee representative as the bargaining representative for any SpinCo Group Employees;

(ix) implement any reduction-in-force, office or plant closing, or similar action that, in each case, would trigger notice obligations under any WARN Laws;

(x) transfer or reassign the duties or employment of (A) any SpinCo Group Employee such that he or she no longer meets the definition of a SpinCo Group Employee or (B) any other employee of Mercury or any of its Affiliates such that he or she does meet the definition of a SpinCo Group Employee; provided, that a termination of employment or services of any SpinCo Group Employee or other individual service provider of the SpinCo Group that would not be prohibited by Section 7.1(b)(viii)(6) will not constitute a transfer or reassignment of duties for purposes of this Section 7.1(b)(x);

(xi) (A) transfer the employment of any individual who is not a SpinCo Group Employee into the SpinCo Group, or (B) transfer the employment of any SpinCo Group Employee out of the SpinCo Group;

(xii) transfer the sponsorship of, or any Liabilities relating to, any Mercury Benefit Plan (other than a SpinCo Benefit Plan set forth and so designated on Section 5.15(a) of the SpinCo Disclosure Letter as of the date hereof or immaterial SpinCo Benefit Plans as listed within 60 days following the date hereof as contemplated by Section 5.15(a)) to SpinCo or any Subsidiary thereof;

(xiii) commence an obligation of SpinCo or any Subsidiary thereof to contribute to any Multiemployer Plan;

(xiv) (A) make any change (or file any such change) in any method of Tax accounting, (B) make (other than in a manner consistent with past practice and other than an initial entity classification election), change or revoke any material Tax election, (C) settle any audit, proceeding, claim or assessment with respect to material Taxes of a member of the SpinCo Group, (D) enter into a “closing agreement” within the meaning of Section 7121 of the Code or other written agreement with a Governmental Authority with respect to material Taxes of a member of the SpinCo Group, (E) agree to waive, surrender or abandon any right to claim a material Tax refund, offset or other reduction in liability of a member of the SpinCo Group, (F) file any material Tax Return other than on a basis consistent in all material respects with past practice (except as otherwise required by a change in Law) with respect to a member of the SpinCo Group, (G) file any material amended Tax Return or claim for refund for material Taxes or (H) grant, request or consent to any extension (other than in connection with any automatically granted Tax Return extension obtained in the ordinary course of business) or waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case of clauses (A) through (H), only to the extent such action (x) would be binding on the SpinCo Group or Gold and its Subsidiaries or (y) would reasonably be expected to have an adverse impact on the Taxes of the SpinCo Group or Gold and its Subsidiaries (it being understood and agreed that, notwithstanding any other provisions of this Agreement to the contrary, none of the covenants set forth in clauses (i) through (xiii) nor (xv) through (xxi) shall be considered to relate to Tax compliance (other than clause (xxi) insofar as it relates to this clause (xiv))); provided, that each of the foregoing clauses (A) through (H) shall not apply with respect to any Mercury Combined Tax Return or any member of the Mercury Tax Group (or any Tax Return of any member of the Mercury Tax Group) or any Tax Return to the extent required to conform to a Mercury Combined Tax Return or a Tax Return of any member of the Mercury Tax Group, in each case, other than to the extent such action would reasonably be expected to have a material adverse impact on the Taxes of the SpinCo Group or Gold and its Subsidiaries;

(xv) make any material change in any method of financial accounting or financial accounting practice or policy applicable to the SpinCo Business, other than such changes as are required by GAAP or applicable Law or that otherwise apply generally to Mercury and its Subsidiaries;

(xvi) settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Authority, against any member of the SpinCo Group or primarily relating to the SpinCo Business or the liability of which would be a SpinCo Liability, other than settlements or compromises of any Action in the ordinary course of business or where the amount paid in settlement or compromise does not exceed $1,000,000 individually or $2,500,000 in the aggregate (excluding any amounts covered by insurance) (it being agreed and understood that this clause (xvi) shall not apply with respect to (A) Tax matters, or (B) derivative, direct or other Actions brought by or on behalf of Mercury’s shareholders (provided, that the costs associated with such derivative, direct or other Actions shall be borne solely by Mercury));

(xvii) merge, combine or consolidate (pursuant to a plan of merger or otherwise) any of the members of the SpinCo Group with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of the members of the SpinCo Group (other than in connection with the Reorganization or the Separation);

(xviii) incur or grant a material Lien (other than a Permitted Lien) on any assets, properties or rights of any member of the SpinCo Group that constitute SpinCo Assets, in each case, except (A) Liens securing obligations under the SpinCo Financing or Permanent SpinCo Financing, (B) Liens securing guarantees of obligations under credit agreements to which any member of the SpinCo Group is party as of the date hereof; provided, that any such Liens and guarantees will be released prior to or in connection with the Closing, (C) Liens incurred in connection with the ordinary course factoring of receivables pursuant to agreements delivered to Gold, (D) Liens that will be released prior to or in connection with the Closing or (E) Liens securing any intercompany indebtedness among the SpinCo Group or otherwise permitted by Section 7.1(b)(vii)(D);

(xix) except in accordance with Mercury’s annual capital expenditure budgets set forth on Section 7.1(b)(xix) of the SpinCo Disclosure Letter, plus a 4% variance for the total amount budgeted under such capital expenditure budgets, or pursuant to a SpinCo Material Contract made available to Gold as of the date hereof, make any capital expenditure or expenditures or enter into agreements or arrangements providing for any capital expenditure or expenditures or otherwise commit to do so;

(xx) (A) grant any material refunds, discounts, credits, rebates or allowances to customers, or (B) take actions to delay accounts payable or accelerate accounts receivable in any material respect, in each case, other than in the ordinary course of business consistent with past practice; or

(xxi) authorize or commit or agree to take any of the foregoing actions.

(c) Gold covenants and agrees that, during the Interim Period, except (i) as otherwise required or expressly contemplated by this Agreement, (ii) as required by Law, (iii) as disclosed in Section 7.1(c) of the Gold Disclosure Letter or (iv) as otherwise consented to by Mercury (which consent shall not be unreasonably withheld, conditioned or delayed), Gold shall (and shall cause each of the Gold Subsidiaries to) use commercially reasonable efforts to conduct the Gold Business in all material respects in the ordinary course of business and to preserve intact its respective businesses and its business relationships with key employees, significant customers and others having significant business relationships with the Gold Business; provided, however, that any failure to take any action for which Mercury’s consent was required by Section 7.1(d) and was not provided by Mercury following Gold’s request therefor shall not be deemed a breach of this Section 7.1(c).

(d) Gold covenants and agrees that, during the Interim Period, except (i) as otherwise required or expressly contemplated by this Agreement, (ii) as required by Law, (iii) as disclosed in Section 7.1(d) of the Gold Disclosure Letter or (iv) as otherwise consented to by Mercury (which consent shall not be unreasonably withheld, conditioned or delayed), Gold shall not, and shall cause its Subsidiaries (including Merger Sub) not to:

(i) amend, modify, restate, waive, rescind or otherwise change the Organizational Documents of Gold or any of the Gold Subsidiaries (other than any such changes thereto that would not prevent or materially impair or materially delay Gold’s or any Gold Subsidiary’s ability to comply with its obligations hereunder and under the Separation Agreement, or to consummate the transactions contemplated hereby or thereby);

(ii) except for transactions among Gold and any of its Subsidiaries in the ordinary course of business and transactions among Gold and its wholly owned Subsidiaries, (A) make any material acquisition of any assets or businesses in excess of $10,000,000, individually, other than acquisitions of assets (but not businesses) in the ordinary course of business or (B) sell, pledge, dispose of or encumber any material assets or businesses other than in the ordinary course of business (solely with respect to assets);

(iii) issue, sell, pledge or transfer any equity interests of Gold or Gold Subsidiaries, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of Gold or any Gold Subsidiary, in each case other than (A) to Gold or any of the Gold Subsidiaries, (B) the granting of Permitted Liens, (C) in respect of the settlement of Gold Equity Awards in accordance with their terms and, as applicable, the Gold Equity Incentive Plan, in each case, in the ordinary course of business consistent with past practice, or (D) in respect of the issuance of annual Gold Equity Awards and issuance of Gold Equity Awards in connection with new hires or promotions, in each case, in the ordinary course of business consistent with past practice;

(iv) (A) sell, lease, license (as licensor), assign, dispose of, or transfer any material Gold Intellectual Property (other than non-exclusive licenses of such Intellectual Property granted in the ordinary course of business), (B) abandon, permit to lapse, dedicate to public or permit to expire any material Registered Gold Intellectual Property (other than at the end of its non-renewable statutory term), (C) disclose any material confidential information or material Trade Secrets included in the Gold Intellectual Property to any Person that is not subject to reasonable obligations with respect to confidentiality and non-disclosure, or (D) escrow or make available any material source code for any Gold Software included in the Gold Intellectual Property;

(v) enter into any Contract for the purchase of real property or any lease (as lessee) of real property related to any leased property providing for annual payments in excess of $1,000,000 other than any renewal or extension of a real property lease in the ordinary course of business and on substantially similar terms to the existing lease or terms no less favorable in the aggregate to the Gold Business than those in the existing lease;

(vi) except as required by any Gold Benefit Plan or Collective Bargaining Agreement: (1) grant any increases in cash compensation of any employee or individual service provider of Gold or the Gold Subsidiaries, other than any actions taken in the ordinary course of business with respect to employees or individual service providers of Gold or the Gold Subsidiaries (x) below the level of Senior Vice President or General Manager and (y) with annualized base cash compensation below $400,000; (2) enter into or adopt any new Benefit Plan, or materially amend or terminate any existing Gold Benefit Plan, other than with respect to broad-based welfare benefit plans in the ordinary course of business; (3) enter into any employment, consulting, severance or termination agreement with any employee, individual service provider or former employee of Gold or the Gold Subsidiaries, other than (x) any actions taken in the ordinary course of business with respect to employees or individual service providers of Gold or the Gold Subsidiaries (A) below the level of Senior Vice President or General Manager and (B) with annualized base cash compensation below $400,000 or (y) with respect to employment or consulting agreements that do not provide for severance compensation benefits, service that is not “at-will” or benefits or compensation not generally available to all similarly situated employees or service providers of SpinCo and its Subsidiaries; (4) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation or the funding of any other compensation; (5) terminate the employment or services of any employee or other individual service provider of Gold or its Subsidiaries (x) at or above the level of Senior Vice President or General Manager or (y) with annualized base cash compensation at or above $400,000, in each case, other than for cause or performance, in each case, as determined by Gold in good faith in the ordinary course of business consistent with past practice; (6) hire, engage or promote (other than to fill a vacancy in the ordinary course of business) any employee or other individual service provider of Gold or the Gold Subsidiaries (x) at or above the level of Senior Vice President or General Manager or (y) with annualized base cash compensation at or above $400,000; or (7) establish, adopt, enter into, negotiate, terminate or materially amend any Collective Bargaining Agreement, or recognize or certify any labor union, works council, or other labor organization or employee representative as the bargaining representative for any employees of Gold or the Gold Subsidiaries;

(vii) implement any reduction-in-force, office or plant closing, or similar action that, in each case, would trigger notice obligations under any WARN Laws;

(viii) (A) amend any material term of, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any Gold Material Contract, or (B) enter into any Contract that, if in effect on the date hereof, would be a Gold Material Contract, other than, in each case of clauses (A) and (B), (1) in the ordinary course of business or (2) any modifications which are more favorable to the Gold Business;

(ix) repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities or any right to acquire debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money except (A) in the ordinary course of business, including pursuant to working capital facilities and commercial paper issuances, in an aggregate principal amount not to exceed $5,000,000 at any time outstanding, (B) the Gold Financing, (C) revolving borrowings pursuant to the Gold Credit Agreement (as in effect on the date hereof), and (D) intercompany indebtedness among Gold and its wholly owned Subsidiaries or among any such wholly owned Subsidiaries;

(x) (A) make any change (or file any such change) in any method of Tax accounting, (B) make (other than in a manner consistent with past practice and other than an initial entity classification election), change or revoke any material Tax election, (C) settle any audit, proceeding, claim or assessment with respect to material Taxes, (D) enter into a “closing agreement” within the meaning of Section 7121 of the Code or other written agreement with a Governmental Authority with respect to material Taxes, (E) agree to waive, surrender or abandon any right to claim a material Tax refund, offset or other reduction in liability, (F) file any material Tax Return other than on a basis consistent in all material respects with past practice (except as otherwise required by a change in Law), (G) file any material amended Tax Return or claim for refund for material Taxes or (H) grant, request or consent to any extension (other than in connection with any automatically granted Tax Return extension obtained in the ordinary course of business) or waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case of clauses (A) through (H), only to the extent such action (x) would be binding on the SpinCo Group or Gold and its Subsidiaries or (y) would reasonably be expected to have an adverse impact on the Taxes of the SpinCo Group or Gold and the Gold Subsidiaries (it being understood and agreed that, notwithstanding any other provisions of this Agreement to the contrary, none of the covenants set forth in clauses (i) through (ix) nor (xi) through (xvii) shall be considered to relate to Tax compliance (other than clause (xvii) insofar as it relates to this clause (x)));

(xi) make any material change in any method of financial accounting or financial accounting practice or policy, other than such changes as are required by GAAP or applicable Law;

(xii) settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Authority, against Gold or any of the Gold Subsidiaries, other than settlements or compromises of any Action in the ordinary course of business or where the amount paid in settlement or compromise does not exceed $1,000,000 individually or $2,500,000 in the aggregate (excluding any amounts covered by insurance) (it being agreed and understood that this clause (xii) shall not apply with respect to (A) Tax matters, or (B) derivative, direct or other Actions brought by or on behalf of Gold’s shareholders (provided, that the costs associated with such derivative, direct or other Actions shall be borne solely by Gold));

(xiii) merge, combine or consolidate (pursuant to a plan of merger or otherwise) with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Gold or any of the Gold Subsidiaries;

(xiv) incur or grant a material Lien (other than a Permitted Lien) on any assets, properties or rights of Gold or any of the Gold Subsidiaries, in each case, except (A) Liens securing obligations under the SpinCo Financing, Permanent SpinCo Financing or Gold Financing, (B) Liens securing guarantees of obligations under credit agreements to which Gold or any of the Gold Subsidiaries is party as of the date hereof; provided, that any such Liens and guarantees will be released prior to or in connection with the Closing, (C) Liens incurred in connection with the ordinary course factoring of receivables pursuant to agreements delivered to Mercury, (D) Liens that will be released prior to or in connection with the Closing or (E) Liens securing any intercompany indebtedness among Gold and the Gold Subsidiaries;

(xv) except in accordance with Gold’s annual capital expenditure budget set forth on Section 7.1(d)(xv) of the Gold Disclosure Letter, plus a 4% variance for the total amount budgeted under such capital expenditure budget, or pursuant to a Gold Material Contract made available to Mercury as of the date hereof, make any capital expenditure or expenditures or enter into agreements or arrangements providing for any capital expenditure or expenditures or otherwise commit to do so;

(xvi) (x) declare or pay any dividends on or make other distributions in respect of Gold Common Stock or other equity securities (whether in cash, securities or property) or (y) redeem, repurchase or otherwise acquire any shares of Gold Common Stock (including any securities convertible or exchangeable into such capital stock); or

(xvii) authorize or commit or agree to take any of the foregoing actions.

(e) Nothing contained in this Agreement shall give Gold or Mercury, directly or indirectly, the right to control or direct the other Party’s or any of its Subsidiaries’ businesses or operations prior to the Closing. Notwithstanding anything in this Agreement to the contrary, including this Section 7.1, Gold and Merger Sub, on the one hand, and Mercury and SpinCo, on the other hand, shall retain control of and responsibility for the operation of their respective businesses consistent with any applicable Antitrust Law or Foreign Investment Law, and each Party to this Agreement shall comply with the terms of Section 7.1 of this Agreement consistent with and in compliance with any applicable Antitrust Law or Foreign Investment Law. In furtherance of the foregoing, nothing contained in the Agreement shall give Gold or Merger Sub the ability to control or direct the business or operations of Mercury or SpinCo nor give Mercury or SpinCo the ability to control or direct the business or operations of Gold or Merger Sub. In addition, the Parties acknowledge and agree that nothing in this Section 7.1 shall be deemed to limit the transfer of the Mercury Assets or the Mercury Liabilities prior to, at or after the Closing or prohibit Mercury or its Affiliates from implementing the Reorganization and the Distribution.

Section 7.2 Tax Matters.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for the Merger and for purposes of Sections 354, 361 and 368 of the Code, and the Parties hereby adopt it as such. From and after the date of this Agreement and until the Effective Time, each Party shall use its reasonable best efforts to ensure that the Contribution, Distribution and Merger will have the U.S. federal income Tax treatment described in the “Intended Tax Treatment” as defined in the Form of Tax Matters Agreement included as Exhibit B hereto (the “Intended Tax Treatment”) and shall not take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Intended Tax Treatment.

(b) Each of Mercury, SpinCo and Gold shall cooperate with one another and shall use its reasonable best efforts to cause Mercury to obtain a written opinion of Tax Counsel, reasonably satisfactory in form and substance to Mercury (the “Distribution Tax Opinion”), dated as of the Closing Date, regarding the U.S. federal income Tax treatments of the Contribution and Distribution set forth in clauses (a) through (f) of the definition of “Intended Tax Treatment” as defined in the Form of Tax Matters Agreement included as Exhibit B hereto. In delivering the Distribution Tax Opinion, Tax Counsel shall be entitled to receive and rely upon the Gold Distribution Tax Representations and the Mercury Distribution Tax Representations. Mercury shall provide draft copies of the Gold Distribution Tax Representations and the Mercury Distribution Tax Representations to Gold no later than fifteen (15) days before Mercury intends to finalize such representations, Gold shall provide any comments within ten (10) days of receipt of such draft copies, and Mercury shall determine in its reasonable discretion whether to incorporate any comments so received.

(c) Each of Mercury, SpinCo and Gold shall cooperate with one another and shall use its reasonable best efforts to cause Mercury to obtain a written opinion of Tax Counsel (the “Mercury Merger Tax Opinion”) and Gold to obtain a written opinion of Gold Tax Counsel (the “Gold Merger Tax Opinion”) reasonably satisfactory in form and substance to Mercury and Gold, respectively, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In delivering the Mercury Merger Tax Opinion and the Gold Merger Tax Opinion, Tax Counsel and Gold Tax Counsel shall both be entitled to receive and rely upon the SpinCo Merger Tax Representations and the Gold Merger Tax Representations.

(d) Mercury and SpinCo, on the one hand, and Gold, on the other hand, shall cooperate with each other in obtaining, and shall use their respective reasonable best efforts to obtain, any Tax opinions required to be filed with the SEC in connection with the filing of the Gold Registration Statement and shall each use its respective reasonable best efforts to cause such opinions to be timely filed.

(e) Gold shall promptly notify and consult in good faith with Mercury if, before the Effective Time, (i) it is notified by Gold Tax Counsel that Gold Tax Counsel expects to be unwilling or unable to deliver the Gold Merger Tax Opinion at the Closing or (ii) it discovers any other fact that could be expected, in Gold’s reasonable discretion, to prevent the delivery of the Gold Merger Tax Opinion or the delivery of the IRS Ruling.

(f) Mercury shall promptly notify and consult in good faith with Gold if, before the Effective Time, (i) it is notified by Tax Counsel that Tax Counsel (x) expects the IRS Ruling will not be delivered by the expected Closing Date (with such expectation to be determined based on the time of such notification by Mercury in its reasonable discretion) or (y) expects to be unwilling or unable to deliver the Distribution Tax Opinion or the Mercury Merger Tax Opinion at the Closing, or (ii) it discovers any other fact that could be expected, in Mercury’s reasonable discretion, to prevent the delivery of the IRS Ruling, the Distribution Tax Opinion or Mercury Merger Tax Opinion.

(g) At the Closing, Mercury shall deliver, or cause to be delivered, to Gold a certification by SpinCo and a notice to the IRS meeting the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated as of the Closing Date and in form and substance reasonably acceptable to Gold; provided that delivery of such documentation shall not be a condition to Closing, and Gold’s sole recourse if Mercury fails to deliver, or cause to be delivered, such documentation shall be to make any withholding required under applicable Law.

(h) Tax Ruling Procedures.

(i) As soon as reasonably practicable after the date hereof, Mercury shall submit (i) an IRS pre-submission conference memorandum requesting a conference regarding the IRS Ruling (“IRS Pre-Submission Conference Request”) and (ii) the IRS Ruling Request. Mercury shall submit to the IRS supplemental materials relating thereto that Mercury determines in good faith are necessary or appropriate to obtain the requested rulings under the IRS Ruling Request or any additional rulings from the IRS that Mercury determines are necessary or appropriate, including as a result of the transactions contemplated by this Agreement (each, together with the IRS Ruling Request and IRS Pre-Submission Conference Request, an “IRS Submission”).

(ii) All IRS Submissions shall be prepared by Mercury, subject to the terms of this Section 7.2(h). Mercury shall have control over the process for submitting and prosecuting IRS Submissions, subject to the terms of this Section 7.2(h).

(iii) From and after the date of this Agreement and until the Effective Time, each Party agrees to use its reasonable best efforts to facilitate receipt by Mercury of (i) the IRS Ruling (and any additional rulings Mercury determines are necessary or appropriate), including providing such appropriate information as the IRS shall require in connection with the IRS Ruling Request or any IRS Submission and (ii) any other Tax opinions from Mercury’s counsel or tax advisors that Mercury determines are necessary or appropriate addressing the U.S. Tax or non-U.S. Tax consequences of the Reorganization, Contribution, Distribution or Merger.

(iv) Mercury shall provide Gold with draft copies of the IRS Pre-Submission Conference Request, the IRS Ruling Request and, subject to Section 7.2(h)(v), each other material IRS Submission reasonably in advance of the filing thereof with the IRS in order to provide Gold the opportunity to review and comment on each such submission, and shall consider in good faith any comments provided by Gold on such draft copies prior to filing or submission; provided, that Mercury shall provide the draft copies of the IRS Pre-Submission Conference Request and the IRS Ruling Request to Gold no later than six (6) days before Mercury intends to or is required to file or submit such documents to the IRS; provided further, that, with respect to each other material IRS Submission not addressed in Section 7.2(h)(v), Mercury shall provide such materials to Gold no later than six (6) days before Mercury intends to or is required to file or submit such document to the IRS and shall consider in good faith any comments provided Gold within four (4) days of receipt of such draft copies; provided, further, that Mercury may redact from any such draft copies of such IRS Submissions any information (“Redactable Information”) that Mercury, in its good faith judgment, considers to be confidential and not germane to Gold’s or SpinCo’s obligations under this Agreement or any Transaction Documents.

(v) Mercury shall apply for “fast-track” processing for the IRS Ruling Request as provided for under Revenue Procedure 2023-26, 2023-23 I.R.B. 486 (or any successor or substantially similar IRS guidance or procedures). To the extent such “fast-track” processing is obtained, Mercury shall provide Gold with draft copies of any material IRS Submission (other than the IRS Pre-Submission Conference Request and the IRS Ruling Request, which shall be provided in accordance with Section 7.2(h)(iv)) no later than two (2) Business Days before Mercury intends to or is required to file or submit such document to the IRS in order to provide Gold the opportunity to review and comment on each such submission, and shall consider in good faith any comments provided by Gold within one (1) Business Day of receipt of such draft copies; provided, that Mercury may redact any Redactable Information from any such draft copies of such IRS Submissions.

(vi) Mercury shall provide Gold with notice reasonably in advance of the pre-submission conference that follows the submission of the IRS Pre-Submission Conference Request and shall permit the Gold Tax Counsel to attend such meeting. Gold shall, and shall use reasonable best efforts to cause the Gold Tax Counsel to, take actions necessary to facilitate such attendance, including the signing of a power of attorney or similar forms reasonably requested by Mercury.

(vii) Mercury shall provide Gold with copies of each IRS Submission filed with the IRS, as filed with the IRS, promptly following the filing thereof; provided, that Mercury may redact any Redactable Information from such IRS Submissions.

(viii) Mercury shall keep Gold reasonably informed in a timely manner of all material actions taken or proposed to be taken by Mercury with respect to the IRS Submissions and the status of the IRS Submissions, including the withdrawal of any IRS Submission (such actions being subject to the approval of Gold, which approval shall not be unreasonably withheld, conditioned or delayed). Mercury shall provide Gold with notice reasonably in advance of any formally scheduled meetings (including telephonic meetings) with the IRS (subject to approval by the IRS) that relate to the IRS Ruling Request and any other IRS Submission and permit Gold’s Tax Counsel to attend such meeting if Gold’s Tax Counsel is available during the scheduled time (which scheduled time shall be at the mutual convenience of Mercury’s Representatives and the IRS). For the avoidance of doubt, the foregoing shall not apply to any non-scheduled or informal telephonic discussions between Mercury’s Representatives and the IRS; provided, that Mercury shall keep Gold reasonably informed in a timely manner regarding the contents of any such discussions.

(ix) Following the receipt of the IRS Ruling, Mercury shall promptly make available copies of the IRS Ruling to SpinCo and Gold; provided, that Mercury may redact from any such copies any Redactable Information.

(i) If, (A) in the event of any Adverse Law Event prior to the Closing, Mercury reasonably determines that the transactions contemplated by this Agreement or any Transaction Documents would result in a material amount of Tax to Mercury or any of its Affiliates or (B) either Gold Tax Counsel or Tax Counsel reasonably expects to be unwilling or unable to deliver its Merger Tax Opinion, then the Parties shall collaborate reasonably and in good faith in order to change the method or structure of effecting the transactions (including by having SpinCo, immediately after the Merger, merge with and into a limited liability company that is classified as an entity that is disregarded as separate from Gold for U.S. federal income tax purposes) contemplated by the Transaction Documents (including the Reorganization) so as to either (i) make likely the receipt from the IRS of the IRS Ruling, (ii) make likely the receipt of the Distribution Tax Opinions or the Merger Tax Opinions or (iii) allow Mercury to accomplish the same result as the structure contemplated as of the date hereof in a tax-free or, in the reasonable judgment of Mercury, Tax efficient manner, as promptly as practicable and in any event prior to the Outside Date; provided, however, that no such change shall alter or change the Exchange Ratio, the SpinCo Cash Distribution, the nature or mix of the Merger Consideration, or materially alter the scope of the SpinCo Business, the SpinCo Assets, the members of the SpinCo Group or SpinCo Liabilities to be acquired by Gold in connection with the Transactions. In the event that the Parties reasonably, and in good faith, agree to an alternative structure pursuant to this Section 7.2(i), they shall be obligated, as soon as practicable thereafter, to modify the covenants and agreements set forth in this Agreement and the Transaction Documents to the extent required in order to reflect such change in transaction structure, and the Parties shall use all commercially reasonable efforts to cause the transactions contemplated hereby, as so modified, to be consummated as soon as practicable thereafter.

(j) PRC Bulletin 7 Tax.

(i) The Parties acknowledge and agree that reporting will be made with the applicable Tax Authorities of the Peoples Republic of China (“PRC”) in connection with Article 9 of Bulletin 7 with respect to the Merger. Accordingly, Mercury shall, as soon as reasonably practicable after Closing, prepare and, upon prior written consent of Gold (not to be unreasonably withheld or delayed) file all such information and documents as required under Article 9 and Bulletin 7 (the “Bulletin 7 Reporting”), in each case, with respect to the Merger. The Parties shall use their respective commercially reasonable efforts to adopt a centralized filing approach with respect to the Bulletin 7 Reporting, to the extent applicable.

(ii) Gold shall provide reasonable and necessary cooperation and assistance to Mercury in relation to the Bulletin 7 Reporting. Mercury shall, no less than seven (7) days before it submits the Bulletin 7 Reporting to any PRC Tax Authority, (i) confer with Gold in good faith regarding the timing and venue of its proposed filings, (ii) provide Gold with copies of all Bulletin 7 Reporting documents it proposes to submit, (iii) consider in good faith any reasonable comments raised by Gold thereon that are provided to Mercury in writing no more than three (3) days after the date such Bulletin 7 Reporting documents are provided to Mercury, (iv) include explicit representations in the Bulletin 7 Reporting documents that Mercury, instead of Gold, is solely responsible for the associated Tax filings and liabilities, if applicable, in connection with any indirect share transfer of the members of the SpinCo Group under this Agreement, and will file any required Tax Returns and settle relevant Taxes pursuant to Bulletin 7, and (v) promptly after the filing of the Bulletin 7 Reporting, deliver to Gold a copy of the submitted version of the Bulletin 7 Reporting documents and an acknowledgement or receipt in respect of the filing issued by the appropriate PRC Tax Authority or a duplicate of the submitted version of the Bulletin 7 Reporting documents.

(iii) Where applicable, Mercury shall file required Tax Returns and pay or cause to be paid the Tax amount due with the appropriate PRC Tax Authorities and other Governmental Authorities in connection with the Merger before the respective filing and payment due dates as specified in Bulletin 7 (the “Bulletin 7 Taxes”), including any amended or supplemental Tax Returns that may be required. Mercury shall provide Gold with a copy of such Tax Returns (including amended or supplemental Tax Returns) at least ten (10) days before submitting the Tax Returns to the appropriate PRC Tax Authority, and shall consider in good faith any reasonable comments raised by Gold thereon that are provided to Mercury in writing no more than seven (7) days after the date such Tax Returns are provided to Gold. Notwithstanding the foregoing, upon Mercury or Gold receiving a payment or assessment notice issued by relevant PRC Tax Authorities (a “PRC Payment Notice” ) for any PRC Bulletin 7 Taxes with respect to any member of the SpinCo Group, the Party that received the PRC Payment Notice shall deliver a written notice to the other Party with a copy of the PRC Payment Notice, and Mercury shall pay or cause to be paid the amount shown as due and payable on the PRC Payment Notice to the relevant PRC Tax Authorities in settlement of such Bulletin 7 Taxes in accordance with the PRC Payment Notice and applicable PRC Tax laws. Mercury shall provide to Gold copies of the Tax payment receipt from the competent PRC Tax Authorities indicating that Mercury or one or more of their Affiliates has paid the necessary Bulletin 7 Tax amount.

(iv) If Mercury or Gold receive any other written communication of any PRC Governmental Authority in relation to the Merger and/or Bulletin 7 Reporting, such Party shall promptly forward the communication to the other Party. Upon Mercury’s request following the execution of this Agreement, Gold shall, and following the Closing shall cause the relevant members of the SpinCo Group to, provide to Mercury all information, documents and assistance reasonably necessary in connection with any Tax filings to be made in connection with Bulletin 7 Taxes.

(v) Mercury and Gold shall use commercially reasonable efforts following the execution of this Agreement to discuss in good faith the anticipated allocation of the Merger Consideration for purposes of Bulletin 7.

Section 7.3 Preparation of the Registration Statements and Prospectus; Gold Shareholders Meeting.

(a) As promptly as practicable after the execution of this Agreement, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement: (i) Gold, Mercury and SpinCo shall jointly prepare and Gold shall file or confidentially submit with the SEC the Gold Registration Statement (and Gold and Mercury shall mutually agree whether to file or confidentially submit); (ii) Gold, Mercury and SpinCo shall jointly prepare and SpinCo shall file or confidentially submit with the SEC the SpinCo Registration Statement (and Gold and Mercury shall mutually agree whether to file or confidentially submit); and (iii) Gold, Mercury and SpinCo shall jointly prepare and Gold shall file or confidentially submit with the SEC the Proxy Statement (which Proxy Statement may form a part of the Gold Registration Statement) (the Gold Registration Statement, the SpinCo Registration Statement and the Proxy Statement, the “Securities Filings”).

(b) Each of Gold, Mercury and SpinCo shall use its reasonable best efforts to have the Gold Registration Statement and the SpinCo Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the Gold Registration Statement and the SpinCo Registration Statement, each of Gold, Mercury and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with, in the case of Gold, the Gold Share Issuance and, in the case of Mercury and SpinCo, the Distribution. The Parties shall cooperate in preparing and filing with the SEC the Securities Filings and any necessary amendments or supplements thereto, including making available upon reasonable notice the senior management employees of the applicable Party to discuss the materials prepared and delivered pursuant to this Section 7.3. Following the effective date of the Gold Registration Statement and the SpinCo Registration Statement, each of Gold, Mercury and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in order to keep the Gold Registration Statement and the SpinCo Registration Statement effective for as long as is necessary in order to consummate the Transactions. As promptly as practicable after the SpinCo Registration Statement shall have become effective, Mercury shall cause the Distribution Documents to be mailed or made available to Mercury’s shareholders pursuant to applicable Law. No filing of, or amendment or supplement to, the Gold Registration Statement or the Proxy Statement will be made by Gold without providing Mercury and SpinCo with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Gold in good faith). No filing of, or amendment or supplement to, the SpinCo Registration Statement will be made by Mercury or SpinCo without providing Gold with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Mercury and SpinCo in good faith). Each Party (as applicable) will cause the Distribution Documents to comply in all material respects with the applicable requirements of U.S. federal securities laws. Gold and Merger Sub shall furnish all information concerning Gold and its Subsidiaries, and Mercury and SpinCo shall furnish all information concerning Mercury, the SpinCo Business and the members of the SpinCo Group, in each case, as may be reasonably requested by the other Parties in connection with, or is required by applicable Law in order to complete, the preparation, filing and distribution of the Securities Filings and any necessary amendments or supplements thereto. For the avoidance of doubt, any ordinary course communications filed pursuant to Rule 425 under the Securities Act or any other disclosures or statements with respect to the Merger and the other transactions contemplated hereby and in the Transaction Documents contained in any filing under the Securities Act or the Exchange Act, including filings required under securities Laws, other than the Securities Filings, shall not be subject to this Section 7.3(b) and shall instead be subject to Section 7.11.

(c) If, at any time prior to the Effective Time, any information relating to Gold, Mercury or SpinCo, or any of their respective Affiliates, directors or officers, should be discovered by Gold, Mercury or SpinCo which should be set forth in an amendment or supplement to any of the Securities Filings, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, and, to the extent required by applicable Law, disseminated to the shareholders of Gold or the shareholders of Mercury, as applicable. Each Party shall notify the other Party promptly of (i) the time when the Gold Registration Statement or the SpinCo Registration Statement has become effective or when any supplement or amendment to any Securities Filing has been filed and (ii) the issuance of any stop order or suspension of the qualification of the shares of Gold Common Stock issuable pursuant to the Merger or shares of SpinCo Common Stock issuable in the Distribution for offering or sale in any jurisdiction. In addition, each Party agrees to promptly provide the other Party and their respective counsel with copies of any written comments or requests for amendments or supplements, and shall promptly inform the other Party of any oral comments or requests for amendments or supplements, that such Party or its counsel may receive from time to time from the SEC with respect to any of the Securities Filings promptly after receipt of such comments, and shall provide the other Party with copies of any written or oral responses or correspondence between it or its Affiliates and the SEC related thereto. Each Party and their respective counsel shall be given a reasonable opportunity to review any such written responses prior to such written responses being filed with the SEC and to participate in any discussions or oral material communications with the SEC, and each Party shall reasonably consider in good faith the additions, deletions, comments or changes suggested thereto by the other Party and their respective counsel.

(d) Gold Shareholders Meeting.

(i) Subject in all respects to Section 7.3(d)(iii), Gold shall call, give notice of, convene and hold a meeting of its shareholders (the “Gold Shareholders Meeting”) as promptly as reasonably practicable following the date on which the Gold Registration Statement is declared effective, for the purpose of obtaining the Gold Shareholder Approval (and no other matters, except for a customary proposal to adjourn the meeting to solicit additional proxies to obtain the Gold Shareholder Approval, if necessary, and any other proposal required by applicable Law, may be considered or voted upon at the Gold Shareholders Meeting without Mercury’s prior written consent). Gold shall not postpone or adjourn the Gold Shareholders Meeting without the prior written consent of Mercury; provided, however, that, subject to the requirements of any applicable Law, Gold may after consultation with Mercury, and in the case of clause (C) on up to two (2) occasions upon the reasonable request of Mercury (and for no more than ten (10) Business Days each) shall, postpone or adjourn the Gold Shareholders Meeting: (A) if a quorum necessary to conduct the business to be conducted at the Gold Shareholders Meeting has not been established; (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Gold Board has determined in good faith after consultation with outside counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Gold’s shareholders prior to the Gold Shareholders Meeting (in each case so long as any such disclosure was made in compliance with this Agreement); (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Gold Shareholder Approval would not otherwise be obtained; (D) if required by applicable Law (and not otherwise covered by clause (B) above); or (E) with the prior written consent of Mercury; provided, further, that, unless otherwise agreed to by Mercury, the Gold Shareholders Meeting shall not be postponed or adjourned under clauses (A) through (C) for more than twenty (20) Business Days in the aggregate from the originally scheduled date of the Gold Shareholders Meeting without the written consent of Mercury. Gold shall advise Mercury upon request on a daily basis during each of the last ten (10) Business Days prior to the then-scheduled date of the Gold Shareholders Meeting as to the aggregate tally of proxies received by Gold with respect to the Gold Shareholder Approval and at additional times upon the reasonable request of Mercury. Gold shall use its reasonable best efforts to ensure that all proxies solicited by Gold, the Gold Subsidiaries and their respective Representatives in connection with the Gold Shareholders Meeting are solicited in compliance with applicable Law.

(ii) Subject to Section 7.9, Gold shall, through the Gold Board, make the Gold Board Recommendation and include such Gold Board Recommendation in the Proxy Statement and use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the proposals required under the Gold Shareholder Approval.

(iii) Notwithstanding anything to the contrary herein, including any Gold Adverse Recommendation Change, unless this Agreement is terminated in accordance with Section 9.1, the obligations of the Parties under this Section 7.3 shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with Section 9.1, the proposals required under the Gold Shareholder Approval shall be submitted to the shareholders of Gold for approval at the Gold Shareholders Meeting whether or not (A) the Gold Board shall have effected a Gold Adverse Recommendation Change or (B) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to Gold or any of its Representatives.

Section 7.4 Reasonable Best Efforts.

(a) Subject to the terms of Section 7.5, which shall govern with respect to the subject matter thereof, each of Gold and Mercury shall use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other in doing, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by the Transaction Documents, as promptly as practicable and in any event prior to the Outside Date, including: (i) preparing and filing of all forms, registrations, and notifications required to be filed to consummate the Merger and the other Transactions; (ii) subject to Section 7.4(c), obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, from Governmental Authorities; (iii) obtaining all necessary consents, approvals or waivers from third parties; and (iv) subject to Section 7.4(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other Transactions; provided, however, that other than as set forth in the Separation Agreement, in no event shall Mercury, SpinCo, Gold or their respective Subsidiaries be required to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the Transactions. In furtherance of the foregoing, each of Gold, SpinCo and Mercury shall not, and shall cause their respective Affiliates not to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation or other transaction (or series of transactions) after the date of this Agreement would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Authority necessary to be obtained at or prior to the Closing.

(b) Mercury and Gold shall (i) promptly, but in no event later than twenty-five (25) Business Days after the date hereof, file (or cause to be filed) any and all required pre-merger notification and report forms under the HSR Act with respect to the Merger and the other transactions contemplated in this Agreement, the Separation Agreement and the other Transaction Documents, (ii) as soon as reasonably practicable, file (or cause to be filed) any and all filings or notifications under applicable Foreign Investment Laws, as set forth in Section 7.4(b)(ii) of the Gold Disclosure Letter, and (iii) as soon as reasonably practicable, make any and all other filings or notifications (or drafts thereof) under applicable Antitrust Laws or Foreign Investment Laws, as set forth in Section 7.4(b)(iii) of the Gold Disclosure Letter. Mercury and Gold shall request early termination of any applicable waiting periods under the Antitrust Laws and Foreign Investment Laws (to the extent available) and shall respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods, and shall provide an appropriate response to any request for additional information or documents that may be requested pursuant to any Law or by any Governmental Authority as promptly as practicable. None of Gold, SpinCo or Mercury shall commit to or agree with any Governmental Authority to (w) stay, toll or extend any applicable waiting period under the HSR Act, (x) pull and refile or resubmit the notification and report forms pursuant to the HSR Act, (y) not consummate the Merger or any other transactions contemplated herein or in the other Transaction Documents before an agreed-to date, or (z) any timing agreement, in each case relating to the Merger and the other transactions contemplated by the other Transaction Documents, without the prior written consent of the other Parties.

(c) In furtherance of the covenants of the parties contained in this Section 7.4, (i) if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated in this Agreement, the Separation Agreement and the other Transaction Documents as violative of any applicable Law, including any Antitrust Law or Foreign Investment Law, each of the Parties hereto shall, and shall cause their respective Affiliates to, use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents or restricts consummation of the Merger or any other transaction contemplated by this Agreement, the Separation Agreement and the other Transaction Documents on or before the Outside Date and (ii) Gold shall, and shall cause its Affiliates to, use reasonable best efforts to take such further action as may be necessary to avoid or eliminate each and every impediment under any applicable law, including any Antitrust Law and Foreign Investment Law so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), and including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, any sale, licensing, divestiture or disposition of any share capital or other equity voting interests, assets (whether tangible or intangible), businesses, contracts, divisions, operations, properties, products or product lines of Gold, the SpinCo Business or the members of the SpinCo Group or any of their respective Affiliates (other than Mercury and its Affiliates following the Closing), (B) terminating, transferring or creating relationships, contractual rights or other obligations of Gold, the SpinCo Business or the members of the SpinCo Group or any of their respective Affiliates (other than Mercury and its Affiliates following the Closing) and (C) otherwise taking or committing to take actions, including other structural or conduct relief or behavioral remedies, that after the Closing would limit the freedom of action of Gold, the SpinCo Business or the members of the SpinCo Group or any of their respective Affiliates (or of Gold and its Affiliates) with respect to, or their ability to retain, operate, vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to any share capital or other equity voting interests, assets (whether tangible or intangible), businesses, divisions, operations, properties, products or product lines, including by creating, terminating or divesting relationships, contractual rights or obligations. No actions taken pursuant to this Section 7.4(c) shall be considered for purposes of determining whether a Gold Material Adverse Effect has occurred or may occur. Notwithstanding any other provision in this Agreement to the contrary, (x) Gold and its Affiliates shall not be required to take or agree to take any action if such action or actions would, or would reasonably be expected to, result in a material adverse effect on the business, assets, properties, financial condition or results of operations of Gold and the Gold Subsidiaries (including SpinCo and the other members of the SpinCo Group), taken as a whole, after the consummation of the Transactions, and (y) Mercury, SpinCo and their respective Affiliates shall not be required to take or agree to take any action if such action or actions (1) is not conditioned on the Closing or (2) relates to or would impact any properties, assets or businesses of Mercury’s climate solutions business (clauses (x) and (y), a “Burdensome Condition”).

(d) Whether or not the Merger is consummated, Gold shall be responsible for all filing fees payable to any Governmental Authority in order to obtain any consent, finding of suitability, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 7.4, and each of Gold and Mercury shall otherwise bear its own costs and expenses in connection therewith. Gold and Mercury shall, and shall cause their respective Affiliates to, cooperate and consult with one another in connection with the making of all filings, notifications, communications, submissions, and any other actions pursuant to this Section 7.4, and, subject to applicable legal limitations and the instructions of any Governmental Authority, Gold and Mercury shall keep each other apprised on a current basis of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other substantive communications received by Gold or Mercury, as the case may be, or any of their respective Affiliates, from any third party and/or any Governmental Authority with respect to such transactions. Subject to applicable Law relating to the exchange of information, Gold and Mercury shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions to any Governmental Authority; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the SpinCo Business and the SpinCo Assets or information concerning the Transaction Process, or proposals from third parties with respect thereto, (ii) as necessary to comply with contractual agreements, and (iii) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that Gold or Mercury, as the case may be, may reasonably designate any competitively sensitive material provided to another party under this Section 7.4(d) as “Outside Counsel Only”. To the extent practicable, Gold and Mercury agree not to participate in any scheduled meeting or discussion, either in person, by video conference, or by telephone, with any Governmental Authority in connection with the Merger or any other transaction contemplated hereby unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party a reasonable opportunity to attend and participate. Subject to the terms of this Section 7.4, including the last sentence of Section 7.4(b), Gold shall, after good-faith consultation with Mercury, lead all communications and develop and direct strategy, in each case, with respect to any actions to be taken by the Parties pursuant to this Section 7.4 to obtain the expiration or termination of the waiting period under the HSR Act and the Requisite Regulatory Approvals from any Governmental Authority under the applicable Antitrust Laws or Foreign Investment Laws.

Section 7.5 SpinCo Financing; Mercury Credit Agreement.

(a) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, SpinCo shall (and Mercury shall cause SpinCo to) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to (i) maintain in effect the commitment letter, dated as of the date of this Agreement (including: (A) all exhibits, schedules, documents, certificates and annexes to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, modified, supplemented, restated, replaced or waived from time to time in accordance with the terms of this Agreement and the terms thereof, the “Commitment Letter”)), pursuant to which, among other things, the applicable Lenders have committed to provide SpinCo with debt financing in the applicable amount set forth therein (the debt financing contemplated by the Commitment Letter to be issued or incurred by SpinCo being referred to as the “SpinCo Financing”), (ii) comply on a timely basis with the obligations and satisfy on a timely basis the conditions, in each case, that are set forth in the Commitment Letter that are applicable to and within the control of SpinCo, (iii) enforce the rights of SpinCo under the Commitment Letter and (iv) obtain funding of the SpinCo Financing (other than any portion thereof that is replaced with previously or concurrently funded Permanent SpinCo Financing) no later than immediately prior to the Distribution.

(b) In the event any funds in the amounts set forth in the Commitment Letter or the SpinCo Financing Agreements (as defined below), or any portion thereof, become unavailable to SpinCo on the terms and conditions contemplated in the Commitment Letter or the SpinCo Financing Agreements, Mercury (in consultation in good faith with Gold) shall cause SpinCo to, and each of SpinCo and Gold shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to cooperate to obtain promptly replacement debt financing for SpinCo from the same or alternative sources, in an aggregate amount, when added to the portion of the SpinCo Financing and Permanent SpinCo Financing that is available, equal to $290,000,000 (the “Alternative SpinCo Financing”, it being understood and agreed that references herein to (i) the SpinCo Financing shall include any such Alternative SpinCo Financing and (ii) the Commitment Letter or SpinCo Financing Agreements shall include the commitment letter and definitive agreements, as applicable, in each case relating to such Alternative SpinCo Financing), and to obtain a new financing commitment that provides for such financing; provided, that the terms of the Alternative SpinCo Financing must (A) not result in any material and adverse Tax consequences to Mercury and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Mercury in good faith); provided, further, that any violation of the Intended Tax Treatment shall be deemed material and adverse for purposes of this Section 7.5(b), (B) unless otherwise agreed to in writing by Mercury, SpinCo and Gold, be on terms and conditions not materially less favorable (i) with respect to final stated maturity, “all-in-yield”, interest rate margin or mandatory prepayment provisions or (ii) otherwise, taken as a whole, to SpinCo and Gold than those in the Commitment Letter or the SpinCo Financing Agreements, as applicable and (C) unless otherwise agreed to in writing by Mercury, SpinCo and Gold, not contain any conditions to the consummation of such Alternative SpinCo Financing that are more onerous than the conditions set forth in the Commitment Letter or the SpinCo Financing Agreements, as applicable (subject, in each case, to the Intended Tax Treatment).

(c) SpinCo shall give Gold, and Gold shall give SpinCo and Mercury, prompt written notice upon it obtaining Knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements, (ii) any actual or threatened withdrawal, repudiation or termination of the SpinCo Financing or Permanent SpinCo

Financing by any party to the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements, (iii) any material dispute or disagreement between or among any of the parties to the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements, (iv) the termination or expiration of the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements or (v) any amendment, restatement, supplement or modification of, or waiver under, or replacement of the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements. Subject to Section 7.5(b), SpinCo shall not, without the prior written consent of Gold, amend, modify, supplement, restate, replace, terminate, or agree to any waiver under the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements.

(d) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of Mercury, SpinCo and Gold agrees to cooperate (and to cause their respective Subsidiaries (in the case of Mercury, limited to SpinCo and its Subsidiaries) to cooperate) and use reasonable best efforts to take, or cause to be taken, and to cause their respective Subsidiaries (in the case of Mercury, limited to SpinCo and its Subsidiaries) and Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, advisable and proper in connection with the arrangement, marketing and consummation by SpinCo of the SpinCo Financing, including by (i) participating (and using reasonable best efforts to cause members with appropriate seniority and expertise of the management team of and advisors, including auditors, to SpinCo and Gold to participate, in each case to the extent reasonable and customary) in the marketing and syndication efforts related thereto, (ii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iii) participating in the preparation of appropriate and customary materials for bank information memoranda and similar documents customarily required in connection with obtaining such SpinCo Financing, and assisting with the identification of any portion of the information contained therein relating to such Person that constitutes material non-public information of such Person, including executing and delivering customary authorization and representations letters in connection with the foregoing and subject to customary confidentiality provisions and disclaimers (including a customary “10b-5” representation regarding the absence of material misstatements or omissions in the information furnished in connection therewith, and, where applicable, certifying as to the absence of material non-public information in the information furnished in connection therewith), (iv) negotiating and, in the case of SpinCo, entering into definitive agreements with respect thereto, on the terms and conditions contained in the Commitment Letter or on such other terms as are reasonably acceptable to Mercury, SpinCo and Gold (the “SpinCo Financing Agreements”); provided, that any such other terms must not result in any material and adverse Tax consequences to Mercury and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Mercury in good faith); provided, further, that any violation of the Intended Tax Treatment shall be deemed material and adverse for purposes of this Section 7.5(d), (v) on a timely basis (A) satisfying all conditions precedent in the Commitment Letter and the SpinCo Financing Agreements that are within the control of SpinCo, Gold or their respective Subsidiaries, as applicable, (B) furnishing all financial information as set forth in Section 4 of Annex C to the Commitment Letter (the “Required SpinCo Information”) and any additional customary financial information regarding the SpinCo Business or Gold and the Gold Subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or Gold, as applicable, in connection with the SpinCo Financing and (C) preparing reasonable and customary financing documents, offering materials and other materials related to the SpinCo Financing; provided that, for the avoidance of doubt, Gold shall be solely responsible for the preparation and content of any offering documents, bank information memoranda, pro forma financial information, capitalization tables, projections, forward-looking statements and synergy/cost-savings information, (vi) furnishing at least four (4) Business Days prior to the Closing (A) all documentation and other information requested by the financing sources required under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) if SpinCo qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (as defined in the Commitment Letter), the certification required by Section 5 of Annex C to the Commitment Letter, in each case to the extent requested at least nine (9) Business Days prior to the Closing, and (vii) delivering any customary certificates required by the SpinCo Financing Agreements (other than any solvency certificate, which shall be delivered by an officer of Gold). All cooperation under this Section 7.5(d) shall be subject to Section 7.5(h).

(e) Mercury hereby consents to the use of SpinCo’s and the SpinCo Subsidiaries’ logos, and Gold hereby consents to the use of its and the Gold Subsidiaries’ logos, in connection with the SpinCo Financing and Permanent SpinCo Financing and solely in a manner that is not intended or reasonably likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective Intellectual Property rights. SpinCo and Gold shall, upon reasonable request by Mercury, each keep Mercury informed in reasonable detail of the status of its efforts to arrange and consummate the SpinCo Financing and Permanent SpinCo Financing and as promptly as practicable provide copies of then-current drafts of the SpinCo Financing Agreements and Permanent SpinCo Financing Agreements.

(f) Notwithstanding any of the foregoing or any other provision in this Agreement to the contrary, (i) other than in the event of a termination by Gold pursuant to Section 9.1(d) due to a material breach of a covenant on the part of Mercury or SpinCo, in which case Mercury shall be responsible for 100% of the Financing Reimbursement Obligations, Gold shall, and shall cause the Gold Subsidiaries to, pay to Mercury an amount of cash equal to 100% of the aggregate amount of the Financing Reimbursement Obligations (payment for any such Financing Reimbursement Obligations to be made promptly and in any event within ten (10) Business Days following delivery to Gold by Mercury of a written request therefor accompanied by reasonable supporting documentation evidencing such Financing Reimbursement Obligations) and (ii) without duplication of the foregoing, Gold shall, and shall cause the Gold Subsidiaries to, indemnify and hold harmless Mercury, its Subsidiaries and its and their respective Representatives from and against 100% of Losses actually suffered or incurred by them in connection with the SpinCo Financing, the Permanent SpinCo Financing or the Gold Financing, except any such Losses to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or material breach of this Agreement, the Commitment Letter, any SpinCo Financing Agreement or any other agreement executed in connection with the SpinCo Financing or the Permanent SpinCo Financing by Mercury or any of its Subsidiaries, including SpinCo, or any of their respective Representatives.

(g) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of Mercury, SpinCo and Gold agrees to cooperate (and to cause their respective Subsidiaries (in the case of Mercury, limited to SpinCo and its Subsidiaries) to cooperate) and use reasonable best efforts to take, or cause to be taken, and to cause their respective Subsidiaries (in the case of Mercury, limited to SpinCo and its Subsidiaries) and Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, advisable and proper in connection with the arrangement, marketing and consummation of the issuance of any debt securities or the incurrence of any other long-term debt financing by SpinCo (or its designee) in lieu of or in replacement of the SpinCo Financing (such financing, the “Permanent SpinCo Financing”), including by (i) consulting in good faith on the terms and conditions of any Permanent SpinCo Financing, which shall be subject to SpinCo and Gold’s mutual approval, (ii) participating (and using reasonable best efforts to cause members with appropriate seniority and expertise of the management team of and advisors, including auditors, to SpinCo and Gold, to participate, in each case to the extent reasonable and customary) in the marketing and syndication efforts related thereto, (iii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iv) participating in the preparation of appropriate and customary materials for investor presentations, offering memoranda, private placement memoranda, bank information memoranda and similar documents customarily required in connection with obtaining such Permanent SpinCo Financing, and assisting with the identification of any portion of the information contained therein relating to such Person that constitutes material non-public information of such Person, including executing and delivering customary authorization and representations letters in connection with the foregoing and subject to customary confidentiality provisions and disclaimers (including a customary “10b-5” representation regarding the absence of material misstatements or omissions in the information furnished in connection therewith, and, where applicable, certifying as to the absence of material non-public information in the information furnished in connection therewith), (v) using reasonable best efforts to obtain or provide customary accountants’ comfort letters (including customary “negative assurance” and change period), legal opinions (if and to the extent required by the applicable financing sources and, prior to the Effective Time, to be delivered by counsel to Gold (and not by counsel to SpinCo); provided that any legal opinion of counsel to SpinCo, shall be delivered effective as of the Effective Time and solely with respect to SpinCo and its Subsidiaries, at Gold’s request and expense), negative assurance letters, officers’ certificates and other documentation and items relating to the Permanent SpinCo Financing to the extent customarily provided in similar financings for issuers comparable to SpinCo (but, for the avoidance of doubt, no solvency certificate shall be required from any officer of SpinCo), (vi) negotiating and, in the case of SpinCo, entering into definitive agreements with respect thereto (the “Permanent SpinCo Financing Agreements”), on terms and conditions reasonably satisfactory to Mercury, SpinCo and Gold; provided, that any such terms must not result in any material and adverse Tax consequences to Mercury and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Mercury in good faith); provided, further, that any violation of the Intended Tax Treatment shall be material for purposes of this Section 7.5(g), (vii) on a timely basis (A) satisfying all conditions precedent in the Permanent SpinCo Financing Agreements that are within the control of SpinCo, Gold or their respective Subsidiaries, as applicable, (B) furnishing all Required SpinCo Information and any additional customary financial information regarding the SpinCo Business or Gold and the Gold Subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or Gold, as applicable, in connection with the Permanent SpinCo Financing and (C) preparing reasonable and customary financing documents, offering materials and other materials related to the Permanent SpinCo Financing, (viii) facilitating the provision of guarantees if required by the terms of the Permanent SpinCo Financing; provided that no guarantees or security shall be required from Mercury or any Affiliate other than SpinCo and its Subsidiaries, and no guarantees or security from SpinCo or any of its Subsidiaries shall be required to be provided prior to the Effective Time (other than any escrow subsidiary or other special purpose entity solely for purposes of any Permanent SpinCo Financing), (ix) furnishing at least four (4) Business Days prior to the Closing (A) all documentation and other information requested by the financing sources required under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) if SpinCo qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (as defined in the Commitment Letter), the certification required by Section 5 of Annex C to the Commitment Letter, in each case to the extent requested at least nine (9) Business Days prior to the Closing, and (x) delivering any customary certificates required by the Permanent SpinCo Financing Agreements. For the avoidance of doubt, (x) Gold shall be solely responsible for the preparation and content of any offering documents, bank information memoranda, pro forma financial information, capitalization tables, projections, forward-looking statements and synergy/cost-savings information relating to the Permanent SpinCo Financing, and (y) SpinCo’s obligations under this Section 7.5(g) are subject to Section 7.5(h).

(h) Notwithstanding anything to the contrary in this Section 7.5, (i) no action contemplated in this Section 7.5 shall be required to the extent such action would: (A) require Mercury or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, Gold or any of the Gold Subsidiaries to be an issuer or guarantor of the SpinCo Financing or the Permanent SpinCo Financing; (B) require Mercury or any of its Subsidiaries or, prior to the Closing, Gold or any of the Gold Subsidiaries to provide (or have provided on its behalf) any certificates, legal opinions, negative assurance letters or other documentation (other than, in the case of Gold, SpinCo and their respective Subsidiaries, certificates, opinions, letters or other documentation delivered (or delivered on such entity’s behalf) at the launch, pricing or closing of the SpinCo Financing or the Permanent SpinCo Financing, as applicable); provided, that, for the avoidance of doubt, no officer, employee or counsel of SpinCo shall be required to deliver any legal opinion to any financing source prior to the Effective Time, and any legal opinion required by the Commitment Letter, the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements shall, prior to the Effective Time, be delivered by counsel to Gold (and not by counsel to SpinCo); provided, further, that the foregoing limitations shall not apply to the provision of customary authorization and representation letters to be executed and delivered by Gold and any of the Gold Subsidiaries as required by Section 7.5(d) or Section 7.5(g) above; (C) cause any director, officer or employee of Mercury or any of its Subsidiaries or Gold or any of the Gold Subsidiaries, to incur any personal liability; (D) without limiting clause (B) above, require Mercury or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, Gold or any of the Gold Subsidiaries to execute and deliver any documentation related to the SpinCo Financing or Permanent SpinCo Financing (other than (1) the customary comfort letters, legal opinions, negative assurance letters and officers’ certificates contemplated to be delivered by or on behalf of Gold and any of the Gold Subsidiaries under Section 7.5(g)(v) above, and (2) the customary authorization and representation letters to be executed and delivered by Gold and any of the Gold Subsidiaries as required by Section 7.5(d) or Section 7.5(g) above); (E) (1) jeopardize (in Mercury’s reasonable determination) any attorney-client privilege of Mercury or any of its Subsidiaries (in which case Mercury and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (2) jeopardize

(in Gold’s reasonable determination) any attorney-client privilege of Gold or any of the Gold Subsidiaries (in which case Gold and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); (F) result in a material violation or breach of, or a default under, the Organizational Documents of Mercury or its Subsidiaries, the Organizational Documents of Gold or the Gold Subsidiaries, or any applicable Law; (G) require the incurrence or issuance of any indebtedness (other than the SpinCo Financing, the Permanent SpinCo Financing and intercompany indebtedness required or otherwise contemplated by the Transaction Documents, including the Reorganization Step Plan); (H) unreasonably interfere with the respective businesses or ongoing operations of Mercury and its Subsidiaries or Gold and the Gold Subsidiaries; (I) require Mercury or any of its Subsidiaries or Gold or any of the Gold Subsidiaries to prepare or deliver in connection with the SpinCo Financing or the Permanent SpinCo Financing any financial information (other than the Required SpinCo Information) that is not readily available to them or prepared in the ordinary course of their respective financial reporting practices; or (J) require Mercury, SpinCo or their respective Subsidiaries to prepare any pro forma financial statements or pro forma financial information or provide any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the SpinCo Financing or the Permanent SpinCo Financing, which shall be prepared by Gold and (ii) no action contemplated in this Section 7.5 shall be required by Mercury, SpinCo or their respective Subsidiaries to the extent such action would result in any material and adverse Tax consequences to Mercury or its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Mercury in good faith); provided, that any violation of the Intended Tax Treatment shall be material for purposes of this Section 7.5(h).

(i) All non-public or otherwise confidential information regarding the SpinCo Business obtained by Gold or its Representatives pursuant to this Section 7.5 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Mercury and Gold (or their respective Affiliates), each of Mercury and SpinCo agrees that Gold may share information with respect to SpinCo and the SpinCo Business with the Lenders, and that Gold and such Lenders may share such information with potential financing sources in connection with any marketing efforts for the SpinCo Financing and the Permanent SpinCo Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Gold or any of the Gold Subsidiaries pursuant to this Section 7.5, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda; and competitively sensitive information may be provided on an “outside counsel only” basis where reasonably practicable.

(j) All non-public or otherwise confidential information regarding the businesses of Gold and the Gold Subsidiaries obtained by Mercury, SpinCo or their respective Representatives pursuant to this Section 7.5 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Mercury or SpinCo, on the one hand, and Gold, on the other hand (or their respective Affiliates), Gold agrees that Mercury and SpinCo may share information with respect to the businesses of Gold and the Gold Subsidiaries with the Lenders, and that Mercury, SpinCo and such Lenders may share such information with potential financing sources in connection with any marketing efforts for the SpinCo Financing and the Permanent SpinCo Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Mercury, SpinCo or any of their respective Subsidiaries pursuant to this Section 7.5, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda, private placement memoranda and similar documents; and competitively sensitive information may be provided on an “outside counsel only” basis where reasonably practicable.

(k) Mercury shall:

(i) as promptly as possible after the date hereof (and in any event prior to the Closing), deliver to Gold an amendment (the substantially agreed form of which shall be delivered to Gold no later than two (2) Business Days prior to the Closing) to each of the Mercury Existing Debt Agreements pursuant to which the requisite holders of indebtedness issued pursuant to such Mercury Existing Debt Agreement shall have consented to or otherwise amended such Mercury Existing Debt Agreements to permit the transactions contemplated by the Transaction Documents, the SpinCo Financing and the Permanent SpinCo Financing; and

(ii) prior to the Closing, deliver to Gold customary evidence that, pursuant to the terms of the Mercury Existing Debt Agreements and effective prior to or as of the Closing, (A) SpinCo and its Subsidiaries have been released from all guarantees of indebtedness under each Mercury Existing Debt Agreement and (B) the equity interests of SpinCo and its Subsidiaries, all assets of SpinCo and its Subsidiaries and all other assets and business transferred from Mercury to SpinCo pursuant to the Separation Agreement have been released from all Liens and other collateral obligations under each of the Mercury Existing Debt Agreements. Such evidence shall be in form and substance reasonably satisfactory to Gold and may consist of some or all of the following, as applicable: UCC-3 termination statements; recordable satisfactions or releases with respect to any mortgages or deeds of trust; recordable releases with respect to any security interests recorded with the United States Patent and Trademark Office or the United States Copyright Office; and terminations or acknowledgments of any deposit account control agreements, securities account control agreements or similar perfection arrangements, together with an officer’s certificate of Mercury identifying the specific provisions of the Mercury Existing Debt Agreements and related security documents pursuant to which such releases occur automatically upon a permitted disposition and a lien release letter or acknowledgment from the agent or other secured parties under each Mercury Existing Debt Agreement.

(l) In the event that the Issuing SPV (as defined in the Commitment Letter) is utilized in connection with any Permanent SpinCo Financing, the costs, fees and expenses associated with prefunding any reserve, escrow or similar account established in connection therewith (including any amounts required to be deposited to prefund or secure the payment of principal of, or interest or premium on, any Notes issued by or through the Issuing SPV) (the “Escrow Prefunding Costs”) shall be allocated 100% to SpinCo. The Escrow Prefunding Costs shall be deemed Financing Reimbursement Obligations for purposes of Section 7.5(f).

Section 7.6 Gold Financing.

(a) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX (or, if earlier, the date that the requisite holders of indebtedness issued pursuant to the Gold Credit Agreement shall have consented to or otherwise amended, amended and restated, refinanced or replaced the Gold Credit Agreement to permit the transactions contemplated by the Transaction Documents, the SpinCo Financing and the Permanent SpinCo Financing (such date, the “Gold Credit Agreement Consent Date”)), Gold shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to (i) maintain in effect the Commitment Letter, pursuant to which, among other things, the applicable Lenders have committed to provide Gold with debt financing in the applicable amount set forth therein (the debt financing contemplated by the Commitment Letter to be issued or incurred by Gold being referred to as the “Gold Financing”), (ii) comply on a timely basis with the obligations and satisfy on a timely basis the conditions within the control of Gold, in each case, that are set forth in the Commitment Letter that are applicable to Gold, (iii) enforce the rights of Gold under the Commitment Letter and (iv) obtain funding of the Gold Financing no later than contemporaneously with or immediately prior to the Merger.

(b) In the event any funds in the amounts set forth in the Commitment Letter or the Gold Financing Agreements (as defined below), or any portion thereof, become unavailable on the terms and conditions contemplated in the Commitment Letter or the Gold Financing Agreements (other than as a result of the Gold Credit Agreement Consent Date), each of Mercury and Gold (in consultation in good faith with Mercury) shall, and shall cause their respective Subsidiaries (in the case of Mercury, limited to SpinCo and its Subsidiaries) to, use reasonable best efforts to cooperate to obtain promptly replacement debt financing for Gold from the same or alternative sources, in an aggregate amount, when added to the portion of the Gold Financing that is available and other available sources of liquidity, equal to $500,000,000 (the “Gold Alternative Financing”, it being understood and agreed that references herein to (i) the Gold Financing shall include any such Gold Alternative Financing and (ii) the Commitment Letter or Gold Financing Agreements shall include the commitment letter and definitive agreements, as applicable, in each case relating to such Gold Alternative Financing), and to obtain a new financing commitment that provides for such financing; provided, that the terms of the Gold Alternative Financing must (A) not result in any material and adverse Tax consequences to Mercury and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Mercury in good faith); provided, further, that any violation of the Intended Tax Treatment shall be deemed material and adverse for purposes of this Section 7.6(b), (B) unless otherwise agreed to in writing by Mercury, be on terms and conditions not materially less favorable, taken as a whole, to Gold than those in the Commitment Letter or the Gold Financing Agreements, as applicable and (C) unless otherwise agreed to in writing by Mercury, not contain any conditions to the consummation of such Gold Alternative Financing that are more onerous than the conditions set forth in the Commitment Letter or the Gold Financing Agreements, as applicable (subject, in each case, to the Intended Tax Treatment).

(c) Prior to the Gold Credit Agreement Consent Date, (i) Gold shall give SpinCo and Mercury prompt written notice upon it obtaining Knowledge of (A) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Gold Financing Agreements, (B) any actual or threatened withdrawal, repudiation or termination of the Gold Financing by any party to the Gold Financing Agreements, (C) any material dispute or disagreement between or among any of the parties to the Gold Financing Agreements, (D) the termination or expiration of the Gold Financing Agreements, or (E) any amendment, restatement, supplement or modification of, or waiver under, or replacement of the Gold Financing Agreements (including the Gold Credit Agreement Consent Date) and (ii) subject to the immediately preceding clause (b), Gold shall not, without the prior written consent of Mercury, amend, modify, supplement, restate, replace, terminate, or agree to any waiver under the Gold Financing Agreements; provided, that (i) SpinCo’s consent shall not be unreasonably withheld, conditioned or delayed and (ii) Gold may make immaterial or administrative amendments, waivers or modifications that do not adversely affect SpinCo or the economic terms of the Gold Financing in any material respect, with prompt notice to SpinCo.

(d) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX (or, if earlier, the Gold Credit Agreement Consent Date), each of Mercury, SpinCo and Gold agrees to cooperate (and to cause their respective Subsidiaries (in the case of Mercury, limited to SpinCo and its Subsidiaries) to cooperate) and use reasonable best efforts to take, or cause to be taken, and to cause their respective Subsidiaries (in the case of Mercury, limited to SpinCo and its Subsidiaries) and Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, advisable and proper in connection with the arrangement, marketing and consummation by Gold of the Gold Financing, including by (i) participating (and using reasonable best efforts to cause members with appropriate seniority and expertise of the management team of and advisors, including auditors, to SpinCo and Gold to participate, in each case to the extent reasonable and customary) in the marketing and syndication efforts related thereto, (ii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iii) negotiating and, in the case of Gold, entering into definitive agreements with respect thereto, on the terms and conditions contained in the Commitment Letter or on such other terms as are reasonably acceptable to Mercury, SpinCo and Gold (the “Gold Financing Agreements”); provided, that any such other terms must not result in any material and adverse Tax consequences to Mercury and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Mercury in good faith and, with respect to consequences of the Intended Tax Treatment, in consultation with Gold); provided, further, that any violation of the Intended Tax Treatment that is attributable to the terms of the Gold Financing Agreements shall be deemed material and adverse for purposes of this Section 7.6(d), (iv) on a timely basis (A) satisfying all conditions precedent in the Commitment Letter and the Gold Financing Agreements that are within the control of SpinCo, Gold or their respective Subsidiaries, as applicable, (B) furnishing all financial information as set forth in Section 4 of Annex C to the Commitment Letter (the “Required Gold Information”) and any additional customary financial information regarding the SpinCo Business or Gold and the Gold Subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or Gold, as applicable, in connection with the Gold Financing and (C) preparing reasonable and customary financing documents, offering materials and other materials related to the Gold Financing, (v) furnishing at least four (4) Business Days prior to the Closing (A) all documentation and other information requested by the financing sources required under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) if Gold qualifies as a “legal entity customer” under the

Beneficial Ownership Regulation (as defined in the Commitment Letter), the certification required by Section 5 of Annex C to the Commitment Letter, in each case to the extent requested at least nine (9) Business Days prior to the Closing, and (vi) delivering any customary certificates required by the Gold Financing Agreements; provided, that SpinCo’s obligations under this Section 7.6(d) are limited to providing information regarding SpinCo to the extent in its possession and control, participating in reasonable and customary due diligence sessions and delivering limited authorization letters consistent with Section 7.5(d), SpinCo shall not be required to deliver, or to cause its counsel to deliver, any legal opinion in connection with the Gold Financing (any such legal opinions to be delivered by counsel to Gold), and SpinCo shall not be required to satisfy, or be deemed to have satisfied, any condition precedent to the Gold Financing other than delivery of such SpinCo information and cooperation; and nothing herein shall require disclosure of information protected by privilege, restricted by Law or Contract, or competitively sensitive (which, where reasonably practicable, may be provided on an “outside counsel only” basis). All cooperation under this Section 7.6(d) shall be subject to Section 7.6(f).

(e) Mercury hereby consents to the use of SpinCo’s and its Subsidiaries’ logos, and Gold hereby consents to the use of its and the Gold Subsidiaries’ logos, in connection with the Gold Financing and solely in a manner that is not intended or reasonably likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective Intellectual Property rights. SpinCo and Gold shall, upon reasonable request by Mercury, each keep Mercury informed in reasonable detail of the status of its efforts to arrange and consummate the Gold Financing and as promptly as practicable provide copies of then-current drafts of the Gold Financing.

(f) Notwithstanding anything to the contrary in this Section 7.6, no action contemplated in this Section 7.6 shall be required to the extent such action would: (A) require Mercury or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, SpinCo or any of its Subsidiaries to be an issuer or guarantor of the Gold Financing; (B) require Mercury or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or Gold or any of the Gold Subsidiaries or, prior to the Closing, SpinCo or any of its Subsidiaries to provide (or have provided on its behalf) any certificates, legal opinions, negative assurance letters or other documentation (other than, in the case of Gold and the Gold Subsidiaries, certificates, opinions, letters or other documentation delivered (or delivered on its behalf) at the closing of the Gold Financing); provided, that SpinCo shall not be required to deliver, or to cause its counsel to deliver, any legal opinion in connection with the Gold Financing (any such legal opinions to be delivered by counsel to Gold), and no legal opinion of counsel to SpinCo shall be required prior to the Effective Time; (C) cause any director, officer or employee of Mercury or any of its Subsidiaries, or Gold or any of the Gold Subsidiaries, to incur any personal liability; (D) without limiting clause (B) above, require Mercury or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, SpinCo or any of its Subsidiaries, to execute and deliver any documentation related to the Gold Financing; (E) (1) jeopardize (in Mercury’s reasonable determination) any attorney-client privilege of Mercury or any of its Subsidiaries (in which case Mercury and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (2) jeopardize (in Gold’s reasonable determination) any attorney-client privilege of Gold or any of the Gold Subsidiaries (in which case Gold and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); (F) result in a material violation or breach of, or a default under, the Organizational Documents of Mercury or its Subsidiaries, the Organizational Documents of Gold or the Gold Subsidiaries, or any applicable Law; (G) require the incurrence or issuance of any indebtedness (other than the Gold Financing); (H) unreasonably interfere with the respective businesses or ongoing operations of Mercury and its Subsidiaries or Gold and the Gold Subsidiaries; (I) require Mercury or any of its Subsidiaries or Gold or any of the Gold Subsidiaries to prepare or deliver in connection with the Gold Financing any financial information (other than the Required Gold Information) that is not readily available to them or prepared in the ordinary course of their respective financial reporting practices; or (J) require Mercury, SpinCo or their respective Subsidiaries to prepare any pro forma financial statements or pro forma financial information or provide any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments.

(g) All non-public or otherwise confidential information regarding the SpinCo Business obtained by Gold or its Representatives pursuant to this Section 7.6 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Mercury and Gold (or their respective Affiliates), each of Mercury and SpinCo agrees that Gold may share information with respect to SpinCo and the SpinCo Business with the Lenders, and that Gold and such Lenders may share such information with potential financing sources in connection with any marketing efforts for the Gold Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Gold or any of the Gold Subsidiaries pursuant to this Section 7.6, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda; and competitively sensitive information may be provided on an “outside counsel only” basis where reasonably practicable.

(h) All non-public or otherwise confidential information regarding the businesses of Gold and the Gold Subsidiaries obtained by Mercury, SpinCo or their respective Representatives pursuant to this Section 7.6 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Mercury or SpinCo, on the one hand, and Gold, on the other hand (or their respective Affiliates), Gold agrees that Mercury and SpinCo may share information with respect to the businesses of Gold and the Gold Subsidiaries with the Lenders, and that Mercury, SpinCo and such Lenders may share such information with potential financing sources in connection with any marketing efforts for the Gold Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Mercury, SpinCo or any of their respective Subsidiaries pursuant to this Section 7.6, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda, private placement memoranda and similar documents.

Section 7.7 Access to Information.

(a) Mercury shall, and shall cause its Subsidiaries, on the one hand, and Gold shall, and shall cause the Gold Subsidiaries, on the other hand, to the extent permitted under applicable Law, afford to the other Party and to its respective Representatives, reasonable access, during normal business hours and subject to bona fide policies and procedures established by the other Party, during the Interim Period, in such manner as to not interfere with Gold’s and its Subsidiaries’ or the SpinCo Business’s (as applicable) normal operations, the properties, the SpinCo Books and Records and appropriate senior-level employees of Gold and the Gold Subsidiaries or Mercury and its Subsidiaries (to the extent related to the SpinCo Business), including the members of the SpinCo Group (as applicable), as such Party and its Representatives may reasonably request solely for purposes of consummating the Transactions, integration planning and preparing for the operation of SpinCo and the Surviving Corporation post-Closing; provided, that: (a) such investigation shall only be upon reasonable notice and at the sole cost and expense of the investigating Party; (b) no Party or its Representatives shall be permitted to perform any environmental testing or sampling, including sampling of soil, groundwater, surface water, building materials or air or wastewater emissions without the prior written consent of the other applicable Party; (c) no Party or its Representatives shall be entitled to access any employee-related or employee benefit-related files or records of another Party, including individual performance or evaluation records, medical histories, workers compensation records, drug testing results or other sensitive personal information; (d) no Party or its Representatives shall communicate with any of the employees of the other Party or its Subsidiaries without the prior written consent of such Party (which consent shall not be unreasonably withheld, conditioned or delayed) and except to the extent required to comply with the terms of the Employee Matters Agreement or other Transaction Documents or as otherwise expressly permitted by such Party; and (e) nothing in this Section 7.7 shall require any Party to permit any inspection or disclose any information to any other Party that (i) would unreasonably interfere with the conduct of such Party’s business or result in damage to property (other than immaterial damage), except with such other Party’s prior written consent (which may be withheld or denied at its sole discretion), (ii) would cause a violation of any Law, privacy policy or any confidentiality obligations and similar restrictions that may be applicable to such information, or (iii) would jeopardize the attorney-client privilege or other disclosure privilege or protection to such Party (provided, that the Party that would otherwise be required to disclose information to the other shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement, policy, Law or other restriction, including through the use of commercially reasonable efforts to obtain any required consent or waiver to the disclosure of such information from any third party and through the implementation of appropriate and mutually agreeable “clean room” or other similar procedures designed to limit any such adverse effect of sharing such information by each Party). For the avoidance of doubt, no Party shall be required to provide any information that is not readily available to such Party and its Affiliates under their books and records or current reporting systems following the use of commercially reasonable efforts (or which creates an unreasonable burden on the employees of the providing Party or its Affiliates). All requests for such access to any Party shall be made to such Party or its designated Representative.

(b) Each of Gold and Mercury may, as it deems advisable, reasonably designate any competitively sensitive information as “clean team” or “outside counsel only” material or with similar restrictions.

(c) Notwithstanding anything in this Section 7.7 to the contrary, this Section 7.7 shall not require Mercury or SpinCo to provide access to, or make any disclosure with respect to, any information of or to the extent relating to Mercury, any of its Affiliates or any of their respective businesses, other than information to the extent relating to the SpinCo Business, the members of the SpinCo Group, the SpinCo Assets or the SpinCo Liabilities.

(d) The Parties hereby agree that, notwithstanding anything in this Section 7.7 to the contrary, the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder. The Confidentiality Agreement shall survive any termination of this Agreement.

Section 7.8 D&O Indemnification and Insurance.

(a) For a period of six (6) years from and after the Effective Time, SpinCo agrees that it shall indemnify and hold harmless each present and former director, officer or employee of SpinCo and any other member of the SpinCo Group (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that SpinCo would have been permitted under the Organizational Documents of SpinCo as in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under such Organizational Documents; provided, that such Person delivers an undertaking to SpinCo in advance agreeing to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment that such Person is not entitled to indemnification). Without limiting the foregoing, SpinCo shall cause the members of the SpinCo Group (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective Organizational Documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of the members of the SpinCo Group’s respective former and current officers, directors or employees that are no less favorable to those Persons than the provisions of the Organizational Documents of Mercury as of the date hereof and (ii) not to amend, repeal, waive or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by applicable Law.

(b) SpinCo may, in consultation with Gold, procure a prepaid, non-cancelable six (6) year “tail” policy commencing on the Closing Date containing terms not less favorable to the Indemnified Parties than the terms of directors’ and officers’ and fiduciary liability insurance covering the Indemnified Parties with respect to matters existing or occurring at or prior to the Effective Time; provided, that if the premium thereof would exceed 300% of the last annual premium paid by Mercury prior to the date hereof, then SpinCo may only procure the maximum coverage available at an annual premium equal to such maximum amount. If any claim is asserted or made within such six (6) year period, then any insurance that is maintained under this Section 7.8 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.8 shall survive the consummation of the transactions contemplated hereby and shall be binding on all successors and assigns of SpinCo and are intended to be for the benefit of, and will be enforceable by, each present and former director, officer and employee of any member of the SpinCo Group and his or her heirs and representatives. In the event that SpinCo or any of its respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of SpinCo shall succeed to the obligations set forth in this Section 7.8.

Section 7.9 No Solicitation.

(a) Gold shall immediately cease, and shall cause the Gold Subsidiaries to and shall direct and use reasonable best efforts to cause its and their respective Representatives to immediately cease, any discussions or negotiations with any Person (other than Mercury or its Affiliates) that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and shall promptly (and, in any event, within twenty-four (24) hours) (x) request that all such Persons and their respective Representatives return or destroy reasonably promptly any confidential information that has been provided in any such discussions or negotiations and (y) terminate access to any physical or electronic data rooms relating to a possible Competing Proposal. From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, Gold shall not (and shall cause the Gold Subsidiaries not to) nor shall Gold authorize or permit its or any Gold Subsidiaries respective directors, officers or employees to, and shall direct and use reasonable best efforts to cause the Representatives of the foregoing not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal, or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information relating to Gold or any Gold Subsidiary relating to any Competing Proposal (or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal); provided, however, if, prior to obtaining the Gold Shareholder Approval and following the receipt of a bona fide written Competing Proposal made after the date hereof that was not, directly or indirectly, solicited, initiated, knowingly encouraged or knowingly facilitated in breach of this Section 7.9(a), that the Gold Board determines in good faith (after receiving advice of its financial advisor and of its outside legal counsel) is or would reasonably be expected to lead to a Superior Proposal and that the Gold Board determines in good faith, after consultation with outside legal counsel, that a failure to take action under clause (A) or (B) below with respect to such Competing Proposal would be reasonably expected to be inconsistent with the fiduciary duties that the directors owe to Gold and its shareholders in their capacity as directors of Gold under applicable Law, Gold may, in response to such Competing Proposal and subject to Section 7.9(d), (A) furnish information with respect to Gold, the Gold Subsidiaries and Affiliates to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement (provided, that if the Person making such Competing Proposal is a competitor of Gold, Gold shall not provide any commercially sensitive non-public information with respect to the competing business to such Person or their Representatives in connection with any actions permitted by this Section 7.9(a) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information); provided, further, that Gold shall provide Mercury a non-redacted copy of each Acceptable Confidentiality Agreement that Gold executes in accordance with this Section 7.9(a), and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal. Except as expressly permitted by this Section 7.9. The Gold Board shall not, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Article IX, (1) adopt, authorize, approve, endorse or recommend, or publicly propose to adopt, authorize, approve, endorse or recommend, any

Competing Proposal, (2) withdraw, change, amend, modify or qualify, or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Mercury or SpinCo, the Gold Board Recommendation, (3) if a Competing Proposal that is structured as a tender offer or exchange offer for the outstanding shares of Gold Common Stock is commenced pursuant to Rule 14d-12 under the Exchange Act, fail to recommend against any such Competing Proposal within ten (10) Business Days after such commencement (or, if earlier, by the second (2nd) Business Day prior to the then-scheduled Gold Shareholders Meeting), (4) fail to include the Gold Board Recommendation in the Proxy Statement, (5) approve or authorize, or cause or permit Gold or any Gold Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, joint venture agreement, partnership agreement, letter of intent, memorandum of understanding, agreement in principle, or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement), or (6) commit or agree to do any of the foregoing (any act described in clauses (1), (2), (3), (4) or (6) (to the extent relating to clauses (1), (2), (3) or (4)), a “Gold Adverse Recommendation Change”).

(b) Except as expressly permitted by this Section 7.9, Gold shall not, and shall cause the Gold Subsidiaries not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Article IX: (i) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; or (ii) terminate, amend in a manner adverse to Mercury, release, modify or grant any permission, waiver or release under, any “standstill” or similar agreement entered into by Gold or any of the Gold Subsidiaries in respect of or in contemplation of a Competing Proposal (other than if the Gold Board determines, in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (ii) would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to Gold and its shareholders in their capacity as directors of Gold under applicable Law).

(c) In addition to the provisions of Section 7.9(a) and Section 7.9(b), prior to receipt of the Gold Shareholder Approval, the Gold Board may (i) in response to any bona fide written Competing Proposal received after the date hereof that was not, directly or indirectly, solicited, initiated or knowingly encouraged in breach of Section 7.9(a), effect a Gold Adverse Recommendation Change or (ii) in response to an Intervening Event, effect a Gold Adverse Recommendation Change, in the case of each of clauses (i) and (ii), if and only if, (A) (1) in the case of a Competing Proposal, the Gold Board concludes in good faith, after consultation with Gold’s outside financial advisor and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal or (2) in the case of an Intervening Event, if the Gold Board determines in good faith that an Intervening Event has occurred and is continuing; (B) the Gold Board determines in good faith, after consultation with Gold’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to Gold and its shareholders in their capacity as directors of Gold under applicable Law; (C) the Gold Board provides Mercury four (4) Business Days’ prior written notice of its intention to take such action (an “Alternative Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 7.9(d) as well as an unredacted copy of the acquisition agreement relating to such Competing Proposal (if any), or the material facts and circumstances relating to any such Intervening Event, as applicable; (D) during the four (4) Business Days following such written notice (the “Negotiation Period”), if requested by Mercury, Gold shall and shall direct its Representatives to, negotiate in good faith with Mercury regarding any revisions to the terms of the Transactions, including those contemplated by this Agreement and the other Transaction Documents, proposed by Mercury in response to such Competing Proposal or Intervening Event; and (E) at the end of the four (4) Business Day period described in the foregoing clause (D), the Gold Board concludes in good faith, (x) after consultation with Gold’s outside legal counsel and financial advisor (and taking into account any adjustment or modification of the terms of this Agreement or the other Transaction Documents to which Mercury and SpinCo have agreed in writing), that such Competing Proposal continues to be a Superior Proposal and (y) after consultation with Gold’s outside legal counsel, that the failure to make a Gold Adverse Recommendation Change would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to Gold and its shareholders in their capacity as directors of Gold under applicable Law. Any material amendment or material modification to any Competing Proposal (including any amendment or modification to the amount, form or mix of consideration the shareholders of Gold would receive as a result of the Superior Proposal) or to the facts and circumstances relating to any Intervening Event shall require a new Alternative Notice and a new Negotiation Period commencing from the date of receipt of such new Alternative Notice; provided, that, with respect to each subsequent written notice related to a material amendment or modification, references to the four (4) Business Day period above shall be deemed to be references to three (3) Business Days.

(d) Without limiting the obligations set forth in Section 7.9(a) and Section 7.9(c), Gold shall as promptly as reasonably practicable, and in any event no later than forty-eight (48) hours, after it receives (i) any Competing Proposal or any proposals or inquiries that would reasonably be expected to lead to a Competing Proposal, (ii) any inquiry or request for non-public information relating to Gold or the Gold Subsidiaries relating to, or from any Person that has made, has indicated in writing that such Person is reasonably likely to make, or would reasonably be expected to make, a Competing Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal or that would reasonably be expected to lead to a Competing Proposal, notify Mercury (which notice, if provided orally, shall be confirmed in writing) of any of the foregoing occurrences, the identity of the Person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of the material terms and conditions of, and facts surrounding any such request, inquiry or Competing Proposal), including any modification thereto. Gold shall keep Mercury reasonably informed on a reasonably prompt and current basis (and in any event no later than twenty-four (24) hours) after the occurrence of any material changes to such Competing Proposal (including any changes to the material terms and conditions thereof and of any other material modification thereto), and any other material developments, discussions and negotiations with respect thereto (which shall remain subject to the other obligations of Gold hereunder), including promptly furnishing unredacted copies of any written inquiries, proposals, material correspondence and draft material documentation and definitive agreements and written summaries of any other material oral inquiries or discussions, including those exchanged between Gold and such Person and/or their respective Representatives. Gold agrees that, it shall, prior to or substantially concurrent with the time it is provided to any third parties (and, in any event, within forty-eight (48) hours), provide to Mercury any non-public information concerning Gold or the Gold Subsidiaries that Gold (directly or indirectly) provides to any third party in connection with any Competing Proposal which was not previously provided to Mercury and SpinCo.

(e) Nothing contained in this Agreement shall prohibit Gold or the Gold Board from (i) disclosing to its shareholders a position pursuant to the Exchange Act or (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) or any similar statement in response to any publicly disclosed Competing Proposal, so long as such disclosure includes an express reaffirmation of the Gold Board Recommendation, without alternation, modification or qualification thereof. For the avoidance of doubt, this Section 7.9(e) shall not permit the Gold Board to make (or otherwise modify the definition of) a Gold Adverse Recommendation Change.

(f) Any failure of any of the Gold Subsidiaries or any Representative of Gold or any of the Gold Subsidiaries to comply with any provisions of this Section 7.9 (as if such Subsidiaries or Representatives were directly subject to this Section 7.9) shall be deemed a breach of this Section 7.9 by Gold.

(g) For purposes of this Agreement:

(i) “Competing Proposal” means, other than the Transactions, any inquiry, proposal or offer from a third party relating to (A) a merger, scheme of arrangement, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture, exclusive license, spin-off, share exchange or other similar transaction involving twenty percent (20%) or more of the issued and outstanding shares of Gold Common Stock or any other class or type of Interests, or consolidated assets of, Gold or any of the Gold Subsidiaries; (B) the acquisition (whether by merger, scheme of arrangement, consolidation, equity investment, joint venture or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets (it being understood that consolidated assets include equity securities of Subsidiaries), net revenue or net income of Gold and the Gold Subsidiaries, as determined on a fair-market-value basis; (C) the purchase or acquisition after the date hereof, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of the Gold Common Stock or of any other class or type of Interests, in Gold; (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the shares of Gold Common Stock or of any other class or type of Interests of Gold or any of the Gold Subsidiaries; or (E) any combination of the foregoing.

(ii) “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party which was not solicited in violation of Section 7.9(a) and which, in the good faith judgment of the Gold Board after consultation with its financial advisor and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, (A) if accepted, is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial and regulatory requirements, and the identity of the Person or Persons making the proposal and (B) if consummated, would result in a transaction that is more favorable to Gold’s shareholders from a financial point of view than the Merger and the other transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by Mercury and SpinCo pursuant to Section 7.9(b)).

Section 7.10 Exclusivity. Mercury shall immediately cease, and shall cause its Subsidiaries to immediately cease, and shall direct and use reasonable best efforts to cause its Representatives, to immediately cease, any discussions or negotiations with any Person (other than Gold or its Affiliates) that may be ongoing with respect to a SpinCo Proposal and shall request to have returned or destroyed reasonably promptly any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier to occur of (a) termination of this Agreement pursuant to Article IX and (b) the Closing, Mercury shall not, and shall cause its Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information which has not been previously publicly disseminated) any proposal from a third party relating to the acquisition (whether by merger, purchase of stock, purchase of assets or otherwise), exclusive license, recapitalization, liquidation, dissolution or other transaction involving any portion of the business or assets of Mercury and its Subsidiaries that, individually or in the aggregate, constitutes 20% or more of the net revenues, net income or assets of the SpinCo Business (taken as a whole) (any of the foregoing, a “SpinCo Proposal”) or any inquiry, offer or proposal that would reasonably be expected to lead to a SpinCo Proposal, (ii) engage in any discussions or negotiations, or furnish to any Person any non-public information relating to the SpinCo Business, SpinCo Assets or the SpinCo Group in connection with any SpinCo Proposal or any inquiry, offer or proposal related to, or that would reasonably expected to lead to, a SpinCo Proposal, (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any SpinCo Proposal or (iv) approve or authorize, or cause or permit Mercury or any of its Subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, joint venture agreement, partnership agreement, letter of intent, memorandum of understanding, agreement in principle or similar agreement or document relating to, or providing for, any SpinCo Proposal; provided, that nothing in this Section 7.10 shall limit Mercury’s ability to pursue or engage in any transaction relating to substantially all of the business of Mercury (as opposed to solely the SpinCo Business), so long as such transaction would not prevent or materially impair or materially delay Mercury’s ability to comply with its obligations hereunder and under the Separation Agreement and the other Transaction Documents, or to consummate the transactions contemplated hereby or thereby.

Section 7.11 Public Announcements. Except (a) as otherwise expressly contemplated by this Agreement, (b) for the joint press release to be issued by the Parties in the forms agreed by the Parties (or any public statement or disclosure that contains or reflects only such information previously disclosed in press releases or other public disclosures made in accordance with this Section 7.11) or (c) any communications regarding a Gold Adverse Recommendation Change in accordance with this Agreement, neither Gold nor Mercury will, and each of Gold and Mercury will cause its Subsidiaries not to, issue any press release or otherwise make any public statements or disclosure with respect to the transactions contemplated hereby or by the Transaction Documents without the prior written consent of the other Party. Notwithstanding the foregoing, to the extent such disclosure is required by applicable Law or obligations pursuant to any listing agreement with or the rules of any national securities exchange, the Party seeking to make such disclosure will promptly notify the other Party thereof and the Party making such statement will use efforts reasonable under the circumstances to (x) consult in good faith with the other Party thereto and (y) provide meaningful opportunity for review and give due consideration to reasonable comments by the other Party prior to making such disclosure in order to allow a mutually agreeable release or announcement to be issued. Notwithstanding the foregoing, any Party may make statements that are consistent with previous public statements made by such Party in compliance with this Section 7.11.

Section 7.12 Employee Non-Solicitation; Non-Competition.

(a) For a period of two (2) years following the Closing Date, Mercury shall not, and shall cause its Subsidiaries not to, (i) directly or indirectly solicit for employment or hire (whether as an employee, consultant or otherwise) or induce or cause, or attempt to induce or cause, to leave the employ of Gold or any of its Affiliates any employee with a title of Manager or higher of the SpinCo Business as of the Closing Date or any employee set forth on Section 7.12(a)(i) of the SpinCo Disclosure Letter; provided, that this Section 7.12(a) shall not restrict any (x) general solicitation for employees not specifically directed at such Persons or (y) solicitation or employment of any Person whose employment with Gold or its Affiliates was terminated by Gold or any of its Subsidiaries prior to any solicitation by Mercury or its Subsidiaries; provided, further, that notwithstanding the foregoing, to the fullest extent permitted under applicable Law, neither Mercury nor its Subsidiaries may hire any employee set forth on Section 7.12(a)(ii) of the SpinCo Disclosure Letter during such two (2)-year period.

(b) For a period of two (2) years following the Closing Date, Gold shall not, and shall cause its Affiliates (including, following the Closing, the members of the SpinCo Group) not to, (i) directly or indirectly solicit for employment or hire (whether as an employee, consultant or otherwise) or induce or cause, or attempt to induce or cause, to leave the employ of Mercury or its Subsidiaries any employee with a title of Vice President or higher of Mercury or its Subsidiaries or any employee set forth on Section 7.12(b)(i) of the Gold Disclosure Letter; provided, that this Section 7.12(b) shall not restrict any (x) general solicitation for employees not specifically directed at such Persons or (y) solicitation or employment of any Person whose employment with Mercury or its Subsidiaries was terminated by Mercury or any of its Subsidiaries prior to any solicitation by Gold or its Affiliates (including the SpinCo Group); provided, further, that notwithstanding the foregoing, neither Gold nor its Subsidiaries may hire any employee set forth on Section 7.12(b)(ii) of the Gold Disclosure Letter during such two (2)-year period.

(c) In furtherance of the Merger and the transactions contemplated hereby, Mercury covenants and agrees that, from and after the Effective Time until the date that is four (4) years after the Closing Date (the “Restricted Period”) and except as otherwise expressly contemplated by Transaction Documents or as set forth on Section 7.12(c)(i) of the SpinCo Disclosure Letter, it shall not, and shall cause the members of the Mercury Group not to, directly or indirectly, engage in (or own any Interest in any Person that engages in) the SpinCo Business or any product set forth on Section 7.12(c)(ii) of the SpinCo Disclosure Letter (the “Competitive Business”). Notwithstanding the foregoing, nothing in this Section 7.12(c) shall prohibit (i) any member of the Mercury Group from engaging in the businesses conducted by the Mercury Group (excluding the SpinCo Business) at the Effective Time, (ii) any member of the Mercury Group from directly or indirectly acquiring (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) any interest in a Person or business engaged in a Competitive Business, and operating and managing such Person or business; provided, that if such Competitive Business represents fifteen percent (15%) or more of the net revenues or net income of such acquired Person or business, as applicable, for such acquired business’s or Person’s most recently completed fiscal year, then the applicable member of the Mercury Group shall within eighteen (18) months after the consummation of Mercury’s or one or more Subsidiaries’ acquisition (whether by merger, business combination, stock purchase or otherwise) of such Person or business so long as the Restricted Period is still in effect, either (x) dispose of such Person or business or the relevant portion thereof that is engaged in the Competitive Business or (y) discontinue the operation of such Competitive Business, (iii) the acquisition and ownership by Mercury or any of its Subsidiaries, directly or indirectly, of less than five percent (5%) in the aggregate of the equity interests of any Person engaged in a Competitive Business, (iv) any member of the Mercury Group from performing their obligations under this Agreement or the Transaction Documents, or (v) any Person who acquires fifty percent (50%) or more of the consolidated assets or issued and outstanding shares of Mercury (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) from engaging in a Competitive Business if such Person is engaging in such Competitive Business prior to such acquisition; provided, that the restrictions and obligations set forth in this Section 7.12(c) shall continue to apply to Mercury and its Subsidiaries (as of immediately prior to such acquisition) until the fourth (4th) anniversary of the Closing Date.

(d) The Parties acknowledge that the covenants set forth in this Section 7.12 are reasonable in order to protect the value of the SpinCo Business and the business of Mercury and the other members of the Mercury Group. It is the intention of the Parties that if any restriction or covenant contained in this Section 7.12 covers a geographic area, is for a length of time or is of a scope that is not permitted by applicable Law, or is in any way construed to be too broad or to any extent invalid, such restriction or covenant will not be construed to be null, void and of no effect, but will, to the extent such restriction or covenant would be valid or enforceable under applicable Law, be construed and interpreted to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained in this Section 7.12) that would be valid and enforceable under such applicable Law.

Section 7.13 Defense of Litigation. Gold and Mercury shall provide the other Party prompt notice in writing of any Action brought by any shareholder or purported shareholder or equityholder, as applicable, of such Party against it, any of its Subsidiaries or any of their respective directors and officers (including, with respect to Mercury, SpinCo) relating to the transactions contemplated by this Agreement or the Separation Agreement, including the Separation, the Merger, the Gold Charter Amendment and the Gold Share Issuance, and shall keep the other Party informed on a reasonably prompt basis with respect to the status thereof and consider any comments or suggestions made by the other Party in good faith with respect to the strategy therefor; provided, that prior to the Effective Time, no Party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the transactions contemplated by this Agreement or consent to the same, without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed) to the extent (a) such Action includes the other Party or any of its Subsidiaries, directors or officers as named defendants or (b) such compromise, settlement or arrangement would reasonably be expected to prevent, materially impair, materially delay or otherwise have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner.

Section 7.14 Section 16 Matters. Prior to the Effective Time, each of Gold, Mercury and SpinCo shall take all such steps as may be required (to the extent permitted by applicable Law) to cause any dispositions of SpinCo Common Stock (including derivative securities with respect to SpinCo Common Stock) or acquisitions of Gold Common Stock resulting from the transactions contemplated by this Agreement or any Transaction Document, including the Distribution, directly or indirectly, by each individual, if any, who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Gold or SpinCo, as applicable, as an officer or director thereof to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with (and to the extent permitted by) applicable SEC rules and regulations and interpretations of the SEC staff.

Section 7.15 Control of Other Party’s Business. Nothing contained in this Agreement shall give Mercury or SpinCo, directly or indirectly, the right to control or direct Gold’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Gold, directly or indirectly, the right to control or direct the operations of Mercury or SpinCo, including the SpinCo Business, prior to the Effective Time. Prior to the Effective Time, each of Mercury, SpinCo and Gold shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 7.16 SpinCo Share Issuance. In connection with the Distribution, prior to the Distribution Time, SpinCo will take all actions necessary to authorize the issuance of a number of, or stock split of, shares of SpinCo Common Stock such that the total number of shares of SpinCo Common Stock outstanding immediately prior to the Effective Time will equal the number of shares of Mercury Common Stock entitled to receive the Distribution outstanding immediately prior to the Distribution Time in accordance with the terms of the Separation Agreement. SpinCo shall effect such amendments, filings or other actions with respect to its Organizational Documents as are necessary to effect the Distribution in accordance with the terms of this Agreement and the Separation Agreement.

Section 7.17 Transaction Documents. Gold shall, or shall cause the applicable Gold Subsidiaries to, execute and deliver to Mercury at or prior to the Closing each of the Transaction Documents to which it or any such Gold Subsidiary is or will be a party at the Effective Time that have not previously been executed. Mercury shall, or shall cause its applicable Subsidiaries to, execute and deliver to Gold at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the Effective Time that have not previously been executed.

Section 7.18 Stock Exchange Listing. Gold shall use its reasonable best efforts to cause the shares of Gold Common Stock issuable pursuant to the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 7.19 Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover Law shall become applicable to the transactions contemplated hereby, Gold and the Gold Board shall use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 7.20 Works Council Matters. The Parties acknowledge and agree that they will satisfy all notification and consultation obligations in all material respects with respect to the Separation, the Distribution and the Merger. The Parties shall reasonably cooperate with each other in connection with such notification and consultation processes, and Gold shall be provided with a reasonable opportunity to review in advance any proposed communications in connection therewith, and any information to be provided related to the Transactions, including the SpinCo Financing, the Gold Financing and the expected consequences of the Transactions, shall be mutually agreed to by Gold and Mercury.

Section 7.21 Further Assurances. Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under this Agreement or applicable Law as may be required to carry out the provisions of this Agreement and to consummate and make effective the Merger and the other Transactions (other than with respect to the matters covered in Section 7.4, which shall be governed by the provisions of Section 7.4 and any consents required in connection with the Separation, which shall solely be governed by the Separation Agreement). In furtherance and not in limitation of the foregoing, each Party shall use commercially reasonable efforts to obtain all consents, approvals or waivers from third parties necessary in connection with the Merger and the other Transactions (other than with respect to the matters covered in Section 7.4, which shall be governed by the provisions of Section 7.4 and any consents required in connection with the Separation, which shall solely be governed by the Separation Agreement); provided, that no Party or any of its Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party with respect to the foregoing. The failure to obtain any consents, approvals or waivers from third parties shall not in and of itself constitute a breach of this Agreement.

Section 7.22 Sole Stockholder Approvals. Immediately after the execution of this Agreement, (a) Mercury will deliver the SpinCo Stockholder Approval to Gold, and (b) Gold, as the sole shareholder of Merger Sub, acting by written consent, will adopt this Agreement and approve the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and in accordance with the applicable provisions of the DGCL (the “Merger Sub Shareholder Approval”), and deliver a copy of the Merger Sub Shareholder Approval to Mercury.

Section 7.23 Obligations of Merger Sub. Gold shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 7.24 Financial Statements.

(a) Mercury shall deliver to Gold, (x) as promptly as reasonably practicable after the date hereof, unaudited carve-out combined balance sheets as of, and related combined statements of operations and cash flows for, the nine (9)-month period ended December 31, 2025, together with an unaudited statement of operations for the nine (9)-month period ended December 31, 2025 and (y) as promptly as reasonably practicable after the end of any interim period ending after the date hereof, unaudited carve-out consolidated balance sheets and related consolidated statements of operations and cash flows as of and for each interim period ended sixty (60) days prior to the Closing Date, in each case, prepared on a GAAP basis for pro forma disclosure purposes and suitable for inclusion in an offering document or confidential offering memorandum for any Permanent SpinCo Financing (the “SpinCo Unaudited Nine-Month Financial Statements”). Mercury shall deliver to Gold, as promptly as reasonably practicable after the date hereof, the audited combined and consolidated financial statements of (i) the SpinCo Business and (ii) to the extent required by applicable Law, SpinCo (before giving effect to the Separation) (except that for SpinCo, only an opening balance sheet shall be required), including the combined and consolidated balance sheets of (1) the SpinCo Business and (2) to the extent required by applicable Law, SpinCo (before giving effect to the Separation) as of March 31, 2026, March 31, 2025 and March 31, 2024, and the combined and consolidated statements of income, comprehensive income and cash flows of (x) the SpinCo Business and (y) to the extent required by applicable Law, SpinCo (before giving effect to the Separation) for the fiscal years ended March 31, 2026, March 31, 2025 and March 31, 2024, and the notes related thereto, prepared on a GAAP basis and together with an audit report, without qualification or exception thereto, on the financial statements from the independent accountants for the SpinCo Business and SpinCo (collectively, the “SpinCo Audited Financial Statements”) as well as consents of such independent accountants required to be filed with the Gold Registration Statement no later than the filing of the Gold Registration Statement.

(b) Mercury shall, from the date hereof until the date on which Gold files a Current Report on Form 8-K in connection with the Closing, which shall be within four (4) Business Days of the Closing (or no later than seventy-one (71) thereafter if such Current Report on Form 8-K does not include all historical financial statements of SpinCo required pursuant Item 9.01 of Form 8-K), deliver to Gold, as promptly as reasonably practicable after the end of any fiscal quarter ending after the date hereof, copies of the unaudited combined balance sheet of the SpinCo Business as of the end of each fiscal quarter ending after December 31, 2025, the related unaudited combined statements of income, comprehensive income and cash flows of the SpinCo Business for each such fiscal quarter and the notes related thereto, together with comparable financial statements for the corresponding periods of the prior fiscal year, in each case, prepared on a GAAP basis, and in each case, to the extent required to be included or incorporated by reference in the Securities Filings or in connection with the SpinCo Financing, Permanent SpinCo Financing and Gold Financing (collectively, the “SpinCo Subsequent Unaudited Financial Statements”), which SpinCo Subsequent Unaudited Financial Statements shall have been reviewed by the independent accountant for SpinCo in accordance with the procedures specified by the Public Company Accounting Oversight Board in AS 4105, Reviews of Interim Financial Information.

(c) In connection with the filing of the Securities Filings, as well as the SpinCo Financing, Permanent SpinCo Financing and Gold Financing, as applicable, Mercury shall use its commercially reasonable efforts prior to and after the Closing to cooperate with Gold in connection with Gold’s preparation of pro forma financial statements that comply with the rules and regulations of the SEC, including the requirements of Regulation S-X, including, without limitation the pro forma financial statements that are required to be filed with the SEC by Gold as an exhibit to a Current Report on Form 8-K within four (4) Business Days of the Closing (or no later than seventy-one (71) days thereafter if such pro forma financial statements are not included in the Current Report on Form 8-K filed by Gold within four (4) Business Days of the Closing).

(d) After the Closing, Gold shall use its commercially reasonable efforts to cooperate with Mercury in connection with Mercury’s preparation of financial statements that comply with the rules and regulations of the SEC, including the requirements of Regulation S-X.

(e) Notwithstanding any of the foregoing or any other provision in this Agreement to the contrary, other than in the event of a termination by Gold pursuant to Section 9.1(d) due to a material breach of a covenant on the part of Mercury or SpinCo, in which case Mercury shall be responsible for 100% of the Audit Reimbursement Obligations, in the event Mercury (i) delivers to Gold substantially complete drafts of the financial statements for fiscal year end March 31, 2025 and fiscal year end March 31, 2024 included in the SpinCo Audited Financial Statements on or before April 30, 2026, and (ii) delivers to Gold the final copies of such financial statements on or before May 8, 2026, Gold shall, and shall cause the Gold Subsidiaries to, pay to Mercury an amount of cash equal to 50% of the aggregate amount of the Audit Reimbursement Obligations (payment for any such Audit Reimbursement Obligations to be made promptly and in any event within ten (10) days following delivery to Gold by Mercury of a written request therefor accompanied by reasonable supporting documentation evidencing such Audit Reimbursement Obligations), but in no event shall Gold’s responsibility for its portion of the Audit Reimbursement Obligations exceed $4,000,000. For the avoidance of doubt, in the event the financial statements for fiscal year end March 31, 2025 and fiscal year end March 31, 2024 included in the SpinCo Audited Financial Statements are not (i) substantially completed and delivered to Gold on or before April 30, 2026 and (ii) completed and delivered to Gold on or before May 8, 2026, Mercury shall be responsible for 100% of the Audit Reimbursement Obligations.

Section 7.25 Notices of Certain Events. Subject to applicable Law and as otherwise required by any Governmental Authority, Mercury and Gold each shall keep the other reasonably apprised of the status of material matters relating to the consummation of the Transactions. Mercury and Gold each shall give reasonably prompt notice to the other of any change, event, development or effect that has had or would reasonably be expected to have a Mercury Material Adverse Effect, SpinCo Material Adverse Effect or a Gold Material Adverse Effect, as applicable, or of any failure of any condition to the other Party’s obligation to consummate the Transactions; provided, that the delivery of any notice pursuant to this Section 7.25 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy or condition to any obligation of any Party or update the SpinCo Disclosure Letter or Gold Disclosure Letter, as applicable; provided, further, that any Party’s obligations, actions or inactions pursuant to this Section 7.25, in each case, in and of themselves, shall be deemed excluded for purposes of determining whether the condition set forth in Section 8.2(a) or Section 8.3(a), as applicable, has been satisfied.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions to the Obligations of SpinCo, Mercury, Gold and Merger Sub to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Mercury and Gold) at or prior to the Closing of the following conditions:

(a) (i) Any applicable waiting period under the HSR Act with respect to the Merger shall have expired or been terminated; and (ii) any required consents, authorizations, approvals, orders, filings and declarations required to be obtained prior to the consummation of the Merger from a Governmental Authority under a Law set forth on Section 8.1(a) of the Gold Disclosure Letter (each, a “Requisite Regulatory Approval”) shall have been filed, occurred or been obtained (or any applicable waiting period thereunder shall have expired or been terminated), as applicable, without the imposition of any Burdensome Condition;

(b) The Separation and the Distribution shall have been consummated in accordance with the terms of the Separation Agreement in all material respects;

(c) Each of the Gold Registration Statement and the SpinCo Registration Statement shall have become effective in accordance with the Securities Act or the Exchange Act, as applicable, and none shall be the subject of any stop order by the SEC or actual or threatened proceedings by a Governmental Authority seeking such a stop order;

(d) No Governmental Authority of competent jurisdiction in any jurisdiction set forth in Section 8.1(d) of the SpinCo Disclosure Letter shall have enacted, promulgated, issued or granted any Law or Order that remains in effect and that has the effect of restraining, enjoining or prohibiting the consummation of the Separation, the Distribution or the Merger (each, a “Legal Restraint”);

(e) The Gold Shareholder Approval shall have been obtained; and

(f) The shares of Gold Common Stock to be issued to the holders of shares of SpinCo Common Stock pursuant to the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

Section 8.2 Additional Conditions to the Obligations of Mercury and SpinCo. The obligation of Mercury and SpinCo to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Mercury) at or prior to the Closing of the following additional conditions:

(a) Each of Gold and Merger Sub shall have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time;

(b) The representations and warranties made by Gold and Merger Sub set forth in Article VI (other than the first sentence of Section 6.1, Section 6.2, Section 6.3(a), Section 6.12(b), Section 6.22, Section 6.25 and Section 6.26), without giving effect to materiality, Gold Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Gold Material Adverse Effect or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a Gold Material Adverse Effect. The representations and warranties made by Gold and Merger Sub set forth in the first sentence of Section 6.1, Section 6.2, Section 6.22 and Section 6.26 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Gold and Merger Sub set forth in Section 6.3(a), Section 6.12(b) and Section 6.25 shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis inaccuracies, in the case of the representations and warranties set forth in Section 6.3(a) and Section 6.25, and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) Gold and Merger Sub shall have delivered to Mercury a certificate dated as of the Closing Date signed by an executive officer of Gold and Merger Sub to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied;

(d) Mercury shall have received the Mercury Merger Tax Opinion;

(e) Mercury shall have received (i) the IRS Ruling in form and substance reasonably satisfactory to Mercury, and such IRS Ruling shall continue to be valid and in full force and effect and (ii) the Distribution Tax Opinion in form and substance reasonably satisfactory to Mercury; and

(f) The SpinCo Cash Distribution shall have occurred.

Section 8.3 Additional Conditions to the Obligations of Gold and Merger Sub. The obligation of Gold and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Gold) at or prior to the Closing of the following additional conditions:

(a) Each of Mercury and SpinCo shall have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time;

(b) The representations and warranties made by Mercury and SpinCo set forth in Article IV and Article V (other than Section 4.1, Section 4.2, Section 4.5, the first sentence of Section 5.1, Section 5.2, Section 5.3(a)-(c), Section 5.6(b), Section 5.7 and Section 5.21), without giving effect to materiality, “Mercury Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Mercury Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect or Mercury Material Adverse Effect. The representations and warranties made by Mercury and SpinCo set forth in Section 4.1, Section 4.2, Section 4.5, the first sentence of Section 5.1, Section 5.2, Section 5.7 and Section 5.21 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Mercury and SpinCo set forth in Section 5.3(a)-(c) and Section 5.6(b) and shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis inaccuracies, in the case of the representations and warranties set forth in Section 5.3(a)-(c), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) Mercury shall have delivered to Gold a certificate dated as of the Closing Date signed by an executive officer of Mercury to the effect that each of the conditions set forth in Section 8.3(a), and Section 8.3(b) have been satisfied; and

(d) Gold shall have received the Gold Merger Tax Opinion.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time:

(a) by mutual written agreement of Mercury and Gold;

(b) by Mercury or Gold, if the Closing shall not have occurred on or prior to March 31, 2027 (the “Outside Date”); provided, that, if any of the conditions to the Closing set forth in Section 8.1(a) or Section 8.1(d) (solely as it relates to any Antitrust Law or Foreign Investment Law) have not been satisfied or waived (to the extent permitted by applicable Law) on or prior to 5:00 p.m. Eastern Time on the fourth (4th) Business Day prior to the Outside Date, but all other conditions to the Closing set forth in Article VIII have been satisfied or waived (to the extent permitted by applicable Law) (other than the conditions to the Closing set forth in Section 8.1(c) and Section 8.2(e) and those conditions that by their nature are to be satisfied at the Closing (including the conditions to the Closing set forth in Section 8.1(b), Section 8.2(c), Section 8.2(d), Section 8.2(f), Section 8.3(c) and Section 8.3(d), in each case, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the Outside Date)), the Outside Date will be automatically extended, without any action on the part of any Party, to June 30, 2027 and, if so extended, such date shall be the “Outside Date”; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Separation Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date; provided, further, notwithstanding the foregoing provisions of this Section 9.1(b), Mercury and Gold may mutually agree in writing to amend the Outside Date to any other date as they mutually agree;

(c) by Mercury or Gold, if any Legal Restraint permanently preventing or prohibiting consummation of the Merger or the Separation shall be in effect and shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement or the Separation Agreement is the primary cause of, or primarily resulted in, the enactment or issuance of any such Legal Restraint;

(d) by Gold upon written notice to Mercury, in the event of a breach of any representation, warranty, covenant or agreement on the part of Mercury or SpinCo, such that the conditions specified in Section 8.3(a) or Section 8.3(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured by the Outside Date, is not cured by Mercury or SpinCo by the earlier of: (x) sixty (60) days after receipt by Mercury of written notice thereof or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that Gold shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if Gold or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b);

(e) by Mercury upon written notice to Gold, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Gold or Merger Sub such that the conditions specified in Section 8.2(a) or Section 8.2(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured by the Outside Date, is not cured by Gold by the earlier of: (x) sixty (60) days after receipt by Gold of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that Mercury shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if Mercury or SpinCo is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b);

(f) by Mercury or Gold if the Gold Shareholder Approval shall not have been obtained upon a vote taken thereon at the Gold Shareholders Meeting, duly convened therefor, or at any adjournment or postponement thereof; provided, that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement is the primary cause of, or primarily resulted in, the failure to obtain such Gold Shareholder Approval; or

(g) by Mercury, at any time prior to obtaining the Gold Shareholder Approval, if the Gold Board shall have effected a Gold Adverse Recommendation Change.

Section 9.2 Effect of Termination. In the event of termination of this Agreement in accordance with Section 9.1, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from Fraud or Willful Breach; provided, further, that Section 7.5(f), Section 7.5(h), Section 7.5(i), Section 7.5(j), Section 7.7(d), Section 7.24(e), this Section 9.2, Section 9.3 and Article X hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

Section 9.3 Termination Fee; Other Fees and Expenses.

(a) Except as otherwise provided in the Separation Agreement or this Agreement, including this Section 9.3, Section 7.4(d), Section 7.5(f) and Section 7.24(e), all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses, whether or not the Merger is consummated; provided, that the expenses in connection with printing and mailing the Gold Registration Statement, the Proxy Statement, the SpinCo Registration Statement and the Distribution Documents, shall be borne equally by Mercury and Gold.

(b) If this Agreement is terminated (i) pursuant to Section 9.1(g) (or pursuant to any other provision of Section 9.1 when Mercury had the right to terminate this Agreement pursuant to Section 9.1(g)) or (ii) (A) pursuant to Section 9.1(e), (B) pursuant to Section 9.1(b), or (C) pursuant to Section 9.1(f) and, in the case of each of clauses (B) and (C) (and with respect to clause (A), prior to such termination), a Competing Proposal shall have been publicly announced or disclosed (or otherwise communicated to the Gold Board) at any time after the date of this Agreement and (if made or communicated publicly) not publicly withdrawn at least five (5) Business Days prior to the date of termination or, with respect to clause (C), prior to the Gold Shareholders Meeting, and within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Gold enters into a definitive agreement in respect of a Competing Proposal (which, in each case, need not be the same Competing Proposal that was made, disclosed or communicated prior to the termination hereof, and regardless of when such Competing Proposal was made or the counterparty thereto), then Gold shall pay, or cause to be paid, to Mercury $45,000,000 (the “Gold Termination Fee”), by wire transfer of immediately available funds to an account or accounts specified by Mercury on the second Business Day following termination of this Agreement (with respect to clause (i)) or the second Business Day following the earlier of the date Gold enters into a definitive agreement in respect of and the date Gold consummates the applicable transaction (with respect to clause (ii)), as applicable; provided that, solely for purposes of this Section 9.3(b), the term “Competing Proposal” shall have the meaning set forth in Section 7.9(g), except that all references to 20% shall instead refer to 50%. In no event shall Gold be required to pay the Gold Termination Fee on more than one occasion.

(c) The payment of the Gold Termination Fee shall be compensation and liquidated damages for the loss suffered by Mercury as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances. Each of the Parties acknowledges that the Gold Termination Fee is not intended to be a penalty, but rather represents liquidated damages in a reasonable amount that will compensate Mercury in the circumstances in which such Gold Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Each Party further agrees that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if Gold fails to pay any amounts due under this Section 9.3 and, in order to obtain such payment, Mercury commences a suit that results in a judgment against Gold for such amounts, Gold shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period plus two percent (2%), together with the costs and expenses of Mercury (including reasonable legal fees and expenses) in connection with such suit. Subject to Section 9.2, payment by Gold of the Gold Termination Fee shall be the sole and exclusive remedy of Mercury and SpinCo against Gold, Merger Sub and their respective Subsidiaries in circumstances where the Gold Termination Fee is payable hereunder. Notwithstanding anything to the contrary, nothing in this Agreement, including this Section 9.3, shall in any way limit the provisions of Section 10.8 and Mercury shall be entitled to pursue both a grant of specific performance in addition to payment of the Gold Termination Fee (but shall not be entitled to receive both a grant of specific performance that results in the Closing and payment of the Gold Termination Fee).

ARTICLE X

MISCELLANEOUS

Section 10.1 Non-Survival of Representations, Warranties and Agreements. The obligations, covenants and agreements that by their terms are to be performed following the Closing pursuant to any Transaction Document, including the Separation Agreement, or this Agreement shall survive the Effective Time in accordance with their terms and all other obligations, covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder or hereunder.

Section 10.2 Governing Law; Jurisdiction. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the Parties agrees that any Action related to this agreement shall be brought exclusively in the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof (the “Chosen Courts”). By executing and delivering this Agreement, each of the Parties irrevocably: (a) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action relating to this Agreement, including any Action brought for any remedy contemplated by Section 10.8; (b) waives any objections which such Party may now or hereafter have to the laying of venue of any such Action contemplated by this Section 10.2 and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (c) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (d) agrees that it will not bring any Action contemplated by this Section 10.2 in any court other than the Chosen Courts; (e) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such Party at their respective addresses provided in accordance with Section 10.3 or in any other manner permitted by Law; and (f) agrees that service as provided in the preceding clause (e) is sufficient to confer personal jurisdiction over such Party in the Action, and otherwise constitutes effective and binding service in every respect. Each of the Parties hereto agrees that a final judgment in any Action in a Chosen Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each Party further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.

Section 10.3 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by email (so long as the sender of such email does not receive an automatic reply, “bounceback” or notice of nondelivery from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to Mercury or SpinCo, to:

Modine Manufacturing Company

1500 De Koven Ave

Racine, Wisconsin 53403

Attention:   General Counsel

Email:     [redacted]

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

Attention:   Andrew Kaplan

Email:     [redacted]

if to Gold or Merger Sub, to:

Gentherm Incorporated

28875 Cabot Drive

Novi, MI 48377

Attention:   Wayne Kauffman; Jon Douyard

Email:     [redacted]; [redacted]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 N Wabash Ave, Suite 2800

Chicago, IL 60611

Attention:   Bradley C. Faris; Jason Morelli

Email:     [redacted]; [redacted]

and

Honigman LLP

2290 First National Building

660 Woodward Avenue

Detroit, MI 48226

Attention:   Michael S. Ben; Matt VanWasshnova

Email:     [redacted]; [redacted]

or to such other address or addresses as the Parties may from time to time designate in writing by like notice.

Section 10.4 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.5 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Confidentiality Agreement and the other Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties with respect to such subject matter; provided, however, that for the sake of clarity, it is understood that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its respective terms (subject to the last sentence of Section 10.1). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the SpinCo Disclosure Letter and Gold Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

Section 10.6 Amendments and Waivers.

(a) Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.6(b)) agree to an amendment or modification to this Agreement by a duly executed agreement in writing; provided, that after the Gold Shareholder Approval has been obtained, no amendment or waiver shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Gold without such further approval or adoption. No waiver by any of the Parties of any breach hereunder shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b) This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties which makes reference to this Agreement; provided, that any amendments or modifications of this Section 10.6(b) or Section 10.2, Section 10.7 or Section 10.12 (including the definitions of “Lenders”, “Lender Parties” and any other provisions of this Agreement to the extent a modification thereof would affect the substance of the foregoing definitions and/or Section 10.12) to the extent materially adversely affecting any of the Lenders, may not be entered into without the prior written consent of each of the Lenders (such consent not to be unreasonably withheld, conditioned or delayed).

Section 10.7 Assignment; Parties in Interest; Non-Parties.

(a) No Party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other Parties. Any attempted assignment or delegation in breach of this Section 10.7 shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 7.8 and Section 10.7(b) (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

(b) Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made against, the Parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, lenders, financing sources, managers, members, partners, agents or representatives of any Party, in each case, who is not a Party to this Agreement, shall have any liability for any obligations of the Parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Such Persons who are not Parties hereto are third party beneficiaries of Section 10.2, Section 10.6, Section 10.9, Section 10.12 and this Section 10.7(b). For the avoidance of doubt, this Section 10.7(b) shall not affect (a) the rights of the Persons party to the Commitment Letter to enforce the Commitment Letter in accordance with its terms; or (b) the rights and obligations of the Parties hereto set forth in Section 7.5.

Section 10.8 Specific Performance.

(a) The Parties agree and acknowledge that the failure to perform under this Agreement will cause an actual, immediate and irreparable harm and injury and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that, (i) each of the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement, and (ii) prior to the earlier of the Closing or any termination of this Agreement in accordance with Section 9.1, damages shall be awarded only in a case where a court of competent jurisdiction shall have determined that, notwithstanding the Parties’ intention for specific performance to be the applicable remedy prior to termination or the Closing, such specific performance is not available or otherwise will not be granted as a remedy.

(b) The Parties further agree that (i) by seeking the remedies provided for in this Section 10.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages, subject to the terms hereof, (ii) nothing contained in this Section 10.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 10.8 before exercising any termination right under Section 9.1 (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 10.8 or anything contained in this Section 10.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or to pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.8, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 10.9 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.9. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS Section 10.9 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.10 Severability. If any provision of this Agreement, or the application of any such provision to any Person or circumstance, shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 10.11 Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or.pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or.pdf transmission shall be binding to the same extent as an original signature page.

Section 10.12 Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, each of Mercury, SpinCo and Gold on behalf of itself and its respective Subsidiaries, Affiliates and Representatives:

(a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Lender Parties, arising out of or relating to, this Agreement, the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing or any of the agreements (including the Commitment Letter) entered into in connection with the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing or any of the transactions contemplated by this Agreement or the agreements entered into in connection with the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court;

(b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Commitment Letter or other applicable definitive document relating to the SpinCo Financing, the Permanent SpinCo Financing and the Gold Financing;

(c) agrees not to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Lender Party in any way arising out of or relating to, this Agreement, the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing, the Commitment Letter or any of the transactions contemplated by this Agreement or the Commitment Letter or the performance of any services under the Commitment Letter in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(d) agrees that service of process upon Mercury, SpinCo, their respective Subsidiaries, Gold or the Gold Subsidiaries in any such proceeding shall be effective if notice is given in accordance with Section 10.3;

(e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court;

(f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against any Lender Party in any way arising out of or relating to, this Agreement, the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing, the Commitment Letter or any of the transactions contemplated by this Agreement or the Commitment Letter or the performance of any services under the Commitment Letter;

(g) agrees that none of the Lender Parties will have any liability to Mercury, SpinCo, Gold or any of their respective Subsidiaries or any of their respective Affiliates or Representatives (other than, following the Closing Date, Gold, SpinCo and their respective Subsidiaries in accordance with the terms of the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing or the Commitment Letter) solely relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement, whether in law or in equity, whether in contract or in tort or otherwise and not related to the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing or the Commitment Letter in any way; and

(h) hereby waives any and all claims and causes of action against the Lender Parties in their capacity as Lender Parties relating to or arising out of this Agreement, the SpinCo Financing, the Permanent SpinCo Financing, the Gold Financing, the Commitment Letter or any of the transactions contemplated by this Agreement or the Commitment Letter or the performance of any services under the Commitment Letter (other than, following the Closing Date, with respect to the SpinCo Financing, the Permanent SpinCo Financing and/or the Gold Financing), whether in law or in equity, whether in contract or in tort or otherwise.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

MODINE MANUFACTURING COMPANY

By:	/s/ Erin Roth
Name:	Erin Roth
Title:	Vice President, General Counsel and Chief Compliance Officer

PLATINUM SPINCO INC.

By:	/s/ Michael Rathburn
Name:	Michael Rathburn
Title:	Vice President

GENTHERM INCORPORATED

By:	/s/ William Presley
Name:	William Presley
Title:	President and Chief Executive Officer

PLATINUM GOLD MERGER SUB INC.

By:	/s/ Thomas Stocker
Name:	Thomas Stocker
Title:	President

[Signature Page to Agreement and Plan of Merger]